Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Exhibit 99.1
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
PRELIMINARY AND SUBJECT TO COMPLETION—DATED MAY 1, 2025
INFORMATION STATEMENT
Solstice Advanced Materials, LLC
Common Stock
(par value $0.01 per share)
We are sending you this Information Statement in connection with the spin-off by Honeywell International Inc. (“Honeywell”) of its wholly owned subsidiary, Solstice Advanced Materials, LLC (the “Company” or “Solstice Advanced Materials”). To effect the spin-off, Honeywell will first undertake a series of internal reorganization transactions to separate the Advanced Materials business from the Honeywell business (each as defined herein), after which Honeywell will distribute all of the shares of Solstice Advanced Materials common stock on a pro rata basis to the holders of Honeywell common stock (each as defined herein). Prior to such distribution, Solstice Advanced Materials will convert into a Delaware corporation and will be renamed “Solstice Advanced Materials Inc.” We expect that the distribution of Solstice Advanced Materials common stock will be tax-free to holders of Honeywell common stock for U.S. federal income tax purposes, except for cash that shareowners may receive (if any) in lieu of fractional shares.
If you are a record holder of Honeywell common stock as of the close of business on           , 2025, which is the record date for the distribution, you will be entitled to receive           share(s) of Solstice Advanced Materials common stock for every           share(s) of Honeywell common stock that you hold on that date. Honeywell will distribute the shares of Solstice Advanced Materials common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Solstice Advanced Materials common stock.
The distribution is expected to be effective as of 12:01 a.m. New York City time on           , 2025. Immediately after the distribution becomes effective, Solstice Advanced Materials will be an independent, publicly traded company.
Honeywell shareowners (as defined herein) are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy and request that you do not send us a proxy. Honeywell shareowners will not be required to pay any consideration for the shares of Solstice Advanced Materials common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Honeywell common stock or take any other action in connection with the spin-off.
No trading market for Solstice Advanced Materials common stock currently exists. We expect, however, that a limited trading market for Solstice Advanced Materials common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Solstice Advanced Materials common stock will begin on the Distribution Date (as defined herein). We intend to list Solstice Advanced Materials common stock on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “     .”
In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 24 of this Information Statement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
Notice of Internet Availability with instructions for how to access this Information Statement is first being mailed to Honeywell shareowners on or about      , 2025.
The date of this Information Statement is           , 2025.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
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Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
TRADEMARKS AND COPYRIGHTS
We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of the Advanced Materials business (including certain trademarks, logos and trade names, which are used under license from Honeywell). We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, certain of our trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.
INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this Information Statement concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from third-party sources, our own analysis of data received from these third-party sources, our own internal data, commissioned market research and management estimates. We derive management estimates from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the section of this Information Statement entitled “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. For additional information, see the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”
NON-GAAP FINANCIAL INFORMATION
We provide supplemental financial information not in accordance with accounting principles generally accepted in the United States (“non-GAAP” financial information) to enhance the understanding of our financial information prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. The non-GAAP financial information presented may be determined or calculated differently by other companies. See “Selected Historical and Unaudited Pro Forma Combined Financial Data” for more information.
We present organic sales percentage, Adjusted EBITDA and Adjusted EBITDA margin in this Information Statement because we believe such measures provide investors with additional information to measure our performance. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, their limitations and reconciliations to their nearest GAAP financial measures.
Because of their limitations, these non-GAAP financial measures are not intended as alternatives to GAAP financial measures or as indicators of our operating performance and should not be considered as measures of cash available to invest in the growth of our business or that will be available to meet our obligations. We compensate for these limitations by presenting these non-GAAP financial measures along with other comparative tools, together with GAAP financial measures, to assist in the evaluation of operating performance.
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Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
INFORMATION STATEMENT SUMMARY
In this Information Statement, unless the context otherwise requires:
•The “Advanced Materials business” refers to the Refrigerants & Applied Solutions (“RAS”) segment (which includes the manufacture of refrigerant materials, hydrofluoroolefins (“HFOs”), HFO blends and hydrofluorocarbons (“HFCs”), including low global warming potential (“LGWP”) refrigerants and heating solutions, blowing agents, aerosol propellants, cleaning solvents and LGWP products, including those distributed and sold through the Solstice and Genetron brands, and the manufacture of healthcare materials, including barrier protection materials, including those distributed and sold through the Aclar brand) and the Electronic & Specialty Materials (“ESM”) segment (which includes the manufacture of electronic materials and industrial-grade fibers, including sputtering targets and lightweight high-strength fibers, including those distributed and sold through the Spectra brand), in each case as conducted prior to the Distribution Date (as defined herein) by Honeywell and its subsidiaries, including Solstice Advanced Materials and its subsidiaries;
•The “Company,” “Solstice Advanced Materials,” “we,” “our” and “us” refer to Solstice Advanced Materials, LLC (or after its conversion to a Delaware corporation, Solstice Advanced Materials Inc.) and its consolidated subsidiaries after giving effect to the Spin-Off (as defined herein), resulting in Solstice Advanced Materials holding the Advanced Materials business;
•“Honeywell” refers to Honeywell International Inc. and its consolidated subsidiaries, other than, for all periods following the Spin-Off, Solstice Advanced Materials;
•The “Honeywell business” refers to the business, activities and operations of Honeywell other than the Advanced Materials business, in each case as conducted prior to the Distribution Date by Honeywell or Solstice Advanced Materials (or any of their respective predecessors);
•“Honeywell common stock” refers to the shares of common stock, par value $1.00 per share, of Honeywell;
•“Honeywell shareowners” refers to holders of record of Honeywell common stock in their capacity as such;
•“Distribution” refers to the transaction in which Honeywell will distribute to its shareowners of record all of the shares of Solstice Advanced Materials common stock on a pro rata basis;
•“Distribution Date” refers to the date of the Distribution, which is expected to be on           , 2025;
•“Internal Reorganization” refers to the series of internal reorganization transactions described under “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation Agreement” that Honeywell will take prior to the Distribution that will result in the separation of the Advanced Materials business from the Honeywell business;
•“Record Date” refers to          , 2025, the date set by the Honeywell Board (as defined herein) to determine the Honeywell shareowners eligible to receive the Distribution;
•“Solstice Advanced Materials common stock” refers to the shares of common stock, par value $0.01 per share, of Solstice Advanced Materials; and
•“Spin-Off” refers to the Internal Reorganization and the Distribution, collectively.
Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of all the transactions referred to in this Information Statement in connection with the Spin-Off.
The Spin-Off
On October 8, 2024, Honeywell announced its plan to spin off its Advanced Materials business into an independent, publicly traded company through a pro rata distribution of Solstice Advanced Materials common stock to Honeywell shareowners. The Distribution is intended to be generally tax free for U.S. federal income tax purposes, except for

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
any cash received in lieu of fractional shares. In reaching the decision to pursue the Spin-Off, Honeywell considered a range of potential structural alternatives for the Advanced Materials business and concluded that the Spin-Off is the most attractive alternative for enhancing shareowner value.
To effect the Spin-Off, Honeywell will first undertake the Internal Reorganization. The Internal Reorganization will involve the transfer or conveyance by Honeywell, or its affiliates, of the entities, assets and liabilities that are necessary in advance of the Distribution so that Solstice Advanced Materials, or its affiliates, receive the entities, assets and liabilities of the Advanced Materials business, while the remaining entities, assets and liabilities will remain with Honeywell or its affiliates.
Following the Internal Reorganization and upon the satisfaction or waiver by Honeywell of the conditions to the Distribution (which are described in more detail in “The Spin-Off—Conditions to the Distribution”), on the Distribution Date, Honeywell will effect the distribution of all of the shares of Solstice Advanced Materials common stock on a pro rata basis to the holders of Honeywell common stock on the basis of         share(s) of Solstice Advanced Materials common stock for every           share(s) of Honeywell common stock you hold as of the close of business on the Record Date. As a result of the Distribution, we will become an independent, publicly traded company, and Honeywell will not own any equity interest in us, and we will operate independently from Honeywell. No approval of Honeywell shareowners is required in connection with the Spin-Off, and Honeywell shareowners will not have any appraisal rights in connection with the Spin-Off.
Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement (the “Separation Agreement”) and several other agreements with Honeywell related to the Spin-Off. These agreements, including a Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Trademark License Agreement, Intellectual Property Cross-License Agreement (each as defined herein) and certain other leases, commercial services and supply agreements, will govern the relationship between Honeywell and Solstice Advanced Materials following completion of the Spin-Off and allocate between Honeywell and Solstice Advanced Materials various assets, liabilities and obligations, including employee benefits, intellectual property, environmental and tax-related assets and liabilities, and in the case of the leases, commercial services and supply agreements, govern the relationship between Honeywell and Solstice Advanced Materials for certain leased real property, the provision of certain commercial services and the supply of products. See “Certain Relationships and Related Party Transactions” for more information.
Completion of the Distribution is subject to the satisfaction or waiver of a number of conditions, which are described in more detail in “The Spin-Off—Conditions to the Distribution.” In addition, Honeywell has the right not to complete the Distribution if, at any time, Honeywell’s board of directors (the “Honeywell Board”) determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Honeywell or its shareowners or is otherwise not advisable. See “The Spin-Off—Conditions to the Distribution” for more information.
Following the Spin-Off, Solstice Advanced Materials and Honeywell will each have more focused businesses, allowing for better investment in growth opportunities and more effective execution of each company’s specific strategic plans. Solstice Advanced Materials primarily serves the cooling, air conditioning and refrigeration (“HVAC/R”), automotive, energy, building and appliance insulation and healthcare end markets through its RAS segment and the semiconductor, defense, pharmaceutical and construction end markets through its ESM segment. Solstice Advanced Materials intends to enhance its customer offerings by capitalizing on secular growth through targeted investments into its innovation and manufacturing capabilities. Solstice Advanced Materials seeks to enhance its growth prospects organically by expanding into adjacent products and end markets, as well as inorganically through selective strategic acquisitions. The Spin-Off will enable our management team and our board of directors (our “Board”) to devote their time and attention to corporate strategies and policies that leverage their domain expertise and are based specifically on the needs of our business and its dynamic end markets. Plans are in place to create incentives for our management and employees closely linked to business performance and our shareowners’ expectations, which is expected to help us attract and retain highly qualified personnel. Additionally, the Spin-Off is anticipated to align our shareowner base with the characteristics and risk profile of our business. See “The Spin-Off—Reasons for the Spin-Off” for more information.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Aspects of the Spin-Off may increase the risks associated with ownership of shares of Solstice Advanced Materials common stock. In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $          million in the form of term loans and through the issuance of debt securities, the net proceeds of which will be received by Honeywell prior to or substantially concurrently with the consummation of the Spin-Off. We also intend to enter into a revolving credit facility to be available for our working capital and other cash needs in an aggregate committed amount as of the date of the Spin-Off of $          million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Material Indebtedness” for more information. Furthermore, as an independent entity we may lose some of the benefits of purchasing power, borrowing leverage and available capital for investments associated with being a larger entity. See “Risk Factors” in this Information Statement. As a consequence of the foregoing, there is no guarantee that any dividends will be declared on our common stock by our Board or if so declared, will be continued in the future. For more information, see “Dividend Policy.”
Following the Spin-Off, we expect our common stock to trade on Nasdaq under the ticker symbol “           .”
Our Company
Solstice Advanced Materials is a global, differentiated advanced materials company and a leading global provider of refrigerants, semiconductor materials, protective fibers and healthcare packaging. We operate through two segments, reported as Refrigerants & Applied Solutions (which we refer to in this Information Statement as “RAS”) and Electronic & Specialty Materials (which we refer to in this Information Statement as “ESM”). Our business is an industry innovator as well as a technology leader, supported by some of the industry’s most well-known brands.
Our RAS segment is a leading manufacturer of LGWP refrigerants, blowing agents, solvents and aerosol materials. RAS serves the end markets of HVAC/R, automotive, energy, building and appliance insulation and healthcare. RAS products include, among others, LGWP refrigerants, blowing agents, aerosol propellants, cleaning solvents, high-barrier pharmaceutical packaging materials and alternative energy services. Our products are distributed and sold through well-known brands like Solstice, Genetron and Aclar. Our ESM segment is a leading provider of electronic materials, high-strength fibers and laboratory life sciences chemicals. ESM primarily serves the semiconductor, defense, pharmaceutical and construction end markets. ESM products include, among others, sputtering targets, lightweight high-strength fibers and high-purity life sciences solutions. Our products are distributed and sold through well-known brands like Spectra, Fluka, and Hydranal.
We benefit from strong secular demand resulting from certain growing trends, including government regulated sustainability targets, semiconductor production, healthcare and life sciences, defense and safety and advanced electrification—all across a diverse set of products, systems and solutions. Over the last decade, we tailored our products toward highly specialized offerings in targeted, high-growth end markets that value differentiated technology and manufacturing capabilities. We maintain longstanding leadership positions backed by decades of innovation in high value-added product segments. Our strong manufacturing capabilities are often located in proximity to our customers across the globe. Our long history of innovation, supported by over 5,800 issued patents and pending applications as of December 31, 2024, allows us to closely collaborate with our customers, providing us with a client-specific, specialized product portfolio.
As of December 31, 2024, our approximately 3,800 employees served over 3,000 customers, across a wide range of end markets in over 120 countries and territories. Our global presence included 21 manufacturing sites and three research and development (“R&D”) sites as of December 31, 2024.
On October 8, 2024, Honeywell announced its plan to spin off its Advanced Materials business as an independent, publicly traded company to its shareowners. The Advanced Materials business is currently part of Honeywell’s Energy and Sustainability Solutions reported segment. The Advanced Materials business dates back to the 1800s, becoming part of Allied Chemical and Dye Corporation in 1920 and later AlliedSignal, which merged with Honeywell in 1999. The Advanced Materials business was officially established within Honeywell after Honeywell’s Spin-Off of AdvanSix, its Resins and Chemicals business, in 2016.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
We intend to create value for our stakeholders and enhance our value proposition to customers through defined and actionable strategies. We plan to further improve our customer offerings by capitalizing on secular growth trends and making targeted investments into innovation and manufacturing capabilities. We seek to enhance our growth prospects through disciplined portfolio management, including by organic expansion into higher-value adjacent products and end markets, as well as inorganically through selective strategic acquisitions. We also plan to focus on disciplined cost management and leveraging our supply chain expertise to support profitable growth.
Our strong Adjusted EBITDA margin profile is supported by the Honeywell Accelerator operating model (as defined herein). The Honeywell Accelerator operating model utilizes systems, processes, best practices and management philosophies spanning across the whole organization and benefiting customers and stakeholders (the “Honeywell Accelerator operating model”). In connection with the separation, Honeywell will provide Honeywell Accelerator tools and processes to Solstice Advanced Materials, and after the Spin-Off, Solstice Advanced Materials will use, evolve and tailor such tools and processes to develop the Solstice Accelerator operating model (the “Solstice Accelerator operating model”). We strongly believe that the Solstice Accelerator operating model will provide us with strong competitive advantages relative to our peers. We expect that the Solstice Accelerator operating model will be deeply embedded throughout our organization, across business lines and hierarchical structures.
Our Portfolio and Reported Segments
We operate through two segments, reported as RAS and ESM. Below is a description of Solstice Advanced Materials’ net sales by segment and region for the year ended December 31, 2024. For purposes of the descriptions and reports disclosed in this Information Statement, the region of Europe, Middle East and Africa includes India consistent with our internal reporting structure (“EMEA”).

Segment Mix	Geographic Mix

Refrigerants & Applied Solutions Segment
Overview of Refrigerants & Applied Solutions
Our RAS segment is a leading manufacturer of LGWP refrigerants, blowing agents, solvents and aerosol materials. RAS serves the end markets of HVAC/R, automotive, energy, building and appliance insulation, and healthcare. Its products include LGWP refrigerants, blowing agents, aerosol propellants, cleaning solvents, high-barrier pharmaceutical packaging materials and alternative energy services. Our products are distributed and sold through well-known brands such as Solstice, Genetron and Aclar.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
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Below is a description of RAS’ net sales by product offering and region for the year ended December 31, 2024:

Product Offering	Geographic Mix

Overview of Businesses
RAS operates through the following businesses: Refrigerants, Building Solutions & Intermediates, Alternative Energy Services and Healthcare Packaging.
•Refrigerants: The Refrigerants business develops and manufactures leading LGWP refrigerants for stationary and automotive applications. We serve comfort cooling as well as the refrigeration end markets. Our products are primarily sold to HVAC/R and automotive original equipment manufacturers (“OEMs”) as well as aftermarket wholesalers under our Solstice and Genetron brands. We differentiate ourselves through strong brand recognition, global channel access and a deep aftermarket partner network. We are a leading global provider of refrigerants for the automotive end market, clearly differentiated by global commercial reach, customer relationships and a strong intellectual property portfolio, further strengthened by our position in the vehicle service aftermarket business.
•Building Solutions & Intermediates: The Building Solutions & Intermediates business is a leading supplier of LGWP blowing agents for insulating foam and appliance insulation, as well as cleaning solvents. We mainly serve the construction end market. Our products and services are sold to a wide range of customers, from construction companies and appliance OEMs to distributors. We are recognized as a technology leader with a strong United States (the “U.S.”) footprint, benefiting from significant commercial reach, channel access and deep customer relationships due to unique formulation processes specific to each customer.
•Alternative Energy Services: The Alternative Energy Services business provides uranium hexafluoride conversion and related services to utilities operating nuclear power plants. Together with our joint venture partner General Atomics, we are the only provider of these services in the U.S.
•Healthcare Packaging: The Healthcare Packaging business is a global leader in specialty packaging materials characterized by a high moisture barrier and high clarity as well as lower emissions medical aerosols. We serve the medical and pharmaceutical end markets. Our products are primarily sold to medical and pharmaceutical packaging producers through our Aclar and Solstice brands. For over 50 years, we maintained our position as an industry leader for differentiated specialty medical and pharmaceutical barrier packaging.
Business and Products
RAS comprises Refrigerants, Building Solutions & Intermediates, Alternative Energy Services and Healthcare Packaging, each of which develops, produces and sells advanced materials based on the fluorine molecular value chain, achieving high synergies across businesses.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Our Refrigerants business develops and manufactures LGWP refrigerants for two main end markets: stationary and automotive. The refrigerants portfolio primarily includes HFOs, HFO blends and some HFCs for currently converting markets. The stationary refrigerants business is a leading manufacturer of energy-efficient, ultra-LGWP refrigerants, mainly used in HVAC/R systems for residential cooling, commercial and industrial refrigeration, supermarkets, cold storage, chillers, food processing and data centers. Additionally, our Solstice HFO refrigerants are used in heat pumps for district, residential and commercial heating applications. In food retail, our energy-efficient Solstice HFO refrigerants are used by over 60,000 supermarkets globally for low and medium temperature applications such as coolers, freezers and refrigerated displays. For industrial applications, our Solstice HFO refrigerants replace boilers as heating sources in chillers and heat pumps. Our Solstice 454B is an LGWP refrigerant, helping to minimize environmental impact through increased efficiency while lowering our customers’ redesign costs and capital expenditures. Solstice 454B outperforms other refrigerant alternatives in normal and high ambient conditions in various applications, helping customers meet energy efficiency and sustainability goals without sacrificing system performance. For end markets converting towards LGWP refrigerants, we still offer reduced global warming potential (“reduced-GWP”) HFCs under our Genetron brand. We are well positioned to capitalize on adjacent opportunities such as data center cooling or the electrification of heating via heat pumps.
Our automotive refrigerants business is a leading manufacturer of LGWP refrigerants, primarily R-1234yf, a LGWP refrigerant for automotive air conditioning systems protected by patents into the 2030s (“R-1234yf”). LGWP refrigerants are required in nearly every new car sold in regulated markets as part of a vehicle’s air conditioning system, absorbing heat and cooling the vehicle’s interior. For automotive and transportation applications, our Solstice refrigerants are used in conventional, hybrid, electric, heavy-duty and refrigerated vehicles. In regulated markets, which are well advanced in the transition to LGWP refrigerants, we offer HFOs, as well as HFCs for the part of the market that still needs to transition. Similarly, we offer both HFOs and HFCs in developing countries, which are at an earlier stage of the transition to LGWP refrigerants.
Our Building Solutions & Intermediates business is a key supplier in fluorine-based derivatives. We develop and manufacture LGWP blowing agents for residential and commercial structures, appliance insulation and cleaning solvents. Our Solstice LGWP blowing agents enable spray foam to provide superior insulation for residential and commercial properties while reducing energy usage. For automotive and transportation applications, our Solstice blowing agents insulate conventional, hybrid, electric, heavy-duty and refrigerated vehicles. For industrial applications, our Solstice solvents and flushing agents are used for vapor degreasing and precision cleaning.
Our Alternative Energy Services business provides uranium hexafluoride conversion and related services to utilities operating nuclear power plants in North America, Europe and Asia. Conversion requires extensive expertise in hydrofluorination and fluorination processes, positioning us as the only U.S.-based supplier. Our Alternative Energy Services business operates through a joint venture with General Atomics, where we currently act as controlling partner. Solstice Advanced Materials provides conversion services from its wholly owned Metropolis plant, which is the only uranium hexafluoride conversion facility located in the U.S. (the “Alternative Energy Services Facility” or “AES Facility”), to the joint venture through a decades-long supply agreement. After a temporary production halt from 2017 to mid-2023, we restarted operations and continue investing to increase throughput and reduce downtime. The joint venture experiences strong long-term customer demand, with $2 billion in backlog orders as of December 31, 2024.
Our Healthcare Packaging business is a global leader in high-barrier, clear polymers for thermoformed healthcare packaging applications as well as lower emissions medical aerosols. Our specialty films are used in medical and pharmaceutical packaging, where our protective films achieve the highest moisture barrier of any clear thermoplastic film while also lowering total packaging costs for our customers. Our ultra-high moisture barrier protects the efficacy of medicines, while the transparent material acts as a consumer-friendly film. We are able to laminate our films with a wide range of substrates to add oxygen and light barrier protection when needed. Furthermore, our packaging materials are recyclable and PVC-free. Our Aclar and Aclar Accel high-barrier packaging materials are mainly used in blister packaging in the medicine and pharmaceutical packaging space. Some of the best-known over-the-counter and prescription medications have been packaged by our products for over 50 years. We see several opportunities to expand into adjacent areas demanding high barrier performance and high clarity, mainly in the healthcare and pharmaceutical space as well as in semiconductor packaging. In addition, we develop and manufacture lower emissions aerosols for healthcare applications and inhalation therapy. Our Solstice Air aerosols

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are near-zero GWP propellants for metered dose inhalers in the healthcare space. We see potential opportunities in adjacent areas in healthcare with additional medical aerosols.
Industry, End Markets and Competition
Our Refrigerants business offers refrigerants for stationary applications to serve residential and commercial end markets, as well as industrial heating, cooling and refrigeration. Our refrigerants are used in HVAC/R systems in supermarkets, cold storage, chillers, food processing, heat pumps, data centers and comfort cooling and heating in residential and commercial buildings. Stationary markets remain among the last to convert to HFOs. The development and production of traditional HFCs is relatively commoditized among industry players. We benefit from our existing presence in the U.S. and Europe, where markets provide regulatory protection for incumbent producers. The transition toward LGWP HFOs strengthens our leadership position in LGWP refrigerants, especially in the U.S. and Europe. We expect demand for LGWP refrigerants in stationary applications to grow at rates exceeding GDP, driven by the regulatory transition from HFCs toward LGWP renewable HFOs and electrification of heating via heat pumps. We differentiate ourselves through strong brand recognition, global channel access and a deep partner network, particularly in the aftermarket business. We also benefit from a strong intellectual property portfolio, especially in LGWP HFOs.
Our Refrigerants business also offers refrigerants for automotive end markets sold to OEMs in both regulated and developing countries. Our refrigerants are used in HVAC/R systems in automotive vehicles of all types, including conventional, hybrid, electric, heavy-duty and refrigerated vehicles. While regulated jurisdictions such as the U.S., the European Union (the “EU”), Japan and South Korea have nearly fully transitioned to LGWP refrigerants, we expect that China will drive significant adoption of R-1234yf going forward. Furthermore, electric and hybrid vehicles use up to double the amount of refrigerants compared to traditional combustion-engine vehicles, further driving growth in the market for our core products. We hold an established market position in electric vehicles sold in regulated markets, supporting our future growth opportunities. We also have a competitive advantage through our global commercial reach and customer relationships. In addition, we are a key supplier in the vehicle service aftermarket business. Our position as a market leader in the development and production of R-1234yf is supported by a strong intellectual property portfolio. We expect demand for refrigerants in these end markets will grow at rates exceeding GDP.
Our Building Solutions & Intermediates business offers LGWP blowing agents primarily used in the construction end market for building insulation, as well as appliance insulation across various industries. For LGWP blowing agents, we are recognized as a technology leader and a major supplier in the U.S. We maintain a significant footprint, enabling broad commercial reach, channel access and deep customer relationships. In this business, the formulation process is unique to each customer, further strengthening our relationships. We believe the end markets for our blowing agents are generally cyclical, growing on average at GDP rates over the long term.
The joint venture in our Alternative Energy Services business continues to experience a strong backlog of demand, and we maintain a leadership position due to our extensive know-how in complex conversion processes within a highly regulated market. Our multi-year sales agreements in this business provide for long-term pricing and insulate us from price volatility. We expect the relevant end market for our uranium hexafluoride conversion services to grow at rates consistent with GDP over the long term.
Our Healthcare Packaging business offers our Aclar and Aclar Accel high-barrier packaging materials used in medical and pharmaceutical packaging, protecting over-the-counter and prescription medications. We view our pharmaceutical end market as steady and defensive. We anticipate growing demand for high-barrier, high-clarity packaging materials driven by medication efficacy, consumer preferences for packaging transparency and a lower cost base for our customers. We expect demand for these packaging materials to outpace GDP growth. Recognized as a technology and innovation leader, we offer high-performance moisture barriers and high clarity in our differentiated film. With respect to our lower emissions healthcare aerosols, we primarily sell into the metered dose inhalers end market, which we believe will grow in line with GDP. Additional conversion to LGWP aerosols in that end market could drive the demand for lower emissions aerosols, growing at rates exceeding GDP.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
RAS faces competition across its products and end markets from established companies. Our main competitors for the RAS segment include Arkema, Chemours, Daikin, Orbia and not-in-kind alternatives. Depending on the product line and end market, we also experience competition from various smaller and regional players.
Electronic & Specialty Materials Segment
Overview of Electronic & Specialty Materials
Our ESM segment is a leading provider of electronic materials, industrial-grade fibers, laboratory life sciences materials, as well as specialty chemicals. ESM primarily serves the semiconductor, defense, pharmaceutical and construction end markets. Its products include, among others, sputtering targets, lightweight high-strength fibers and high-purity life sciences solutions. Our products are distributed and sold through well-known brands like Spectra, Fluka and Hydranal.
Below is a description of ESM’s net sales by product offering and region for the year ended December 31, 2024:

Product Offering	Geographic Mix

Overview of Businesses
ESM operates through the following businesses: Electronic Materials, Safety & Defense Solutions and Research & Performance Chemicals.
•Electronic Materials: The Electronic Materials business specializes in sputtering targets, electronic polymers, thermal solutions and high-purity etchants and wash solvents used in semiconductor manufacturing. Solstice Advanced Materials is a leader in providing components for cutting-edge semiconductor technologies. Our core products for front-end semiconductors include copper manganese and titanium sputtering targets, which utilize a unique extrusion process enabling greater precision in grain structure and extended product lifetime, as well as our hydrogen fluoride (“HF”) etchants, wash solvents and industry-leading electronic polymers and phase change materials. This business serves the leading-edge fabricators in the semiconductor industry due to their precision and reliability. Our copper manganese targets and electronic polymers are positioned to meet emerging demands in advanced packaging and advanced display segments, while our industry-leading phase change materials are well suited for demanding applications such as cooling graphics processing units (“GPUs”) and electric vehicles (“EV”) battery inverters. The Electronic Materials business is well-positioned to benefit from AI-related tailwinds and the increasing demand for advanced, lower-nanometer chips.
•Safety & Defense Solutions: Our primary product offering within the Safety & Defense Solutions business is ultra-high molecular weight polyethylene (“UHMWPE”) materials, which are specialty fibers primarily used for armor, as well as medical and industrial applications. Our products are primarily sold to manufacturers of end products such as military and safety armor through our Spectra brand. We maintain a leading position across

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these applications because Spectra fibers have lighter weight than competing products and offer best-in-class levels of performance.
•Research & Performance Chemicals: The Research & Performance Chemicals business includes research chemicals, fine chemicals and specialty additives. Within research chemicals, under the Fluka brand, we are a leading supplier of reagents for DNA and RNA assays, Karl Fischer titration reagents under the Hydranal brand—which is one of the industry’s most trusted brand in Karl Fischer titration due to its quality, consistency and innovation—and solvents for chromatographic and spectroscopic applications through our Burdick & Jackson, Riedel-de Haën and Chromasolv brands. The fine chemicals business provides a comprehensive range of high-purity inorganic halides, phosphorus derivatives, sulfur derivatives, oxides and various other inorganic compounds to serve diverse markets such as metal surface treatment, electroplating, oral care, personal care, healthcare, nutrition, sealants, adhesives, catalysts and energy. We are a trusted provider due to our high-quality and reliable formulations. Our high-purity chemicals business is a key producer in Europe. Within specialty additives, we offer plastic and wax blends for various end uses, maintaining a leading position in PVC, coatings and asphalt segments.
Business and Products
ESM is comprised of Electronic Materials, Safety & Defense Solutions and Research & Performance Chemicals. Due to the highly differentiated nature of each of our businesses within the ESM segment, we operate each ESM segment business according to its unique needs, leveraging common platforms and functions where applicable. We employ best-in-class tools and systems to support the mechanical integrity of our complex manufacturing sites and processes.
Our Electronic Materials business offers high-quality sputtering targets, electronic polymers, thermal solutions, high-purity etchants and wash solvents for use in front-end and back-end semiconductor manufacturing. We are a leading manufacturer of sputtering targets, particularly copper manganese targets, for which we developed a unique extrusion process allowing high control over grain structure. We work closely with end customers to continually refine the performance of our sputtering targets, enabling us to offer one of the highest-performing products in our customers’ semiconductor manufacturing processes, where the cost of failure is exceptionally high. With our sputtering targets, we collaborate directly with fabrication engineers to gather performance feedback for continuous development and refinement. As a result, we achieve unique production quality in high-performance sputtering targets, especially in metals such as copper manganese and titanium, and provide customers the option to customize alloy composition, grain size and purity where possible. Additionally, we partner with customers’ R&D teams to develop next-generation alloys for advanced technologies. Our Electronic Materials business also offers electronic polymers, used in front-end semiconductors, and thermal solutions such as integrated heat spreaders and thermal interface materials. Our electronic polymers are well suited for advanced semiconductor manufacturing needs such as planarization, gap-fill, hard mask and doping. Our high-performance thermal solutions, especially phase change materials, benefit from growth associated with battery inverters used in electric vehicles and GPU cooling in data centers. We also provide high-purity electronic wet chemicals such as etchants and blends, solvents and wafer-thinning materials. Our Electronic Materials business differentiates itself through proximity to customers and close collaboration in co-development processes, allowing us to remain at the forefront of innovation. We built this deep customer intimacy through decades of strong, close partnerships.
Our Safety & Defense Solutions business offers specialty fibers made from UHMWPE materials, sold under our Spectra brand. Our fibers are used in military, law enforcement, industrial, commercial and life sciences applications. Spectra fiber offers superior performance relative to our competitors and significantly lighter weight than steel, making it a preferred choice in applications such as industrial ropes and fishing lines. Its best-in-class performance and lighter weight are critical for the reliability and usability of Spectra fibers in armor applications, whether for personal protective gear or vehicular armor. Spectra fibers are sold directly to manufacturers of end products such as armor, rope, fishing lines and medical devices. The Spectra business works closely with both manufacturers and end customers to ensure the fibers meet the needs of end users. The manufacturing and R&D operations of the Spectra business are co-located and supported by specialized employees with decades of experience in both R&D and commercial operations. We are a global leader in high-end, lightweight armor technology, maintaining strong governmental relationships through which we continually develop and refine our

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fiber technologies. As we continue to innovate and leverage our R&D capabilities, we see opportunities for further growth with even more advanced fibers. In armor applications, this innovation is critical for providing the U.S. military with more effective, lighter-weight armor, and we remain at the forefront of this technology development.
Our Research & Performance Chemicals business primarily offers high-purity chemicals and research chemicals, in addition to specialty waxes and additives. We produce and refine various chemicals, including HF, inorganic compounds, organic compounds and fluorine salts. Our research chemicals business provides high-purity chemicals, such as solvents and Hydranal titration reagents, used in laboratory applications. This business serves pharmaceutical, oil & gas and chemicals end markets and maintains strong brand recognition in Europe. Our solutions support battery systems transitioning to dry manufacturing processes. Additionally, we benefit from extensive reach through our e-commerce platform. Within Research & Performance Chemicals, we acquire, process and resell materials to customers and are developing new chemical recycling solutions to help reduce waste. In specialty additives, the Honeywell Titan polymer (and after the Spin-Off, Solstice Titan polymer) can be used in high-performance asphalt applications at lower overall cost and with reduced environmental impact.
Industry, End Markets and Competition
Through our three distinct business lines within ESM, we serve highly attractive end markets with opportunities for further growth and product innovation, particularly in the semiconductor, life sciences and defense end markets.
The semiconductor industry is forecasted to grow significantly above GDP rates, with leading-edge semiconductors expected to grow even faster. As a leading supplier of copper manganese and ultra high purity titanium sputtering targets, we work directly with leading-edge semiconductor fabricators. Becoming a trusted supplier to semiconductor manufacturers is a demanding process, as any performance deficiency can result in high failure costs. We are among the highest-reliability producers of sputtering targets and maintain strong capabilities in copper manganese and titanium targets, supplying high-performance products for top semiconductor companies’ manufacturing processes. Our strong market position is supported by proximity to customers and deep partnerships around the globe. We continue to invest in R&D to remain at the forefront of leading-edge technology and prepare for the accelerating transition to reduced-nanometer chips driven by artificial intelligence (“AI”) applications. Additionally, the convergence of front-end fabrication and back-end advanced packaging technologies is driving further demand for high-purity metals, polymers, etchants and solvents, creating additional tailwinds for our Electronic Materials business. We also collaborate with leading semiconductor manufacturers and OEMs to provide premium thermal solutions, building on our current portfolio of heat spreaders and thermal interface materials. In our thermal solutions offering, we expect significant growth due to increasing needs for efficient heat transfer in electric vehicle batteries and GPU data center cooling.
The Safety & Defense Solutions business competes across diverse end markets, including defense, life sciences and commercial applications. Given that Spectra fibers are primarily used in military and law enforcement applications, this business’s growth is closely tied to global defense spending, which we expect to continue to increase. When demand in military spending weakens, we usually see demand for law enforcement equipment pick up, benefiting our exposure to both markets. We have decades-long customer relationships and extensive expertise in product manufacturing and innovation. The strength of these relationships and our manufacturing capabilities differentiate us from other suppliers. We anticipate additional growth from product expansion into mid-market applications, supported by capacity expansions and a robust sales pipeline.
The Research & Performance Chemicals business serves a wide range of end markets, including pharmaceuticals, oil & gas, chemicals, authentication, automotive, oral care and construction. Our research chemicals business is a leading supplier of high-purity chemicals to the pharmaceutical market. Our specialty additives business also benefits from high-growth battery system applications, as we currently support battery manufacturers in transitioning to dry-process manufacturing. We expect the underlying business end markets to deliver growth consistent with GDP, with specific areas expected to see higher growth.
ESM faces competition across its products and end markets from established companies. Due to our large, specialized product offering across various end markets, our ESM segment faces a wide variety of competitors, different for each of our major product lines.

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Our Competitive Strengths
We believe we benefit from the following competitive strengths:
Global Leader in Innovative Advanced Materials
We are a global leader in advanced materials, providing innovative and specialized offerings with strategic positions in targeted, high-growth end markets that value differentiated technology and manufacturing capabilities, resulting in a high level of customer intimacy.
Since 2018, Honeywell and the management team of its Advanced Materials business worked to position the business to successfully operate in high value-added specialty solutions markets, requiring complex chemistry and material science know-how. Our portfolio focuses on critical, enabling solutions which help our end customers solve environmentally-driven regulatory challenges, provide unique lightweight defense products and develop cutting edge products in the semiconductor, healthcare and life sciences markets. Across our diverse business lines, we are recognized as a market leader through our technology, quality and innovation.
In our RAS segment, we operate world-scale production facilities in the U.S., as well as global partnerships, that provide specialty solutions across the molecular value chain for regulatory-compliant, next-generation LGWP refrigerants and blowing agents. We are a key supplier of refrigerants used in stationary refrigerant applications and in automotive vehicles in global markets. We believe we are a leading global producer of blowing agents for several large end markets due to our strong U.S. footprint and deep partnerships in key regions. Our innovation and manufacturing capabilities provide a strong platform to expand into market adjacencies with add-on products and derivatives. For example, we believe we are well positioned to establish a leadership position in battery chemicals for the automotive and stationary storage end markets, which can be integrated into our existing production capabilities. In the healthcare industry, our leadership position in specialty molecular solutions allows us to be a leading supplier of climate-friendly propellants for metered dose inhalers. For over 50 years, we have been an industry leader for specialty medical and pharmaceutical barrier packaging, where our protective films provide the highest moisture barrier of any clear thermoplastic film.
In our ESM segment, we are an innovation and quality leader for the production of UHMWPE fiber. We maintain a strong customer base and relationships with various military organizations and law enforcement agencies, making us a key supplier in the value chain. We were also among the first materials suppliers for the semiconductor industry, building upon over 50 years of experience as a key supplier to the electronics industry. Today, we are a leading provider of sputtering targets and other ultra-high-purity materials, enabling semiconductor customers to manufacture leading-edge products. We are a key U.S.-based manufacturer of copper manganese sputtering targets, a key material used in the most advanced 3nm process in semiconductor and industrial manufacturing. In addition, we provide high-purity specialty chemical solutions enabling semiconductor manufacturers and other niche end markets to increase yields and production output. Furthermore, we have a leading brand and distribution network in life sciences research materials, where we provide high-purity solutions to several end markets, enabling complex chemical research processes in state-of-the-art laboratories.
Each of our brands, such as Solstice, Genetron, Aclar, Spectra, Fluka, and Hydranal, is recognized for high quality, purity and safety standards, as well as high customer satisfaction throughout the industry. As a technology leader, we heavily focus on proprietary solutions, supported by a differentiated intellectual property portfolio with over 5,800 issued patents and pending applications as of December 31, 2024. We have three standalone focused R&D centers while a majority of our 21 manufacturing sites have integrated R&D capabilities. We employ a dedicated team of over 400 technologists and engineers around the globe, helping us to be at the forefront of innovation. We maintain a leading manufacturing base with unique capabilities, global scale and customer proximity. Our extensive experience in chemical synthesis and commercial-scale manufacturing led to the development of significant process-related patents and other proprietary technology (including know-how and trade secrets).

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Deep Customer Relationships and Manufacturing Proximity
We help solve the most complex problems for our customers by providing differentiated and highly specialized solutions, with unique manufacturing capabilities in proximity to our customer base, which are often developed in partnership with our customers.
We serve a diverse and global customer base of over 3,000 customers, largely comprised of blue chip companies and industry leaders, as well as government agencies, across a variety of resilient end markets. In 2024, no single customer accounted for more than 4% of our net sales, and our top 10 customers accounted for less than a quarter of our net sales. The strength of our customer relationships and the quality of our differentiated products facilitate our ability to enter into long-term customer contracts. This is demonstrated by an average customer tenure of over 10 years. We have supplied many of our largest customers for several decades and we continue to cultivate our deep customer relationships.
By working with our customers on their most demanding and sophisticated challenges, we become deeply supportive of our customers’ processes. The opportunity to solve and co-develop products for our customers’ most complex problems enables us to make offerings even more specialized and application specific. For example, through these cooperations we developed a portfolio of products which satisfy the global regulatory mandates for the next generation cooling products. We leveraged our specialty refrigerant materials core competencies to expand to the healthcare industry, where we offer Solstice Air, our ultra-LGWP propellant for metered dose inhalers. Our Spectra lightweight, high-strength, industrial grade fibers are used as ballistic armor protection materials for vests, vehicles and helmets. We are a supplier to the U.S. military, and our high-end armor technology is supplied to several other governments’ military and law enforcement agencies, for which we have been a trusted supplier since entering the market in the early 1990s. Spectra fiber is made of UHMWPE using our proprietary patented gel-spinning process. In addition, we expanded our offerings of Spectra fibers used in military applications to medical device manufacturers for ultrafine, lifesaving medical fibers in the healthcare industry.
Besides a high level of customer intimacy achieved through our specialized, client-specific, manufacturing know-how, we benefit from manufacturing sites located in close physical proximity to our customers. We focus on providing strong supply chain security and benefit from reshoring trends and policies. We maintain a strong U.S. presence, as well as a global footprint strengthened by partners across the globe, especially in India and other parts of Asia. We manage a large, global customer base across more than 120 countries and territories. Furthermore, our manufacturing footprint in the U.S. includes growing end markets experiencing increasing investments, such as energy or semiconductors. These factors result in high customer retention, characterized by long customer tenure, low churn rates and a growing customer base. Combined, we have industry-leading customer satisfaction scores, averaging above 96% during the last eight quarters, as of December 2024.
Long-Term Secular Growth Across End Markets
We benefit from strong secular demand resulting from certain growing trends, including government regulated sustainability targets, semiconductor production, healthcare and life sciences, defense and safety and advanced electrification—all across a diverse set of products, systems and solutions. Our exposure to long-term secular growth trends across segments results from our efforts to position our product lines toward highly specialized offerings in targeted, high-growth end markets.
Across our RAS segment, we expect to benefit from growing demand for regulatory-compliant next-generation LGWP refrigerants. Demand for new, innovative and more LGWP refrigerants is driven by government regulations, customer sustainability goals and increased product efficiency. For example, since January 2025, manufacturers in the U.S. are required to use a refrigerant with a GWP <700. The patented offering that meets this requirement is R-454B, which is being widely adopted in new air conditioning and heat pump systems in the U.S., with other major countries following suit. For HVAC/R end markets, we offer a broad range of LGWP and reduced GWP refrigerants, designed to address a broad range of global sustainability and regulatory requirements. Other applications driving demand include heating electrification—which increases regulatory demand for heat pumps—and data center cooling. Additionally, we anticipate benefiting from growing demand for specialty battery solutions driven by the automotive and stationary storage end markets. We believe we are well positioned to capitalize on this

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demand due to our world-scale U.S. facility and deep manufacturing capabilities, enabling expansion into adjacent products and end markets. Furthermore, we anticipate growing demand for advanced materials in healthcare applications such as medical aerosols for metered dose inhalers and protective materials in healthcare packaging. Lastly, we expect increased demand for critical products and conversion services used in nuclear power generation, driven by domestic localization and heightened energy security requirements. We believe we, as the sole U.S. domestic supplier of uranium hexafluoride conversion services, are well positioned to meet this demand.
Our ESM segment serves several highly attractive end markets. In the electronics market, we anticipate increased demand for existing and new material solutions within our sputtering targets, dielectrics and thermal management portfolios, which are necessary for producing leading-edge semiconductors, advanced packaging and advanced displays. In the ballistic armor market, we expect growth driven by increased global government defense and security spending. As a U.S.-based producer of specialty lightweight high-strength industrial-grade fiber, we are well positioned to benefit from the U.S. military’s transition of next-generation integrated head protection systems and small arms protective insert plates. Additionally, we foresee continued growth in demand for various specialty high-purity chemicals for oligonucleotide synthesis, increasingly utilized in important life sciences areas such as genetic research, biotechnology, molecular diagnostics and pharmaceutical R&D.
Value Creation Opportunities as an Independent Company
We believe our status as a standalone company will unlock multiple new value creation opportunities for Solstice Advanced Materials.
Solstice Advanced Materials is currently part of Honeywell’s Energy and Sustainability Solutions segment, representing approximately 10% of Honeywell’s total net sales as of 2024. By becoming a standalone company, we expect to increase our ability to direct our focus and capital in a more agile fashion. We will have full autonomy to solely concentrate on Solstice Advanced Materials, operating dynamically and making strategic investments to execute our long-term strategy.
We plan to create additional value for customers and stakeholders through defined and actionable strategies. We believe our strong balance sheet and market positions, together with flexible capital allocation, will support growth opportunities and capital returns to shareowners. We anticipate strong organic growth driven by our leadership positions, new product innovations, manufacturing capabilities, robust customer base and positive secular global trends. We intend to enhance organic growth through customer-partnered innovation and expansion into adjacent and new products, geographies, customer groups and end markets. Previously established ventures with strategic partners in key geographies allow us to enter new markets, accelerate go-to-market speed, drive local adoption and increase customer proximity. We will leverage global manufacturing partnerships to drive regional growth while focusing on efficient cost structures to sustain our strong margin profile.
Inorganically, we expect to continuously identify and evaluate a robust pipeline of strategic acquisition targets to realize value upside and optimize our portfolio. Our standalone status will enhance our disciplined approach to portfolio management. Solstice Advanced Materials is well positioned to pursue inorganic growth in various advanced materials businesses characterized by differentiated innovation in high-growth markets, and will benefit from management’s rigorous application of the Solstice Accelerator operating model, validated by a track record of value creation in our core businesses.
Resilient and Best-in-Class Financial Profile
We believe we have an attractive financial profile characterized by resilience, long-term mid-single-digit organic growth and strong Adjusted EBITDA margins that will be supported by the Solstice Accelerator operating model.
We grew our net sales at a CAGR of 6.2% from 2019 to 2024. Our net sales growth benefited from rising customer demand and our ability to price products and solutions according to a value-based approach.
Our diversified product lines, customer base and end markets allow significant net sales visibility given our long-term customer contracts. Our increasing order rates surpass our existing production capacity. These attributes facilitate efficient resource allocation, financial planning and investments. Our strong customer base, coupled with

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our innovative R&D teams and technical client-specific support and intellectual property, facilitate the recurring nature of our net sales.
We believe our Adjusted EBITDA margin profile is among the strongest in the industry and is supported by our high-value-add specialty solutions, manufacturing expertise, customer proximity and mastery of the Honeywell Accelerator operating model (to which we will have a license and will continue on a standalone basis after the Spin-Off as the Solstice Accelerator operating model). We believe our value proposition creates strong customer demand and loyalty, given the strong reliability and quality of our products. Throughout Honeywell’s ownership, we achieved commercial and operational excellence through the Honeywell Accelerator operating model, which is deeply embedded throughout our organization and ingrained in each business line, across the hierarchical structure and which we will continue to apply through Solstice Accelerator. With the constant implementation and execution of this operating model, we expect to experience smooth and superior sales, order and pricing management, faster execution speed, greater customer satisfaction, higher manufacturing efficiencies, cost savings and increased innovation and product development. Within Honeywell, we continuously invested in our business and production capabilities, averaging 8% of capital expenditures as a percentage of net sales, between 2022 and 2024. As outlined in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our capital expenditures may increase in the coming years due to strategic and disciplined project-related manufacturing expansion as a response to expected long-term customer demand beyond current production capacity.
Strong Management Team
Our management team combines extensive industry experience and demonstrated leadership with a proven track record.
To enhance its Advanced Materials business, Honeywell significantly invested in new management for the business in 2018, establishing a leadership team composed of experts from industry-leading firms, each with an outstanding record of success. Since then, the management team successfully positioned the business to operate within high-value-add specialty solutions markets, delivering growth, profitability and competitive strength. Our current executive management team has an average of approximately 25 years of relevant work experience, primarily in the advanced materials and specialty chemicals industries.
Dr. Rajeev Gautam will serve as non-executive Chairman of the Board of Directors of Solstice Advanced Materials, effective upon completion of the Spin-Off. Dr. Gautam brings more than four decades of experience at Honeywell in the process technologies and advanced materials sectors. Prior to his retirement in 2021, he served as President and Chief Executive Officer of Honeywell PMT, the segment in which the Advance Materials business operated, and previously served as President of Honeywell UOP. David Sewell joined Honeywell as President and Chief Executive Officer of the Advanced Materials business in March 2025 and is expected to serve as President and Chief Executive Officer of Solstice Advanced Materials following the Spin-Off. Mr. Sewell brings more than 30 years of experience in the materials and chemicals industries, having previously served as the President and Chief Executive Officer of WestRock Company. Prior to this, he was the President and Chief Operating Officer of The Sherwin-Williams Company and spent more than 15 years in General Electric’s Plastics and Advanced Materials Division. Tina Pierce became Chief Financial Officer of the Advanced Materials business in May 2025 and is expected to serve as Chief Financial Officer of Solstice Advanced Materials following the Spin-Off. Previously, Ms. Pierce served as the Vice President and Chief Financial Officer of Honeywell’s Industrial Automation segment and has over 25 years of experience at Honeywell as a global Chief Financial Officer of several Honeywell businesses, including the Industrial Automation, PMT and Home and Building Technologies segments. Jeff Dormo and Simon Mawson previously led business units of Honeywell Advanced Materials and were promoted to lead the businesses that will become Solstice Advanced Materials’ two business segments, each taking on the role of Senior Vice President and General Manager for RAS and ESM, respectively. Both leaders bring a significant range of experience in the chemicals and specialty materials industry, with a focus on business growth and strengthening customer relationships.
Solstice Advanced Materials’ executive leadership team is supported by a strong and experienced mid-level management team and over 3,800 employees who drive product innovation, manage day-to-day operations, deliver best-in-class customer service and execute our long-term strategy. Members of the second-layer management team,

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directly reporting to segment General Managers, average over 20 years of relevant industry experience in advanced materials and specialty chemicals sectors. Both the top- and mid-level management teams will maintain strong alignment with our shareowners’ interests immediately following the Spin-Off, with managerial incentives tied to shareowner success.
Our Strategies
Utilize Our Leading Positions to Capture Organic Secular Growth
We benefit from leading positions across our existing business lines in LGWP refrigerant materials, specialty fibers, electronic materials, healthcare and life sciences. Under our common product platforms, we believe we are favorably positioned to capture the long-term secular growth trends in the markets our segments serve.
We aim to utilize our leading positions in LGWP refrigerants and blowing agents to benefit from a growing regulation-driven transition to more environmentally conscious specialty solutions across two main markets: stationary end markets, where manufacturers in the U.S. are required to use LGWP refrigerants in new air conditioning and heat pump systems, and emerging automotive end markets currently transitioning to LGWP refrigerants, similar to regulated markets. In regulated markets, such as the U.S., the EU, Japan and South Korea, LGWP refrigerants are used in almost every new car sold. We will further concentrate on high-end, light-weight armor technology, providing our customers with well-recognized Spectra products during periods of increasing security needs and the U.S. military’s transition of next-generation integrated head protection systems and small arms protective insert plates. We intend to reinforce our leading position as a key U.S.-based manufacturer of copper manganese sputtering targets (used to fabricate leading-edge semiconductors), and we believe we are well positioned to capitalize on the significant reshoring of leading-edge production. In addition, we intend to leverage our know-how to enter the advanced packaging and advanced display spaces with new offerings. We aim to capitalize on growing needs for healthcare and life sciences applications across our portfolio. Specifically, we expect to leverage our leading position to capitalize on increasing demand for LGWP inhaler solutions for asthma patients, greater longevity of pharmaceutical products driven by sustainability targets and customer preferences, and accelerating growth of high-purity research chemicals for state-of-the-art oligonucleotide synthesis, which is set to transform the pharmaceutical industry.
Drive Innovation in Close Partnership with Our Customers
We operate some of the industry’s most innovative R&D centers, which provide a strong basis for future innovation and the continued development of differentiated products, technologies and patents. Each business is responsible for executing an innovation roadmap and ensuring alignment with our long-term R&D and company strategy. Individual innovation projects and overall innovation portfolio management will be guided by the Solstice Accelerator operating model to ensure alignment, maximize efficiency and leverage group resources.
We continuously explore R&D partnership opportunities with customers to advance our intellectual property portfolio while delivering high-performance products at competitive prices. Focus areas include next-generation refrigerant molecules, where we believe we are well suited to partner with industry leaders or customers. We see further opportunities in battery chemical materials, next-generation electronic materials for advanced packaging and advanced displays, and renewable energy and electrification solutions. These opportunities could drive deeper collaboration through customer partnerships or joint ventures, shared facility investments and leveraging industry-leading expertise to expand into new strategic markets and technologies.
We maintain a large global customer base and strong customer relationships by developing client-specific solutions to solve their most complex problems. We partner with multiple customers to develop our next-generation phase-change materials for a variety of end applications. We intend to remain close to our customers through production proximity and co-development. We believe that developing new solutions in partnership with customers provides a high level of certainty for potential sales. One successful example is our partnership with a leading pharmaceutical manufacturer, whose next-generation inhalers will use Solstice Air, reducing greenhouse gas emissions by up to 99.9% compared to the propellant it replaces.

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Invest Further into Our Manufacturing Capabilities
We forecast strong demand growth across our major business lines, which will support our strategy to efficiently deploy capital to maintain and upgrade our world-class production capabilities. Additionally, we expect to benefit from increased agility and independence in our capital allocation policy as a standalone company. For example, we expect our current production facilities for LGWP refrigerants to serve as a robust platform to build next-generation ultra-LGWP molecules, facilitating continued growth of our core business across multiple products and end markets.
We plan to leverage partnerships to share investments into new large-scale production facilities, while benefiting from partnership synergies and cost-sharing. Such partnerships and joint ventures help us to drive local product adoption and increase customer proximity, in addition to our wholly owned operations. We expect benefits from rapid execution, continuing to leverage our extensive R&D expertise and flexible pilot facilities. Our advanced scale-up capabilities allow us to quickly transform successful pilot trials into large-scale production within several months. We plan to continuously adapt our unique production strategies and implement stage-gated approaches where necessary, allowing us flexibility in market entry strategies across key regions.
We intend to utilize best practices under the Solstice Accelerator operating model to drive operational efficiencies and mechanical integrity within our factories. We remain committed to the highest standards of safety, governance and environmental responsibility in our operations.
Further Expand into Adjacent Products and End Markets
We believe we are well positioned to utilize our common platforms and manufacturing capabilities to expand into adjacent products and markets in the near-to mid-term. We have significant experience in value-added product portfolio expansion, targeting growth and margin accretive business areas. For instance, we have successfully expanded our LGWP refrigerant solutions into multiple end markets, including automotive, stationary, foam and industrial, and healthcare. Additionally, we successfully entered the copper manganese sputtering targets market for advanced-node semiconductors by leveraging our 50 years of leadership experience as an electronic materials supplier.
Through our common production platform for LGWP refrigerants, we plan to expand into heating electrification via heat pumps in Europe replacing gas fired boilers, driven by sustainability initiatives and regulations, and in other global regions driven by heat efficiency improvements. We see potential to enter the data center cooling market, leveraging our robust R&D capabilities and intellectual property portfolio to develop new specialty solutions. We believe we are well positioned to expand into battery chemicals for automotive and stationary storage end markets. Such expansions rely on specialized manufacturing capabilities, which we can provide due to our expertise in complex production and purification processes. We aim to further expand our healthcare and life sciences end market presence through packaging and fibers, among other areas. Leveraging our expertise and connections in the electronics market, we are developing new materials for advanced packaging and advanced displays. Additionally, we are utilizing new UHMWPE fiber process innovations to enter the armor mid-market with new offerings, where we have partnered with our customers and have a strong sales pipeline.
Accelerate Growth Through Portfolio Optimization
Solstice Advanced Materials leadership intends to continuously reassess and optimize our existing product portfolio. We believe that we will be well positioned to pursue inorganic growth strategies in numerous business units. We regularly identify and evaluate a robust pipeline of acquisition targets across all businesses to broaden our portfolio, access differentiated technologies and innovations, and expand our exposure to high-growth markets. As a standalone company, we expect our agility and independence in capital allocation decisions will allow us to effectively pursue identified, actionable acquisition opportunities.
We see add-on opportunities, synergy potential and value creation opportunities in our existing business lines, such as electronic materials, thermal management components and systems, LGWP refrigerants, blowing agents, solvents and aerosols and other fluorinated materials, and near-adjacent life sciences chemicals. Our acquisition strategy will focus on long-term secular trends aligned with our strategic pillars for inorganic growth. We remain open-minded toward adjacent product segments, end markets and customer groups, as previously demonstrated by our expansions

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into healthcare via medical fibers or climate-friendly propellants for inhalers. We plan to focus on several end markets including thermal management and materials for our next-gen semiconductor technology, battery and electronic materials, advanced healthcare packaging, adjacent packaging materials, recyclability, biopharmaceuticals, life sciences and downstream composites. We expect our acquisition targets will benefit from our management’s deep knowledge and rigorous application of the Solstice Accelerator operating model, validated by a proven record of value creation.
Maintain a Sharp Focus on Cost Structure and Superior Execution
We aim to maintain and expand our best-in-class Adjusted EBITDA margins. An integral part of our strong margin profile is our focus on high value-add specialty solutions for our customers. By focusing on strongly differentiated, customer-specific solutions, we expect our customers to continue purchasing our products based on quality and reliability as key differentiators.
We aim to maintain a lean cost structure based on operational excellence and continuous improvement guided by the Solstice Accelerator operating model. Our manufacturing processes are continuously monitored and analyzed, leading to improved manufacturing standards, including our world-class safety commitment, and asset efficiency. Our global manufacturing footprint and proximity to customers, combined with strategic production partnerships, support our lean cost structure. We benefit from commercial excellence through productive supplier negotiations and scale across common production platforms.
Additionally, we will execute productivity initiatives amplified by the Solstice Accelerator operating model. These initiatives are embedded deeply across each business line. For example, we identified circularity opportunities in sputtering target production, increasing material utilization, yields and recyclability, while reducing costs and waste. We constantly implement new technological solutions, such as real-time tracking tools in refrigerant and chemical supply chains, increasing efficiencies, customer satisfaction and cost savings. We remain committed to operational excellence.
Corporate Information
We are a Delaware limited liability company formed in the State of Delaware on January 7, 2025, and, prior to the Distribution, a wholly owned subsidiary of Honeywell. Honeywell formed Solstice Advanced Materials for the purpose of effectuating the Spin-Off. Solstice Advanced Materials has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Spin-Off. Pursuant to the Internal Reorganization, prior to the Distribution, we will convert into a Delaware corporation. After completion of the Spin-Off, we will be an independent, publicly traded company. Our principal executive offices are located at 115 Tabor Road, Morris Plains, NJ 07950. Our telephone number is           . Our website address is           . Information contained on, or connected to, our website or Honeywell’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
Risk Factors
You should carefully consider all of the information in this Information Statement and each of the risks described in this Information Statement, which we believe are the principal risks that we face. Set forth below are some, but not all, of these risks:
Risks Relating to Our Business
•We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results;

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected;
•Raw material price fluctuations, inflation, scarcity, the ability of key suppliers to meet quality and delivery requirements, or catastrophic events can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities;
•Our products and operations are subject to numerous and increasingly complex government regulations, which may be subject to change, and compliance with these regulations could require us to incur additional costs or to reformulate or discontinue certain of our products and could have a significant impact on our business, financial condition, results of operations and cash flows;
•Global climate change and related regulations and changes in customer demand could negatively affect our business, financial condition, results of operations and cash flows;
•We and our customers operate in a politically sensitive environment, and negative public and political perceptions of nuclear energy and radioactive materials could materially and adversely affect us, our customers, and the markets in which we operate;
•A significant percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory, foreign exchange and other risks of international operations;
•If significant tariffs or other restrictions continue to be placed on foreign imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, financial condition, results of operations and cash flows could be negatively affected;
•We may not be able to obtain additional capital that we need in the future on favorable terms or at all;
•We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel, could adversely affect our business, financial condition, results of operations and cash flows;
•Our operations and the prior operations of predecessor companies expose us to the risk of material environmental liabilities;
•Chemical manufacturing is inherently hazardous and may result in accidents, which may disrupt our operations or expose us to significant losses, liabilities or reputational harm;
•We face the risk of significant decommissioning and remediation expense in the event of a decision to shut down any manufacturing site, including sites in respect of which regulators, including the U.S. Nuclear Regulatory Commission, may require letters of credit or other financial assurance;
•We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties;
•We may be impacted by increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to environmental, social and governance (“ESG”) matters;
•If our intellectual property were compromised or copied or if our competitors were to develop similar or superior intellectual property or technology, our business, financial condition, results of operations and cash flows could be negatively affected;
Risks Relating to the Spin-Off
•If the Distribution, together with certain related transactions, does not qualify for the Intended Tax Treatment (as defined herein), Honeywell and its shareowners could be subject to significant U.S. federal income tax liability and, in certain circumstances, Solstice Advanced Materials could be required to indemnify Honeywell for material taxes pursuant to indemnification obligations under the anticipated Tax Matters Agreement;

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•To preserve the tax-free treatment to Honeywell and its shareowners of the Distribution and certain related transactions under the Tax Matters Agreement that Solstice Advanced Materials anticipates entering into with Honeywell, Solstice Advanced Materials will be restricted from taking certain actions that could adversely impact the intended tax treatment of the Distribution and such related transactions;
•Until the Distribution occurs, Honeywell has sole discretion to change the terms of the Spin-Off in ways that may be unfavorable to us or decide not to proceed with the Spin-Off;
•We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off;
•We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off;
•We expect to incur new indebtedness substantially concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition, results of operations and cash flows;
•The terms of the new indebtedness we expect to incur substantially concurrently in connection with the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations;
•We may have potential business conflicts of interest with Honeywell with respect to our past and ongoing relationships;
•Solstice Advanced Materials may have received better terms from unaffiliated third parties than the terms received in the commercial agreements it will enter into with Honeywell;
•In connection with the Spin-Off, Solstice Advanced Materials will assume and indemnify Honeywell for certain liabilities. If Solstice Advanced Materials is required to make payments pursuant to these indemnities, Solstice Advanced Materials may need to divert cash to meet those obligations and Solstice Advanced Materials’ financial results could be negatively impacted. In addition, Honeywell will indemnify Solstice Advanced Materials for certain liabilities. These indemnities may not be sufficient to insure Solstice Advanced Materials against the full amount of liabilities Solstice Advanced Materials incurs;
Risks Relating to Our Common Stock and the Securities Market
•No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly; and
•We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness may limit our ability to pay dividends on our common stock or the amount thereof.
Questions and Answers about the Spin-Off
The following provides only a summary of certain information regarding the Spin-Off. You should read this Information Statement in its entirety for a more detailed description of the matters described below.
Q:    What is the Spin-Off?
A:    The Spin-Off is the method by which we will separate from Honeywell. In the Spin-Off, Honeywell will distribute to its shareowners as of the close of business on the Record Date all the outstanding shares of Solstice Advanced Materials common stock on a pro rata basis. Following the Spin-Off, we will be an independent, publicly traded company, and Honeywell will not retain any ownership interest in our Company.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Q:    What are the reasons for the Spin-Off?
A:    The Honeywell Board believes that the Spin-Off of the Advanced Materials business from Honeywell is in the best interests of Honeywell and its shareowners for a number of reasons. Primarily, Honeywell and Solstice Advanced Materials will each have a more focused business and be better able to dedicate financial, management and other resources to leverage their respective areas of strength and differentiation once the Spin-Off occurs. See “The Spin-Off—Reasons for the Spin-Off” for more information.
Q:    Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?
A:    Yes, the completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, of certain conditions. Any of these conditions may be waived by the Honeywell Board to the extent such waiver is permitted by law. In addition, Honeywell may at any time prior to the Distribution decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. See “The Spin-Off—Conditions to the Distribution” for more information.
Q:    Will the number of Honeywell shares I own change as a result of the Spin-Off?
A:    No, the number of shares of Honeywell common stock you own will not change as a result of the Spin-Off.
Q:    Will the Spin-Off affect the trading price of my Honeywell common stock?
A:    We expect the trading price of shares of Honeywell common stock immediately following the Distribution to be lower than the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of Solstice Advanced Materials. There can be no assurance that, following the Distribution, the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in the absence of the Spin-Off.
It is possible that after the Spin-Off, the combined equity value of Honeywell and Solstice Advanced Materials will be less than Honeywell’s equity value before the Spin-Off.
See “Risk Factors” for more information.
Q:    What will I receive in the Spin-Off in respect of my Honeywell common stock?
A:    As a holder of Honeywell common stock, you will receive a dividend of          share(s) of Solstice Advanced Materials common stock for every           share(s) of Honeywell common stock you hold as of the close of business on the Record Date (as defined herein). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Honeywell will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”
Q:    What is being distributed in the Distribution?
A:    Honeywell will distribute approximately           shares of our common stock in the Distribution, based on the approximately            shares of Honeywell common stock outstanding as of           , 2025. The actual number of shares of our common stock that Honeywell will distribute will depend on the total number of shares of Honeywell common stock outstanding as of the close of business on the Record Date. The shares of our common stock that Honeywell distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Distribution, see “Description of Our Capital Stock—Common Stock.”
Q:    What is the record date for the Distribution?
A:    Honeywell will determine record ownership as of the close of business on           , 2025, which we refer to as the “Record Date.”

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Q:    When and how will the Distribution occur?
A:    The Distribution is expected to be effective as of 12:01 a.m., New York City time on           , 2025, which we refer to as the “Distribution Date.” On the Distribution Date, Honeywell will release the shares of Solstice Advanced Materials common stock to the distribution agent to distribute to Honeywell shareowners as of the close of business on the Record Date. The whole shares of our common stock will be credited in book-entry accounts for Honeywell shareowners entitled to receive the shares in the Distribution.
Q:    What do I have to do to participate in the Distribution?
A:    You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. All holders of Honeywell common stock as of the close of business on the Record Date will participate in the Distribution. Holders of Honeywell common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Honeywell common stock, in order to receive shares of our common stock in the Distribution. In addition, no shareowner approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.
Q:    If I sell my shares of Honeywell common stock on or before the Distribution Date, will I still be entitled to receive shares of Solstice Advanced Materials common stock in the Distribution?
A:    If you sell your shares of Honeywell common stock before the Record Date, you will not be entitled to receive shares of Solstice Advanced Materials common stock in the Distribution. If you hold shares of Honeywell common stock on the Record Date and you decide to sell them on or before the Distribution Date, you may have the ability to choose to sell your Honeywell common stock with or without your entitlement to receive our common stock in the Distribution. You should discuss the available options in this regard with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.
Q:    How will fractional shares be treated in the Distribution?
A:    The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Honeywell shareowners entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders based on the fractional share each holder would otherwise be entitled to receive and net of any required withholding for taxes applicable to each holder. We anticipate that the distribution agent will make these sales in the “when-issued” market and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “How will our common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by Honeywell or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of our common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Honeywell or us.
Q:    What are the U.S. federal income tax consequences to me of the Distribution?
A:    It is a condition to the completion of the Distribution that Honeywell receives a tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden” and such opinion, the “Skadden Tax Opinion”) and a tax opinion of Ernst & Young LLP (“EY,” such opinion, the “EY Tax Opinion” and the EY Tax Opinion together with the Skadden Tax Opinion, the “Tax Opinions”), in each case, regarding the qualification of the Distribution, together with certain related transactions, as a reorganization within the meaning of sections 368(a)(1)(D), 361 and 355 of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”). Nevertheless, this condition may be waived by Honeywell in its sole discretion. Accordingly, and so long as the Distribution, together with certain related transactions, qualifies for the Intended Tax Treatment, no gain or loss will be recognized by a U.S. Holder (as defined in “The Spin-Off—U.S. Federal Income Tax Consequences of the Distribution”) for U.S. federal income tax purposes, and no amount will be included in such holder’s income, for U.S. federal income tax purposes, upon the receipt of shares of Solstice Advanced Materials common stock pursuant to the Distribution. A

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
U.S. Holder will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash (if any) received in lieu of fractional shares.
For more information regarding the potential U.S. federal income tax consequences of the Spin-Off to Solstice Advanced Materials, Honeywell and U.S. Holders, see the section of this Information Statement entitled “U.S. Federal Income Tax Consequences of the Distribution.” Each U.S. Holder should consult its tax advisor as to the particular consequences of the Distribution to it, including the applicability and effect of any U.S. federal, state, local and non-U.S. tax laws.
Q:    How will I determine my tax basis in the Solstice Advanced Materials shares I receive in the Distribution?
A:    Assuming that the Distribution is tax-free to Honeywell shareowners (except with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes, a U.S. Holder’s aggregate tax basis in their shares of Honeywell common stock held immediately before the Distribution will be allocated between their shares of Honeywell common stock and the shares of Solstice Advanced Materials common stock received in the Distribution (including any fractional share interest in Solstice Advanced Materials common stock for which cash is received) in proportion to the relative fair market values of each immediately following the Distribution. Honeywell will provide its shareowners with information to enable them to compute their tax basis in both Honeywell and Solstice Advanced Materials shares. This information will be posted on Honeywell’s website following the Distribution Date.
Each U.S. Holder should consult its tax advisor about the particular consequences of the Distribution to it, including a situation where it has purchased Honeywell shares at different times or for different amounts and the application of state, local and non-U.S. tax laws. For a more detailed description, see the section of this Information Statement entitled “U.S. Federal Income Tax Consequences of the Distribution.”
Q:    Does Solstice Advanced Materials intend to pay cash dividends?
A:    Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our shareowners. The timing, declaration, amount and payment of future dividends to shareowners, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. There is no guarantee that any dividends will be declared by our Board, or if so declared, will be continued in the future. See “Dividend Policy” for more information.
Q:    Will Solstice Advanced Materials incur any debt prior to or at the time of the Distribution?
A:    In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $           million in the form of term loans and through the issuance of debt securities, the net proceeds of which will be received by Honeywell prior to or substantially concurrently with the consummation of the Spin-Off. We also intend to enter into a revolving credit facility to be available for our working capital and other cash needs in an aggregate committed amount as of the date of the Spin-Off of $           million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Material Indebtedness” for more information.
Q:    How will our common stock trade?
A:    We intend to apply to list our common stock on Nasdaq under the ticker symbol “           .” Currently, there is no public market for our common stock.
We cannot predict the trading prices for our common stock before, on or after the Distribution Date. We anticipate that trading in our common stock will begin on a “when-issued” basis as early as one trading day prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within two trading days after the Distribution Date. On the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.
Q:    Do I have appraisal rights in connection with the Spin-Off?
A:    No. Holders of Honeywell common stock are not entitled to appraisal rights in connection with the Spin-Off.
Q:    Who is the transfer agent and registrar for Solstice Advanced Materials common stock?
A:    Following the Spin-Off,            will serve as the transfer agent and registrar for Solstice Advanced Materials common stock. EQ Shareowner Services currently serves and will continue to serve as Honeywell’s transfer agent and registrar.            will serve as the distribution agent in the Distribution and will assist Honeywell in the distribution of our common stock to Honeywell shareowners.
Q:    Are there risks associated with owning shares of Solstice Advanced Materials common stock?
A:    Yes, there are substantial risks associated with owning shares of Solstice Advanced Materials common stock. Accordingly, you should read carefully the information set forth under “Risk Factors” in this Information Statement.
Q:    Where can I get more information?
A:    If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Honeywell at:
Investor Relations
Honeywell International Inc.
855 S. Mint Street
Charlotte, NC 28202
After the Spin-Off, if you have any questions relating to Solstice Advanced Materials, you should contact us at:
Investor Relations
Solstice Advanced Materials, LLC
115 Tabor Road
Morris Plains, NJ 07950

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock. Any of the following risks, as well as other risks not currently known to us or that we currently consider immaterial, could materially and adversely affect our business, financial condition, results of operations and cash flows and the actual outcome of matters as to which forward-looking statements are made in this Information Statement. The following risk factors should not be considered to represent a complete set of all potential risks that could affect us.
Risks Relating to Our Business
We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.
We derived the historical combined financial information included in this Information Statement from Honeywell’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:
•Prior to the Spin-Off, we operated as part of Honeywell’s broader corporate organization, and Honeywell performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Honeywell for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly traded company.
•We will enter into transactions with Honeywell that did not exist prior to the Spin-Off, such as Honeywell’s provision of transition and other services and brand licensing agreements, and undertake indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell.”
•Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our Spin-Off from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business. As part of Honeywell, we enjoyed certain benefits from Honeywell’s operating diversity, size, brand, reputation, purchasing power, borrowing leverage and available capital for investments, and we may lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Honeywell prior to the Spin-Off, and our business, financial condition, results of operations and cash flows may be adversely affected. In addition, our historical combined financial data does not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Internal Reorganization and the Distribution, including interest expense in connection with the incurrence of indebtedness at the Company.
Although a portion of our business historically operated as a specialty materials company prior to its consolidation with Honeywell, our current business has no operating history as an independent, publicly traded company outside the broader Honeywell operating environment. In addition, uncertainty related to the Spin-Off may lead customers and other parties with which we currently do business or may do business in the future to terminate or attempt to negotiate changes in our existing business relationships, or cause them to consider entering into business relationships with parties other than us.
We may face operational inefficiencies as we continue to integrate our business after the Spin-Off. Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations and public reporting. In addition, while we have been profitable as part of Honeywell, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
additional information about our past financial performance and the basis of presentation of our Combined Financial Statements, see “Selected Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited Combined Financial Statements, and the Notes thereto, included elsewhere in this Information Statement.
If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected.
Our industries and the end-use markets into which we sell our products experience periodic technological changes and product improvements, as well as changes in mandates on or regulation of products and services. For example, certain end markets of our Refrigerants business are in the process of transitioning to regulatory-compliant next-generation LGWP refrigerants and may in the future be impacted by regulations of fluorinated chemistries. Our future growth will depend on our ability to gauge the direction of commercial and technological progress and regulatory change in key end markets, our ability to fund and successfully develop, manufacture and market products in such changing end markets, and our ability to adapt to changing needs and market trends accurately. However, we may be unable to develop new products or technologies, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end markets on a competitive basis, including with respect to innovation related to the development of alternative uses for, or application of, products developed that utilize such end-use products, our business, financial condition, results of operations and cash flows could be adversely affected. We also cannot predict whether technological innovations will, in the future, result in a lower demand for our products or affect the competitiveness of our business. We may be required to invest significant resources to adapt to changing technologies, markets, customer behaviors and demands, competitive environments, and laws, regulations or enforcements. We cannot anticipate market acceptance of new products or future products. In addition, we may not achieve the expected benefits associated with new products developed to meet new laws, regulations or enforcements if the implementation of such laws, regulations or enforcements is delayed, and we may face competition from illegal or counterfeit products in regulated markets.
Raw material price fluctuations, inflation, scarcity, the ability of key suppliers to meet quality and delivery requirements or catastrophic events can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities.
The cost of raw materials is a key element in the cost of our products. As of December 31, 2024, the majority of our raw material supply was under contract. While we have implemented mitigation strategies to reduce the impact of supply chain disruptions, any inability to source necessary materials when and as needed, or offset material price or labor inflation through increased prices to customers, market-based or long-term fixed price contracts with suppliers, productivity actions or commodity hedges could adversely affect our results of operations.
Although our global sourcing teams collaborate closely with supply chain and production leadership to develop strategies that secure adequate raw material supplies, it is difficult to predict what effects shortages or price increases, in addition to other supply chain disruptions, may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. In addition, the scarcity of certain raw materials, including wet Spar, and/or current or future global economic uncertainty, including inflation and high interest rates, the impact of trade actions (including the imposition of tariffs or other trade actions impacting raw materials we source from global trade counterparties), supply chain and labor disruptions, unemployment rates, banking instability, any U.S. government shutdown, any downgrades in the U.S. government’s sovereign credit rating, public health crises, volatile financial markets, geopolitical instability and regional conflicts and potential recession may affect the financial stability of our key suppliers or their access to financing, which may in turn affect their ability to perform their obligations to us. If one or more of our suppliers experiences financial difficulties, delivery delays or other performance problems, our resulting inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
In an effort to reduce the impact of current and future supply chain disruptions, we have implemented short-term and long-term strategies to reduce the impact of such disruptions, including pricing actions, longer-term planning for constrained materials, material supply tracking tools, direct engagement with key suppliers to meet customer demand and development of new or redesigned products that satisfy our product quality controls and engineering qualifications and/or any applicable regulatory requirements. We cannot provide any assurance that our mitigation strategies will continue to be successful, or that we will be able to alter our strategies or develop new strategies if and as needed.
Our products and operations are subject to numerous and increasingly complex government regulations, which may be subject to change, and compliance with these regulations could require us to incur additional costs or to reformulate or discontinue certain of our products and could have a significant impact on our business, financial condition, results of operations and cash flows.
Our operations are significantly influenced by the regulatory and legislative environment in which we operate. Our products, technologies and services are subject to numerous and increasingly complex federal, state, local and foreign laws and regulations. This legal framework includes customs regulations, import and international trade laws, export controls, antitrust laws, environmental and chemical manufacturing, global climate change, health and safety requirements, zoning and occupancy laws and regulatory record-keeping and reporting obligations; all of which impact the manufacture, import, export, promotion and sale of our products, the operation of our production and warehouse facilities, and our relationships with our customers, suppliers, employees and competitors.
Our products and manufacturing processes are also subject to numerous ongoing reviews by certain governmental authorities. Governmental, regulatory and societal demands for increasing levels of product safety (such as chemical composition, packaging and labeling) and environmental protection (such as the management, movement and disposal of hazardous substances) are resulting in increased pressure for more stringent regulatory control with respect to the chemical industry. Such regulations include (or may in the future include), but are not limited to:
•U.S.-based regulations, such as the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and similar state and global laws for management and remediation of hazardous materials, the Clean Air Act and Clean Water Act and similar state and global laws for the protection of air and water resources, the Toxic Substances Control Act (TSCA) and the American Innovation in Manufacturing Act of 2020, which requires the phasedown of production of virgin HFCs;
•foreign chemical control regulations, such the EU’s REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) and similar regimes that have now been adopted in several other countries, the Chemical Substances Control Law in Japan, MEP Order No. 7 in China and the Toxic Chemical Substance Control Act in Taiwan for the production and distribution of chemicals in commerce and reporting of potential adverse effects;
•emerging ESG regulations in the EU and globally, including, but not limited to, the Corporate Sustainability Reporting Directive, its transposition in EU countries, and the EU Taxonomy for sustainability targeted activities;
•other potential future regulations related to fluorinated chemistries; and
•numerous local, state, federal and foreign laws, regulations and enforcements governing materials movement, packaging, labeling and disposal.
Compliance with all of these regulations and adaptation to changes in our regulatory environment, particularly in, but not limited to, the U.S., the EU and the Greater China region, has in the past required, and may in the future require, us to incur significant costs and capital expenditures, including to maintain comprehensive data management systems, and lead us to redesign our products or supply chain to ensure compliance with the applicable standards or use different types or sources of materials, which could have an adverse impact on the efficiency of our manufacturing process, the performance of our products, add greater testing lead-times for product introductions or other similar effects. From time to time, we may face challenges related to regulatory compliance, especially in an ever-changing regulatory landscape, and may be subject to regulatory penalties and other government proceedings,

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
which could have a material adverse effect on our business and financial condition. Any of these changes or challenges could materially alter our market share and reputation, or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.
Global climate change and related regulations and changes in customer demand could negatively affect our business, financial condition, results of operations and cash flows.
The effects of climate change could create financial risks to our business. For example, the effects of physical impacts of climate change could disrupt our operations by impacting the availability and cost of materials needed for manufacturing, exacerbate existing risks to our supply chain, disrupt our operations, and increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them.
The growing focus on addressing global climate change has resulted in more regulations designed to reduce greenhouse gas (“GHG”) emissions and more customer demand for products and services that have a lower carbon footprint or that help businesses and consumers reduce carbon emissions throughout their value chains. These regulations tend to be implemented under global, national and sub-national climate objectives or policies, and target the global warming potential of refrigerants, energy efficiency and the combustion of fossil fuels. Although we offer and continue to invest in developing solutions that help our customers meet their carbon reduction and sustainability goals, many of our products combust fossil fuels, consume energy and use refrigerants. Regulations and carbon reduction goals which seek to reduce GHG emissions could reduce demand for such products and present a risk to our business. We may be required to further increase R&D and other capital expenditures in order to develop offerings that meet these new regulations, standards and customer demands. There can be no assurance that our new product development efforts will be successful, that our products will be accepted by the market, or that economic returns will reflect our investments in new product development. Moreover, future regulatory changes deemphasizing goals for reducing GHG emissions could reduce the value of our investments into such products.
We and our customers operate in a politically sensitive environment, and negative public and political perceptions of nuclear energy and radioactive materials could materially and adversely affect us, our customers, and the markets in which we operate.
Successful execution of our Alternative Energy Services business is dependent upon public support for nuclear power, in general, in the U.S. and other countries. The risks associated with uses of radioactive materials at our AES Facility and the public perception of those risks can affect our business. Opposition by third parties can delay or prevent the licensing and construction of new nuclear facilities and in some cases can limit the operation of nuclear facilities. Adverse public reaction to developments in the use of nuclear power could directly affect our business and indirectly affect our customers’ businesses. In addition, journalists, trade press and other third parties, potentially including one or more of the agencies with regulatory jurisdiction over us, may publish statements that negatively affect the public or political perception of us. We may also face adverse public or political perception due to a variety of environmental and social factors, including as relevant standards continue to evolve. Stakeholder and policymaker expectations on such matters are not uniform, and any failure to successfully navigate such expectations may result in various adverse impacts. Adverse public opinion or political perceptions could result in increased regulatory requirements and costs or increase the likelihood that our operations are subject to liabilities or adverse claims. In the past, adverse public reaction, increased regulatory scrutiny and related litigation contributed to extended licensing and construction periods for new nuclear power plants, sometimes delaying construction schedules by decades or more, or even shutting down operations at already-constructed nuclear power facilities.
A significant percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory, foreign exchange and other risks of international operations.
Our international operations, including U.S. exports, represented approximately 58% of our net sales for the year ended December 31, 2024. Risks related to international operations include exchange control regulations, wage and price controls, fluctuations in foreign currency exchange rates, antitrust regulations, employment regulations, foreign

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
investment laws, import, export and other trade restrictions and barriers (such as tariffs, sanctions and embargoes), differing levels of protection of intellectual property, acts of industrial espionage, violations by our employees of anti-corruption laws (despite our efforts to mitigate such risk), changes in regulations regarding transactions with state-owned enterprises, nationalization of private enterprises, acts of terrorism, acts of war, civil strife, social or political activism, boycotts and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. Instability and uncertainties arising from the global geopolitical environment, the impacts of war and other geopolitical events (including, but not limited to, the war in Ukraine, the Hamas-Israel conflict, and the growing geopolitical tensions in the Greater China region), and the evolving international and domestic political, regulatory and economic landscape, including changes in global trade policies, such as sanctions and trade barriers, and trends such as populism, economic nationalism and negative sentiment toward multinational companies, as well as the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.
Existing free trade laws and regulations provide certain beneficial duties and tariffs for qualifying imports and exports. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials, either directly or through our suppliers, could have an impact on our competitive position and financial results.
The conflict between Russia and Ukraine has led to sanctions, export and import controls, and trade restrictions by the U.S. and other countries against Russian and Belarusian governments, government-related entities and other entities and individuals. In retaliation, Russia has taken actions against the U.S., the North Atlantic Treaty Organization members, and other nations. The evolving conflict may worsen existing conditions or cause new impacts, such as escalation in other European regions where we operate, increased U.S.-Russia tensions, and other unforeseen effects. These could result in higher costs, operational impacts, and adversely affect our financial position, ability to meet obligations, and overall financial condition. Continued escalation of the conflict, influenced by U.S. policies (which we are unable to predict at this time), may further impact our financial results and other disclosed risk factors.
Operating outside of the U.S. also exposes us to foreign exchange risk, which we monitor and seek to reduce through hedging activities. However, foreign exchange hedging activities bear a financial cost and may not always be available to us or be successful in eliminating such volatility. Finally, we generate significant amounts of cash outside of the U.S. that is invested with financial and non-financial counterparties. While we employ comprehensive controls regarding global cash management to guard against cash or investment loss and to ensure our ability to fund our operations and commitments, a material disruption to the counterparties with whom we transact business could expose us to financial loss.
Operating outside the U.S. also exposes us to additional intellectual property risk. The laws and enforcement practices of certain jurisdictions in which we operate may not protect our intellectual property rights to the same extent as in the U.S. and may impose joint venture, technology transfer, local service or other foreign investment requirements and restrictions that potentially compromise control over our technology and proprietary information. Failure of foreign jurisdictions to protect our intellectual property rights, an inability to effectively enforce such rights in foreign jurisdictions or the imposition of foreign jurisdiction investment or sourcing restrictions or requirements could result in loss of valuable proprietary information and could impact our competitive position and financial results.
If significant tariffs or other restrictions continue to be placed on foreign imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, financial condition, results of operations and cash flows could be negatively affected.
If significant tariffs or other restrictions continue to be placed on foreign imports and related countermeasures are taken by impacted foreign countries, our business, financial condition, results of operations and cash flows may be negatively affected. Current tariffs, along with other trade actions, have begun to trigger retaliatory actions by certain affected countries, and other foreign governments may also impose trade measures, including reciprocal

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
tariffs, on other U.S. goods in the future. These tariffs and other trade actions could further increase the cost of, and reduce demand for, our products, which would adversely impact our business. In addition, political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets.
We may not be able to obtain additional capital that we need in the future on favorable terms or at all.
We may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, implement further marketing and sales activities, fund ongoing R&D activities, satisfy regulatory and environmental compliance obligations and national approvals requirements and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our solutions, the extent to which we invest in new technology and R&D projects and the status and timing of these developments. If our access to capital were to become constrained significantly, or if costs of capital increased significantly, due to lowered credit ratings, prevailing business conditions, the volatility of the capital markets or other factors, our business, financial condition, results of operations and cash flows could be adversely affected.
Moreover, we have historically relied on Honeywell for assistance in satisfying our capital requirements. After the Spin-Off, we will not be able to rely on the earnings, assets, cash flow or credit rating of Honeywell, and Honeywell will not provide funds to finance our capital requirements. As a result, after the Spin-Off, we will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements independent of Honeywell, and debt or equity financing may not be available to us on terms we find acceptable. In addition, after the Spin-Off and during a transition period of       months, Honeywell will provide us support through certain parent company guarantees that will remain in place and letters of credit and bank guarantees that have been issued on our behalf. These arrangements will have to be renegotiated in the future upon their expiration and may require incremental capital or borrowing capacity that might not be readily available on terms we find acceptable.
Even if we are able to obtain financing or access the capital markets, incurring additional debt may significantly increase our interest expense and financial leverage, and our level of indebtedness could restrict our ability to fund future development and acquisition activities. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement that address compliance with Section 355 of the Code, may limit our ability to issue stock. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Distribution.” We believe that, at the time of the Distribution, we will have adequate capital resources to meet our projected operating needs, capital expenditures and other cash requirements. However, we may need additional capital resources in the future and if we are unable to obtain sufficient resources for our operating needs, capital expenditures and other cash requirements for any reason, our business, financial condition and results of operations could be adversely affected. See “—Risks Relating to the Spin-Off—We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.”
We may be unable to compete successfully in the competitive markets in which we operate and, as a result, we may experience pricing pressure, fewer customer orders, reduced margins and the loss of market share.
We may be unable to compete successfully in the competitive markets in which we operate. In these markets, despite our strong market position, we encounter competition from numerous and varied competitors in all areas of our businesses. Some of our competitors have longer operating histories, greater resources, greater brand recognition (which may be exacerbated by the loss of Honeywell’s brand recognition following the Spin-Off) and a larger base of customers than we do. As a result, we may lose business, customers and market share if we are unable to devote greater resources to R&D, manufacturing, formulation, promotion, sale or support of our products, withstand adverse changes in economic conditions or prices of raw materials, and/or maintain competitive pricing. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers which could limit our ability to generate sales, acquire necessary raw materials and/or significantly increase costs.
We operate in industries which are fragmented on a global scale and consolidation of our competitors could also place us at a competitive disadvantage and reduce our profitability by jeopardizing the strength of our positions in

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
one or more of our markets, which could adversely affect our business, financial condition, results of operations or cash flow as well as our growth potential.
Our business is subject to both seasonal fluctuations and cyclical market conditions, which could cause variability in our financial results and liquidity.
Our financial results and liquidity are influenced by both the seasonality of our revenue and cash flow and the cyclical nature of the markets for many of our products. For example, the revenue from our RAS segment is subject to seasonal fluctuations, with sales activity generally being highest in the first half of the year, driven in part by seasonal demand and inventory build-up related to warmer weather and maintenance cycles in our Refrigerants business that peaks in the second quarter. Our Building Solutions & Intermediates business typically experiences peak sales in the fourth quarter due to weather conditions and increased construction project activity, and our Healthcare Packaging business experiences peak sales mid-year, ahead of the winter season when medication consumption typically increases. This seasonality across the businesses within our RAS segment impacts the comparison of our financial condition and results of operations on a quarter-by-quarter basis.
Additionally, the markets for certain of our products are cyclical. For example, our ESM segment experiences cyclicality, primarily due to inherently cyclical end markets such as semiconductors and construction. These industries are sensitive to economic fluctuations, with our Electronic Materials business tied to semiconductor fabrication cycles and our Research & Performance Chemicals business influenced by trends in building and infrastructure investment. In these end markets, prolonged periods of reduced investment or demand—such as downturns in semiconductor fabrication spending or construction activity—could adversely affect our performance. The cyclicality of the results in certain of our businesses result in significant fluctuations in profits and cash flow from period to period and over the business cycle.
The combination of seasonal revenue fluctuations and the cyclicality of our markets results in variability in our profits and cash flow from period to period and over the business cycle. This variability can impact our financial results and liquidity, making it challenging to predict our financial performance accurately.
Concentrations of credit, counterparty, and market risk may adversely affect our business, financial condition, results of operations and cash flows.
We maintain long-term contractual relationships with many of our customers, suppliers and other counterparties. While we monitor the financial health of these counterparties, we are exposed to credit and market risks of such counterparties, including those concentrated in the same or similar industries and geographic regions. Changes in political and economic conditions could also lead to concerns about the creditworthiness of counterparties and their ability to pay in the same or similar industry or geography, impacting our ability to renew our long-term contractual arrangements or collect amounts due under these arrangements. Among other factors, geopolitical events, inflation, rising interest rates, banking instability, and changes in economic conditions, including an economic downturn or recession, could also result in the credit deterioration or insolvency of a significant counterparty.
We may be unable to successfully execute or effectively integrate acquisitions.
We will regularly review our portfolio of businesses and may pursue inorganic growth through strategic acquisitions. We may not be able to complete transactions on favorable terms, on a timely basis, or at all. In addition, our results of operations and cash flows may be adversely impacted by (i) the failure of acquired businesses to meet or exceed expected returns, including risk of impairment; (ii) the failure to integrate multiple acquired businesses into Solstice Advanced Materials simultaneously and on schedule and/or to achieve expected synergies; and (iii) the discovery of unanticipated liabilities, labor relations difficulties, cybersecurity concerns, compliance issues or other problems in acquired businesses for which we lack contractual protections, insurance or indemnities, or, with regard to divested businesses, claims by purchasers to whom we have provided contractual indemnification.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
We face risks associated with our joint ventures and strategic co-development partnerships.
We are party to several joint ventures and strategic co-development partnerships in both the U.S. and abroad. Going forward, we may acquire interests in more joint venture enterprises or form other strategic co-development partnerships to execute our business strategy by utilizing our partners’ skills, experiences and resources. These joint ventures and co-development partnerships involve risks that our joint venture or strategic co-development partnerships partners may:
•have economic or business interests or goals that are inconsistent with or adverse to ours;
•take actions contrary to our requests or contrary to our policies or objectives, including actions that may violate applicable law;
•be unable or unwilling to fulfill their obligations under relevant joint venture or other agreements;
•have financial or business difficulties;
•take actions that may harm our reputation; or
•have disputes with us as to the scope of their rights, responsibilities and obligations.
In certain cases, joint ventures and strategic co-development partnership may present us with a lack of ability to fully control all aspects of their operations, including due to veto rights, and we may not have full visibility with respect to all operations, customer relations and compliance practices, among others.
Our present or future joint venture and strategic co-development partnerships projects may not be successful. We have had, and in the future may have, disputes or encounter other problems with respect to our present or future joint venture or strategic co-development partnerships partners or our joint venture or strategic co-development partnerships agreements may not be effective or enforceable in resolving these disputes or we may not be able to resolve such disputes and solve such problems in a timely manner or on favorable economic terms, or at all. Any failure by us to address these potential disputes or conflicts of interest effectively could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows, as well as the trading price of our securities.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel, could adversely affect our business, financial condition, results of operations and cash flows.
Due to the complex nature of our business, our future performance is highly dependent upon the continued services of our employees and management who have significant industry expertise, including our engineering and design personnel and trained sales force. Our performance is also dependent on the development of additional personnel and the hiring of new qualified engineering, design, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel in our markets is intense, and we may not be successful in attracting or retaining qualified personnel, particularly as a standalone company that may not have the same reputation or brand recognition as Honeywell. Moreover, we are dependent on the institutional knowledge of our longer-term employees and management with respect to our industries and manufacturing processes, and the transfer of that knowledge to subsequent generations of employees to maintain operational continuity. The loss of key employees, our inability to attract new qualified employees or adequately train and transfer knowledge to employees, or the delay in hiring key personnel could negatively affect our business, financial condition, results of operations and cash flows.
Our operations and the prior operations of predecessor companies expose us to the risk of material environmental liabilities.
We are subject to potentially material liabilities related to the investigation and cleanup of environmental hazards and to claims of personal injuries or property damages that may arise from hazardous substance releases and exposures. These liabilities arise out of our current and past operations and the operations and properties of predecessor companies (including offsite waste disposal). Legacy sites related to our business are involved in

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
various environmental investigations and remediation obligations due to historic operations. For example, some of our formulating and manufacturing facilities have an extended history of chemical formulating and manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites and offsite disposal locations. After the Spin-Off, we could face environmental investigations as a standalone company since liability under some environmental laws relating to contaminated sites can be joint and several and imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Ultimate environmental costs and liabilities are difficult to predict and may significantly vary from current estimates. To the extent available, we maintain what we believe to be adequate insurance coverage. However, there can be no assurance that we won’t incur losses beyond the limits or outside the terms of such coverage, or that we will be able to maintain adequate insurance at rates we consider reasonable. In addition, the discovery of additional contaminants, the inability or failure of other liable parties to satisfy their obligations, the imposition of additional cleanup obligations, or the commencement of related third-party claims could result in additional material costs and negatively impact our business, financial condition, results of operations and cash flows.
We are also subject to potentially material liabilities related to the compliance of our operations with the requirements of various federal, state, local and foreign governments that regulate the discharge of materials into the environment and the generation, handling, storage, treatment and disposal of and exposure to hazardous substances. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, if we are found to be in violation of these laws and regulations, we may be subject to substantial fines, criminal sanctions, trade restrictions, product recalls and public exposure and be required to install costly equipment or make operational changes to achieve compliance with such laws and regulations.
In addition, changes in laws, regulations or government enforcement of policies concerning the environment, the discovery of previously unknown contamination or new technology or information related to individual contaminated sites, the establishment of stricter state or federal toxicity standards with respect to certain contaminants, or the imposition of new cleanup requirements or remedial techniques, could require us to incur additional currently unanticipated costs in the future that would have a negative effect on our business, financial condition, results of operations and cash flows.
Chemical manufacturing is inherently hazardous and may result in accidents, which may disrupt our operations or expose us to significant losses, liabilities or reputational harm.
The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes are inherent in our operations as our R&D, manufacturing, formulating, packaging and transportation activities involve the use of dangerous, toxic or hazardous materials and the generation of hazardous waste. We cannot eliminate the risk of accidental contamination, discharge or injury resulting from those materials. Also, our suppliers or contract manufacturers may use and/or generate such materials and waste in connection with producing, storing and/or transporting our products. We may be required to indemnify our suppliers, contract manufacturers or waste disposal contractors against damages and other liabilities arising out of the production, handling, storage or transportation of our products or raw materials or the disposal of related wastes. Potential risks include explosions and fires, chemical spills and other discharges or releases of toxic or hazardous substances or gases, or pipeline and storage tank leaks and ruptures. Those hazards may result in personal injury and loss of life, damage to property and contamination of the environment, all or any of which may result in a suspension of operations and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, claims by governmental entities or third parties and reputational harm to the Company. The loss or shutdown of operations over an extended period could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
We face the risk of significant decommissioning and remediation expense in the event of a decision to shut down any manufacturing site, including sites in respect of which regulators, including the U.S. Nuclear Regulatory Commission, may require letters of credit or other financial assurance.
We may incur substantial decommissioning and remediation expenses in the event of a decision to shut down any of our manufacturing sites, particularly in relation to our sites that handle hazardous materials or are subject to stringent regulatory oversight. The decommissioning process involves the safe dismantling of facilities, disposal of hazardous materials and remediation of the site to meet environmental standards, which may demand time and significant financial resources. The costs associated with decommissioning and remediation can be influenced by several factors, including the level of contamination at the relevant manufacturing site, any changes in environmental regulations or enforcement policies, the availability of decommissioning and remediation technologies and general fluctuations in market prices. Failure to adequately plan for and manage decommissioning and remediation expenses could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Furthermore, regulators, including the U.S. Nuclear Regulatory Commission (“NRC”), may impose additional financial assurance requirements from us in connection with these decommissioning activities to ensure that sufficient funds are available to cover the costs, including the provision of letters of credit, surety bonds or other forms of financial guarantees. For example, Honeywell currently procures letters of credit to backstop certain asset retirement obligations that would be applicable if the AES Facility were decommissioned in the future as required by the NRC, though we expect the Company to procure its own letters of credit following the Spin-Off. Ongoing and future compliance with these financial assurance requirements can impact our financial resources and liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.
We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.
In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. We are subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising from the conduct of our business, including matters relating to commercial transactions, intellectual property and environmental, health and safety matters. For more information about these legal proceedings, including information regarding various ongoing legal proceedings related to the AES Facility, see Note 19 “Commitments and Contingencies” of the Notes to Combined Financial Statements. Our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements and we may become subject to or be required to pay damage awards or settlements that could have an adverse effect on our business, financial condition, results of operations and cash flows. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition, results of operations and cash flows. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. The incurrence of significant liabilities for which there is no or insufficient insurance coverage could adversely affect our liquidity and financial condition, results of operations and cash flows.
Our business, reputation and financial performance may be materially impacted by cybersecurity attacks or data privacy or information security breaches.
Our business operations, reputation and financial performance are highly dependent on the integrity and security of our information technology (“IT”) infrastructure. Cybersecurity is and will be a critical component of our enterprise risk management program. We face a wide range of global cybersecurity threats and incidents, from uncoordinated individual attempts to gain unauthorized access to sophisticated and targeted attacks known as advanced persistent threats. These threats could be directed at our company, our products, our customers, and our third-party software and service providers, including cloud providers. Our customers, including the U.S. government, increasingly require robust cybersecurity protections and standards in our products and services, which may result in additional

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
costs to comply with such demands. While we have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date have been material to the Company.
Despite deploying measures to deter, prevent, detect, respond to and mitigate these threats (including identity and access controls, data protection, vulnerability assessments, monitoring of our IT networks and systems, and maintenance of backup and protective systems) cybersecurity incidents could still occur. These incidents, which may be exacerbated by current geopolitical conflicts, could result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information, theft of funds and disruption of business operations. The evolving nature of cyber threats, including the use of AI to craft sophisticated attacks, poses additional challenges in anticipating and preventing such incidents. If we fail to deter, detect or report cybersecurity incidents in a timely manner, we may suffer from financial and other harm, including to our information, operations, performance, employees and reputation.
We also collect, store and process confidential or sensitive data, including proprietary business information and personal data, which is subject to data privacy and security laws, regulations and contractual obligations. Despite our efforts to protect such data, we may be vulnerable to material security breaches, theft, misplaced or lost data, programming errors or human errors. These vulnerabilities could lead to the compromise of data, improper use of our products, unauthorized access, use, disclosure, modification, or destruction of data, defective products, production downtimes and operational disruptions. Noncompliance with applicable industry standards or legal obligations regarding data privacy and security could result in costs, fines, litigation or regulatory actions, and could lead customers to select competitors’ products and services.
A material disruption of our operations, particularly at our manufacturing facilities or within our IT infrastructure, could adversely affect our business, financial condition, results of operations and cash flows.
Our facilities, supply chains, distribution systems, and IT systems are subject to catastrophic loss due to natural disasters or other weather-related disruptions, including hurricanes and floods, which may be exacerbated by the effects of climate change, power outages, fires, explosions, terrorism, equipment failures, sabotage, cyber incidents, any potential effects of climate change and adverse weather conditions, including water scarcity and rising sea levels, labor disputes, critical supply failure, inaccurate downtime forecast, political disruption and regional conflicts, public health crises, like a regional or global pandemic, and other reasons, which can result in undesirable consequences, including financial losses and damaged relationships with customers. We employ IT systems and networks to support the business and rely on them to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. Although preventative measures may help to mitigate damage, such measures could be costly, and disruptions to our manufacturing facilities or IT infrastructure from system failures, shutdowns, power outages and energy shortages, telecommunication or utility failures, cybersecurity incidents, and other events, including disruptions at our cloud computing, server, systems and other third party IT service providers, could interfere with our operations, interrupt production and shipments, damage customer and business partner relationships, and negatively impact our reputation. In addition, the insurance we maintain may not be adequate to cover our losses resulting from any business interruption, including those resulting from a natural disaster or other severe weather event, and recurring extreme weather events or other adverse events could reduce the availability or increase the cost of insurance.
We may be impacted by increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to ESG matters.
In response to customer, investor, employee, governmental, and other stakeholder interest in ESG practices, we may establish goals and other objectives related to ESG matters. Our ability to achieve any goal or objective that we may establish in the future, including with respect to ESG initiatives, is subject to numerous risks, many of which are outside of our control. Examples of such risks include: (i) the availability and cost of low- or non-carbon-based energy sources and technologies, (ii) evolving regulatory requirements affecting ESG standards or disclosures, (iii) the availability of suppliers that can meet our sustainability, diversity and other standards, (iv) our ability to recruit, develop and retain diverse talent in our labor markets, and (v) the impact of our organic growth and acquisitions or dispositions of businesses or operations. In addition, standards for tracking and reporting on ESG matters have not been harmonized and continue to evolve. Our processes and controls for reporting of ESG matters may not always

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
comply with evolving and disparate standards for identifying, measuring and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our performance metrics, goals or reported progress in achieving such goals. On the other hand, some investors may have a negative response to ESG practices as a result of anti-ESG sentiment and may choose not to invest in us, or divest in their holdings of us, as a result of our ESG practices and initiatives. Furthermore, there is also an increasing number of state-level anti-ESG initiatives in the U.S. that may conflict with other regulatory requirements, resulting in regulatory uncertainty.
If our ESG practices or business portfolio do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees and our attractiveness as an investment, supplier, business partner or acquiror could be negatively impacted. Our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we may announce, or at all, could have similar negative impacts and expose us to government enforcement actions and private litigation.
If our intellectual property were compromised or copied or if our competitors were to develop similar or superior intellectual property or technology, our business, financial condition, results of operations and cash flows could be negatively affected.
Intellectual property rights, including patents, confidential information (including trade secrets and know-how), trademarks and tradenames, are important to our business. We endeavor to protect our intellectual property rights in key jurisdictions in which our products are made, used, sold or imported. Our success depends to a significant degree upon our ability to obtain and defend or otherwise protect our intellectual property rights. However, in certain jurisdictions, we may be unable to obtain protection for our intellectual property or to successfully defend or enforce our numerous patents, trademarks and other proprietary rights. Our patents and other intellectual property rights may expire or be challenged, invalidated, designed around or found to be unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against us and our direct and indirect customers, alleging that our products infringe upon third-party intellectual property rights.
We have a variety of unpatented proprietary technologies, including trade secrets and know-how, particularly related to our manufacturing operations, and we believe that such technologies provide us with a competitive advantage. While we have policies, procedures and agreements and, with certain of our projects, employ an intellectual property protection manager to ensure compliance with these protection measures to protect the applicable technologies, these tools may be insufficient to prevent loss of technology or leakage of applicable confidential information or trade secrets, including because these agreements may not be enforceable or, even if they are legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such procedures or agreements. The failure to protect our unpatented proprietary technology, including know-how and trade secrets, could result in significantly lower revenues, reduced profit margins or loss of market share.
If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of resources and management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our U.S. and non-U.S. tax liabilities are dependent, in part, upon the distribution of income among various jurisdictions in which we operate, as well as changes in tax law or regulation.
Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in tax laws, regulations and judicial rulings (or changes in the interpretation thereof), potential taxation of digital services, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings permanently reinvested offshore, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures, and various other governmental enforcement initiatives. Our tax expense includes estimates of tax reserves and reflects other estimates and assumptions, including assessments of

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
future earnings of the Company, which could impact the valuation of our deferred tax assets. In addition, our future effective tax rates could be subject to volatility or adversely affected by changes in tax laws, regulations, accounting principles or interpretations thereof.
The Organization for Economic Co-operation and Development (“OECD”)/G20 and other invited countries developed a global tax framework inclusive of a 15% global minimum tax under the Pillar Two Global Anti-Base Erosion Rules (“Pillar Two”). On December 15, 2022, the Council of the EU formally adopted the OECD’s framework to achieve a coordinated implementation among EU Member States consistent with EU law. The EU’s Pillar Two Directive effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. Other major jurisdictions are actively considering and implementing changes to their tax laws to adopt certain parts of the OECD’s proposals. We have assessed this framework and determined, based upon available guidance, that these changes will not have a material impact on our results of operations. Any future changes in OECD guidance or interpretations, including local country tax legislative changes thereof, could impact our initial assessment; therefore, we will continue to monitor and refine our assessment as further guidance is made available.
We may be required to make significant cash contributions to the defined benefit pension plans that we intend to sponsor after the Spin-Off.
After the Spin-Off, we intend to sponsor defined benefit pension plans under which certain eligible Company employees will earn pension benefits following the Spin-Off. Plans will be established in several countries including the U.S. The Federal Pension Protection Act of 2006, which is generally applicable to U.S. defined benefit pension plans, generally requires that defined benefit pension plans maintain certain capitalization levels. We are currently still in negotiations related to the U.S. defined benefit pension plan and are not able to estimate the timing or amount of the cash contributions we will be required to make in the future to meet the requirements of applicable law. However, we expect that, as pension liabilities accrue under this defined benefit pension plan, we may be required by law to make future plan contributions that may be material and could adversely affect our business, financial condition, results of operations and cash flows.
If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, our stock price and our ability to access the capital markets could be adversely impacted, and investors’ views of us could be harmed.
The Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our second required annual report on Form 10-K. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these and other public-company reporting requirements. If we are unable to upgrade our financial and management controls, reporting systems, IT systems and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), could be impaired. If we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of common stock could decline and we could be subject to sanctions or investigations by the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory authorities, which would require additional financial and management resources.
Our ability to comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock and could adversely affect our ability to access the capital markets. See “—Risks Relating to the Spin-Off—As we build our IT infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions, including cybersecurity incidents.”
Risks Relating to the Spin-Off
If the Distribution, together with certain related transactions, does not qualify for the Intended Tax Treatment, Honeywell and its shareowners could be subject to significant U.S. federal income tax liability and, in certain circumstances, Solstice Advanced Materials could be required to indemnify Honeywell for material taxes pursuant to indemnification obligations under the anticipated Tax Matters Agreement.
Completion of the Distribution is conditioned on Honeywell’s receipt of the Tax Opinions to the effect that the Distribution, together with certain related transactions, will qualify for the Intended Tax Treatment. Honeywell can waive receipt of either or both Tax Opinions as a condition to the completion of the Distribution.
The Tax Opinions will rely on certain facts, assumptions, representations and undertakings from Honeywell and Solstice Advanced Materials, including those regarding the past and future conduct of the companies’ respective businesses and other matters. An opinion of counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Therefore, notwithstanding the Tax Opinions, the IRS could determine that the Distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the Distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinions. For more information regarding the Tax Opinions, see the section of this Information Statement entitled “The Spin-Off—U.S. Federal Income Tax Consequences of the Distribution.”
To preserve the tax-free treatment to Honeywell and its shareowners of the Distribution and certain related transactions under the Tax Matters Agreement that Solstice Advanced Materials anticipates entering into with Honeywell, Solstice Advanced Materials will be restricted from taking certain actions that could adversely impact the intended tax treatment of the Distribution and such related transactions.
To preserve the tax-free treatment to Honeywell and its shareowners of the Distribution and certain related transactions under the Tax Matters Agreement that Solstice Advanced Materials anticipates entering into with Honeywell, Solstice Advanced Materials may be restricted from taking certain actions after the Distribution that could adversely impact the intended tax treatment of the Distribution and certain related transactions. Failure to adhere to any such restrictions, including in certain circumstances that may be outside of Solstice Advanced Materials’ control, could result in tax being imposed on Honeywell for which Solstice Advanced Materials could bear responsibility and for which Solstice Advanced Materials could be obligated to indemnify Honeywell. In addition, even if Solstice Advanced Materials is not responsible for tax liabilities of Honeywell under the anticipated Tax Matters Agreement, Solstice Advanced Materials nonetheless could potentially be liable under applicable tax law for such liabilities if Honeywell were to fail to pay such taxes.
The terms of the anticipated Tax Matters Agreement may, furthermore, restrict Solstice Advanced Materials from taking certain actions, particularly for the two years following the Distribution, including (among other things) the ability to freely issue stock, to merge or agree to merge with a third party, to be acquired or agree to be acquired by certain parties and to raise additional equity capital. Any such restrictions could impair Solstice Advanced Materials’ ability to implement strategic initiatives. Also, any indemnity obligation to Honeywell might discourage, delay or prevent a change of control that Solstice Advanced Materials or its shareowners may otherwise consider favorable. These restrictions may limit Solstice Advanced Materials’ ability to enter into certain strategic transactions or other

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
transactions that it may believe to be in the best interests of its shareowners or that might increase the value of its business. In addition, under the anticipated Tax Matters Agreement, Solstice Advanced Materials may be required to indemnify Honeywell against certain tax liabilities as a result of the acquisition of its stock or assets, even if it did not participate in or otherwise facilitate the acquisition.
Until the Distribution occurs, Honeywell has sole discretion to change the terms of the Spin-Off in ways that may be unfavorable to us or decide not to proceed with the Spin-Off.
Until the Distribution occurs, the Company will be a wholly owned subsidiary of Honeywell. Accordingly, Honeywell will effectively have the sole and absolute discretion to determine and change the terms of the Spin-Off, including the establishment of the Record Date for the Distribution and the Distribution Date. These changes could be unfavorable to us. In addition, the Distribution is subject to the satisfaction or waiver by Honeywell in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met. Honeywell may also decide at any time not to proceed with the Spin-Off.
We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.
We believe that as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies that are better targeted to our business’s areas of strength and differentiation, better focus our financial and operational resources on those specific strategies, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility, achieve alignment with a more natural shareowner base and implement and maintain a capital structure designed to meet our specific needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) the completion of the Spin-Off will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the Spin-Off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Honeywell; and (iii) following the Spin-Off, our businesses will be less diversified than Honeywell’s businesses prior to the Spin-Off. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our stock price, business, financial condition, results of operations and cash flows could be adversely affected.
We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.
We have historically operated as part of Honeywell’s corporate organization, and Honeywell has provided us with various corporate functions. Following the Spin-Off, Honeywell will have no obligation to provide us with assistance other than the transition and other services described under “Certain Relationships and Related Party Transactions—Agreements with Honeywell.” These services do not include every service that we have received from Honeywell in the past, and Honeywell is only obligated to provide the transition services for limited periods following completion of the Spin-Off. The agreements relating to such transition services and to the Spin-Off more generally will be negotiated prior to the Spin-Off, at a time when our business will still be operated by Honeywell. In entering into these agreements, the Company will not have an independent board of directors or a management team independent of Honeywell representing its interests while the agreements are being negotiated. It is possible that we might have been able to achieve more favorable terms if the circumstances differed. We will rely on Honeywell to satisfy its performance and payment obligations under any transition services agreements and other agreements related to the Spin-Off, and if Honeywell does not satisfy such obligations, we could incur operational difficulties or losses.
Following the Spin-Off and the cessation of any transition services agreements, we will need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from Honeywell. These services include legal, accounting, IT, software development, human resources, investor relations and other infrastructure support, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Honeywell. Because our business has historically operated as part of the wider Honeywell organization, we may be unable to successfully

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition, results of operations and cash flows may be adversely affected.
We expect to incur new indebtedness substantially concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition, results of operations and cash flow.
In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $           million in the form of term loans and through the issuance of debt securities, the net proceeds of which will be received by Honeywell prior to or substantially concurrently with the consummation of the Spin-Off. We also intend to enter into a revolving credit facility to be available for our working capital and other cash needs in an aggregate committed amount as of the date of the Spin-Off of $           million.
We have historically relied upon Honeywell to fund our working capital requirements and other cash requirements. After the Spin-Off, we will not be able to rely on the earnings, assets or cash flow of Honeywell, and Honeywell will not provide funds to finance our working capital or other cash requirements. As a result, after the Spin-Off, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different than it would have been as a part of Honeywell. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.
Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, as well as the risk factors set forth herein.
The terms of the new indebtedness we expect to incur substantially concurrently in connection with the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.
We expect that the terms of the indebtedness we expect to incur in connection with the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:
•incur or guarantee additional indebtedness or sell disqualified or preferred stock;
•pay dividends on, make distributions in respect of, repurchase or redeem capital stock;
•make investments or acquisitions;
•sell, transfer or otherwise dispose of assets;
•create liens;
•enter into sale/leaseback transactions;
•enter into agreements restricting the ability to pay dividends or make other intercompany transfers;
•consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;
•enter into transactions with affiliates;

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•prepay, repurchase or redeem certain kinds of indebtedness;
•issue or sell stock of our subsidiaries; and/or
•significantly change the nature of our business.
Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations or that we abide by certain financial or operational covenants. Our ability to comply with such covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurred, the lenders would have the right to accelerate the repayment of such debt, and the event of default or acceleration could result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. We might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any subsequent replacement of the agreements governing such indebtedness or any new indebtedness could have similar or greater restrictions. The occurrence and ramifications of an event of default could adversely affect our business, financial condition, results of operations and cash flows. Moreover, as a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.
The commercial and credit environment may adversely affect our access to capital.
Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain targeted credit ratings prior to and following the Spin-Off.
Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.
Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that the Company’s financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our financial stability could have an adverse effect on our business, financial condition, results of operations and cash flows.
We may have potential business conflicts of interest with Honeywell with respect to our past and ongoing relationships.
Conflicts of interest may arise with Honeywell in a number of areas relating to our past and ongoing relationships, including:
•labor, tax, employee benefit, indemnification and other matters arising from our Spin-Off from Honeywell;
•employee recruiting and retention; and
•business combinations involving our Company.
We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with a previously unaffiliated party.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
As we build our IT infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions, including cybersecurity incidents.
Following the Spin-Off, we will install and implement IT infrastructure to support certain of our business functions, including payment systems, enterprise resource planning systems, accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur substantially higher costs than currently anticipated as we transition from the existing transactional and operational systems and data centers we currently use as part of Honeywell. Such transition must also comply with applicable personal data privacy laws. If we are unable to transition effectively, we may incur temporary interruptions in business operations and/or become more susceptible to cybersecurity incidents. Any delay in implementing or operational interruptions suffered while implementing our new IT infrastructure could disrupt our business and have an adverse effect on our business, financial condition, results of operations and cash flows.
Restrictions under the Intellectual Property Cross-License Agreement may limit Solstice Advanced Materials’ ability to develop and commercialize certain products and services and/or prosecute, maintain and enforce certain intellectual property.
Solstice Advanced Materials will be dependent to a certain extent on Honeywell to prosecute, maintain and enforce certain of the intellectual property licensed to Solstice Advanced Materials under the Intellectual Property Cross-License Agreement. For example, Honeywell will be responsible for filing, prosecuting and maintaining (at its discretion) patents that Honeywell licenses to Solstice Advanced Materials. Honeywell will also have the sole right to enforce its intellectual property, including patents, trade secrets and other know-how licensed to Solstice Advanced Materials.
Under the Intellectual Property Cross-License Agreement, if Solstice Advanced Materials challenges certain patents licensed to Solstice Advanced Materials under such agreement, Solstice Advanced Materials could have its rights relating to certain patents or all patents licensed to it terminated. Although Solstice Advanced Materials intends to put appropriate procedures in place to avoid triggering these consequences under the Intellectual Property Cross-License Agreement, there is a risk that challenges to the validity, patentability, enforceability or inventorship of patents that Solstice Advanced Materials routinely files may inadvertently trigger these consequences, which could limit Solstice Advanced Materials’ ability to develop and commercialize products and services.
In addition, Solstice Advanced Materials’ use of the intellectual property licensed to it under the Intellectual Property Cross-License Agreement is restricted to certain fields, which could limit Solstice Advanced Materials’ ability to develop and commercialize certain products and services. For example, the licenses granted to Solstice Advanced Materials under the agreement will not extend to all fields of use that Solstice Advanced Materials may in the future decide to enter into. These restrictions may make it more difficult, time-consuming and/or expensive for Solstice Advanced Materials to develop and commercialize certain new products and services, or may result in certain of Solstice Advanced Materials’ products or services being later to market than those of Solstice Advanced Materials’ competitors.
Solstice Advanced Materials may have received better terms from unaffiliated third parties than the terms received in the commercial agreements it will enter into with Honeywell.
In connection with the Spin-Off, Solstice Advanced Materials will enter into various other agreements with Honeywell, including, but not limited to, a Transition Services Agreement, Employee Matters Agreement, Trademark License Agreement, Intellectual Property Cross-License Agreement and certain other leases, commercial services and supply agreements, which will govern certain leased real property, the provision of certain commercial services and the supply of products following the Spin-Off that were previously provided within Honeywell. Such agreements are intended to be entered into on arm’s-length terms similar to those that would be agreed with an unaffiliated third party such as a buyer in a sale transaction, but Solstice Advanced Materials will not have an independent board of directors or a management team independent of Honeywell representing the interests of Solstice Advanced Materials while such agreements are being negotiated. In addition, until the Spin-Off is completed, Solstice Advanced Materials will continue to be a wholly-owned subsidiary of Honeywell and, accordingly, Honeywell will still have the sole discretion to determine and change the terms of the Spin-Off until the

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Distribution Date. As a result of these factors, some of the terms of such agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties, and it is possible that Solstice Advanced Materials may have been able to achieve more favorable terms if the circumstances differed. See “Certain Relationships and Related Party Transactions” for more information.
In connection with the Spin-Off, Solstice Advanced Materials will assume and indemnify Honeywell for certain liabilities. If Solstice Advanced Materials is required to make payments pursuant to these indemnities, Solstice Advanced Materials may need to divert cash to meet those obligations, and Solstice Advanced Materials’ financial results could be negatively impacted. In addition, Honeywell will indemnify Solstice Advanced Materials for certain liabilities. These indemnities may not be sufficient to insure Solstice Advanced Materials against the full amount of liabilities Solstice Advanced Materials incurs.
Pursuant to the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement and the Trademark License Agreement with Honeywell, Solstice Advanced Materials will agree to assume and indemnify Honeywell for certain liabilities, including environmental liabilities, for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments. Payments pursuant to these indemnities may be significant and could negatively impact Solstice Advanced Materials’ business, particularly indemnities relating to Solstice Advanced Materials’ actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold Solstice Advanced Materials responsible for any of the liabilities allocated to Honeywell and those related to discontinued and/or divested businesses and operations of Honeywell. Honeywell will agree to indemnify Solstice Advanced Materials for such liabilities, but such indemnities may not be sufficient to protect Solstice Advanced Materials against the full amount of such liabilities. Even if Solstice Advanced Materials ultimately succeeds in recovering from Honeywell any amounts for which Solstice Advanced Materials is held liable, Solstice Advanced Materials may be temporarily required to bear these losses itself. Each of these risks could negatively affect Solstice Advanced Materials’ business, financial condition, results of operations and cash flows. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Liabilities.” for more information.
The Spin-Off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.
Although Solstice Advanced Materials will receive a solvency opinion from an investment bank confirming that Solstice Advanced Materials and Honeywell will each be adequately capitalized following the Spin-Off, the Spin-Off could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. An unpaid creditor could claim that Honeywell did not receive fair consideration or reasonably equivalent value in the Spin-Off, and that the Spin-Off left Honeywell insolvent or with unreasonably small capital or that Honeywell intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the Spin-Off as a fraudulent transfer or impose substantial liabilities on Solstice Advanced Materials, which could adversely affect Solstice Advanced Materials’ financial condition and its results of operations. Among other things, the court could return some of Solstice Advanced Materials’ assets or your shares of Solstice Advanced Materials common stock to Honeywell, provide Honeywell with a claim for money damages against Solstice Advanced Materials in an amount equal to the difference between the consideration received by Honeywell and the fair market value of Solstice Advanced Materials at the time of the distribution, or require Solstice Advanced Materials to fund liabilities of other companies involved for the benefit of creditors.
The Spin-Off is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its shareowners either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although the Honeywell Board intends to make the distribution out of Honeywell’s surplus and will receive an opinion that Honeywell has adequate surplus under Delaware law to declare the dividend of Solstice Advanced Materials common stock in connection with the

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Distribution, there can be no assurance that a court will not later determine that some or all of the Distribution was unlawful.
Risks Relating to Our Common Stock and the Securities Market
No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.
There is currently no public market for our common stock. Following the Spin-Off, we intend to list our common stock on Nasdaq. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for shareowners to sell our shares and could lead to our share price being depressed or volatile.
We cannot predict the prices at which our common stock may trade after the Spin-Off or whether the combined market value of a share of our common stock and a share of Honeywell common stock will be less than, equal to or greater than the market value of a share of Honeywell common stock prior to the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:
•actual or anticipated fluctuations in our results of operations due to factors related to our business;
•success or failure of our business strategies;
•competition and industry capacity;
•changes in interest rates and other factors that affect earnings and cash flows;
•our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;
•our ability to continuously satisfy financial covenants associated to any debt transactions and/or agreements;
•our indemnification obligations to Honeywell;
•our ability to retain and recruit qualified personnel;
•our quarterly or annual earnings, or those of other companies in our industry;
•announcements by us or our competitors of significant acquisitions or dispositions;
•changes in accounting standards, policies, guidance, interpretations or principles;
•the failure of securities analysts to cover, or positively cover, our common stock after the Spin-Off;
•changes in earnings estimates by securities analysts or our ability to meet those estimates;
•the operating and stock price performance of other comparable companies;
•investor perception of our Company and our industry;
•overall market fluctuations unrelated to our operating performance;
•results from any material litigation or government investigation;
•changes in laws and regulations (including tax laws and regulations) affecting our business;
•changes in capital gains taxes and taxes on dividends affecting shareowners; and

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•general economic conditions and other external factors.
Furthermore, our business profile and market capitalization may not fit the investment objectives of some Honeywell shareowners and, as a result, these Honeywell shareowners may sell their shares of our common stock after the Spin-Off. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.
Should the market price of our shares drop significantly, shareowners may institute securities class action lawsuits against the Company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.
Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.
Honeywell shareowners receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Honeywell shareowners, including some of its larger shareowners, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that such sales might occur may decrease the market price of our common stock.
We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness may limit our ability to pay dividends on our common stock or the amount thereof.
Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our board of directors. Among the items we will consider when establishing a dividend policy will be our financial condition, earnings, sufficiency of distributable reserves, capital needs of our business, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements and regulatory constraints. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off and other amounts owed to Honeywell under the Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, will limit our ability to pay cash dividends. For more information, see “Dividend Policy.” There can be no assurance that we will initiate the payment of a dividend to our shareowners in the future or continue to pay any dividend if we do commence paying dividends.
Your percentage ownership in the Company may be diluted in the future.
Your percentage ownership in the Company may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and other employees. We expect to have one or more equity compensation plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. In particular, prior to the Spin-Off, we expect our Board to adopt, and Honeywell, as our sole shareowner, to approve, a stock incentive plan of Solstice Advanced Materials and its affiliates for the benefit of certain of our current and future employees and other service providers, as well as an equity plan for our non-employee directors.
In addition, our Amended and Restated Certificate of Incorporation will authorize us to issue, without the approval of our shareowners, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our Board may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members of our Board in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of Our Capital Stock.”
From time to time, Solstice Advanced Materials may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly issued shares of Solstice Advanced Materials common stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our common stock. We intend to issue debt securities in connection with the Spin-Off that will not be convertible into equity securities of Solstice Advanced Materials and therefore will not have a dilutive effect on Solstice Advanced Materials common shareowners’ percentage ownership in Solstice Advanced Materials.
The rights associated with the Company’s common stock will differ from the rights associated with Honeywell common stock.
Upon completion of the Spin-Off, the rights of Honeywell shareowners who become Company shareowners will be governed by the Amended and Restated Certificate of Incorporation of the Company and by Delaware law. The rights associated with Honeywell common stock are different from the rights associated with Solstice Advanced Materials common stock. Material differences between the rights of Honeywell shareowners and the rights of Solstice Advanced Materials shareowners include differences with respect to, among other things, the removal of directors, the convening of special shareowner meetings, anti-takeover measures, exculpation of officers, designation of federal district courts as the exclusive forum for causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and provisions relating to the ability to amend the certificate of incorporation. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws” for more information.
Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware law may discourage takeovers.
Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent a merger or acquisition. These include, among others, provisions that:
•allow our Board to issue preferred stock without shareowner approval;
•provide for staggered terms for directors on our Board for a period following the Spin-Off;
•discourage attempts to remove and replace incumbent directors for a period following the Spin-Off;
•prevent shareowners from altering the size of our Board for a period following the Spin-Off;
•do not permit our shareowners to act by written consent and require that shareowner action must take place at an annual or special meeting of our shareowners, in each case except as such rights may otherwise be provided to holders of preferred stock;
•establish advance notice requirements for shareowner nominations and proposals;
•do not permit shareowners to cumulate votes in the election of directors;
•allow our directors, and not shareowners, to fill vacancies on our Board (including those resulting from an enlargement of the Board);
•limit the persons who may call special meetings of shareowners;
•limit our ability to enter into business combination transactions; and
•discourage attempts to amend anti-takeover provisions in the Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws for a period following the Spin-Off.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
In addition, following the Spin-Off, Solstice Advanced Materials will be subject to Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to limited exceptions, persons that (without prior Board approval) acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15% of the corporation’s outstanding voting stock.
We believe these provisions will protect our shareowners from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of the Company, including unsolicited takeover attempts, even though the transaction may offer our shareowners the opportunity to sell their shares of our common stock at a price above the prevailing market price. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of Our Capital Stock” for more information.
Our Amended and Restated By-Laws will designate the courts of the State of Delaware or the federal district courts of the U.S., as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareowners, which could limit our shareowners’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our Amended and Restated By-Laws will provide that, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, any state or federal court located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or shareowner of the Company to the Company or the Company’s shareowners, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Our Amended and Restated By-Laws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting solely a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. This provision may limit a shareowner’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Amended and Restated By-Laws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Information Statement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to:
•our lack of operating history as an independent, publicly traded company and unreliability of historical combined financial information as an indicator of our future results;
•our ability to successfully develop new technologies and introduce new products;
•changes in the price and availability of raw materials that we use to produce our products;
•our ability to comply with complex government regulations and the impact of changes in such regulations;
•global climate change and related regulations and changes in customer demand;
•the public and political perceptions of nuclear energy and radioactive materials;
•economic, political, regulatory, foreign exchange and other risks of international operations;
•the impact of tariffs or other restrictions on foreign imports;
•our ability to borrow funds and access capital markets and any limitations in the terms of our indebtedness;
•our ability to compete successfully in the markets in which we operate;
•the effect on our revenue and cash flow from seasonal fluctuations and cyclical market conditions;
•concentrations of our credit, counterparty and market risk;
•our ability to successfully execute or effectively integrate acquisitions;
•our joint ventures and strategic co-development partnerships;
•our ability to recruit and retain qualified personnel;
•potential material environmental liabilities;
•the hazardous nature of chemical manufacturing;
•decommissioning and remediation expenses and regulatory requirements;
•potential material litigation matters;
•the impact of potential cybersecurity attacks, data privacy breaches and other operational disruptions;
•increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to ESG matters;

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•failure to protect our intellectual property or competitors developing similar or superior intellectual property or technology;
•unforeseen U.S. federal income tax and foreign tax liabilities;
•U.S. federal income tax reform;
•our ability to operate as an independent, publicly traded company without certain benefits available to us as a part of Honeywell;
•our inability to maintain intellectual property agreements;
•timing, declaration, amount and payment of our dividend program;
•potential cash contributions to benefit pension plans;
•our ability to maintain proper and effective internal controls; and
•certain factors discussed elsewhere in this Information Statement.
These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Information Statement. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Information Statement. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Information Statement, those results or developments may not be indicative of results or developments in subsequent periods.
Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
THE SPIN-OFF
Background
On October 8, 2024, Honeywell announced its plan to spin off its Advanced Materials business into an independent, publicly traded company through a pro rata distribution of Solstice Advanced Materials common stock to Honeywell shareowners. The Distribution is intended to be generally tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. In reaching the decision to pursue the Spin-Off, Honeywell considered a range of potential structural alternatives for the Advanced Materials business and concluded that the Spin-Off is the most attractive alternative for enhancing shareowner value.
To effect the Spin-Off, Honeywell will first undertake the Internal Reorganization. The Internal Reorganization will involve the transfer or conveyance by Honeywell, or its affiliates, of the entities, assets and liabilities that are necessary in advance of the Distribution so that Solstice Advanced Materials, or its affiliates, is receive the entities, assets and liabilities of the Advanced Materials business, while the remaining entities, assets and liabilities will remain with Honeywell, or its affiliates.
Following the Internal Reorganization and upon the satisfaction or waiver by Honeywell of the conditions to the Distribution (which are described in more detail in “—Conditions to the Distribution”), on the Distribution Date, Honeywell will effect the distribution of all of the shares of Solstice Advanced Materials common stock on a pro rata basis to the holders of Honeywell common stock on the basis of         share(s) of Solstice Advanced Materials common stock for every           share(s) of Honeywell common stock you hold as of the close of business on the Record Date. As a result of the Distribution, we will become an independent, publicly traded company, and Honeywell will not own any equity interest in us, and we will operate independently from Honeywell. No approval of Honeywell shareowners is required in connection with the Spin-Off, and Honeywell shareowners will not have any appraisal rights in connection with the Spin-Off.
Prior to completion of the Spin-Off, we intend to enter into a Separation Agreement and several other agreements with Honeywell related to the Spin-Off. These agreements, including a Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Trademark License Agreement, Intellectual Property Cross-License Agreement and certain other leases, commercial services and supply agreements, will govern the relationship between Honeywell and Solstice Advanced Materials following completion of the Spin-Off and allocate between Honeywell and Solstice Advanced Materials various assets, liabilities and obligations, including employee benefits, intellectual property, environmental and tax-related assets and liabilities, and in the case of the leases, commercial services and supply agreements, govern the relationship between Honeywell and Solstice Advanced Materials for certain leased real property, the provision of certain commercial services and the supply of products, on an arm’s length basis. See “Certain Relationships and Related Party Transactions” for more information.
Completion of the Distribution is subject to the satisfaction or the Honeywell Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, Honeywell may at any time until the Distribution Date decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. As a result, we cannot provide any assurances that the Spin-Off will be completed. For a more detailed discussion, see “—Conditions to the Distribution.”
Aspects of the Spin-Off may increase the risks associated with ownership of shares of Solstice Advanced Materials. In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $           million in the form of term loans and through the issuance of debt securities, the net proceeds of which will be received by Honeywell prior to or substantially concurrently with the consummation of the Spin-Off. We also intend to enter into a revolving credit facility to be available for our working capital and other cash needs in an aggregate committed amount as of the date of the Spin-Off of $           million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. Furthermore, as an independent entity, we may lose some of the benefits of purchasing power, borrowing leverage and available capital for investments associated with being part of a larger entity. See “Risk Factors” in this Information Statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Reasons for the Spin-Off
In 2024, the Honeywell Board authorized a comprehensive review of Honeywell’s business portfolio and capital allocation options with the goal of enhancing shareowner value. As part of its review process, the Honeywell Board met regularly to evaluate Honeywell’s businesses and available strategic opportunities, such as opportunities for dispositions, acquisitions, business combinations and other separations.
Following months of thorough evaluation, the Honeywell Board determined that proceeding with the Spin-Off would be in the best interests of Honeywell and its shareowners. As part of this evaluation, Honeywell considered a number of factors, including strategic clarity and flexibility for Honeywell and Solstice Advanced Materials after the Spin-Off, including the ability for Honeywell to advance its strategic priorities of accelerating organic growth, evolving its Honeywell Accelerator operating system and optimizing its portfolio supported by the foundational strength of its digital backbone and supply chain following extensive transformation over the past several years. In particular, the Honeywell Board considered the following potential benefits of this approach:
•Simplified Strategic Focus and Purpose. Following the Spin-Off, Honeywell and Solstice Advanced Materials will each be a more focused business better able to dedicate financial, management and other resources to leverage their respective strategic objectives. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities. Solstice Advanced Materials plans to focus on expanding leading positions in key products, invest in target growth areas, ensure continued operational discipline and capture transformative productivity. As a result, Solstice Advanced Materials will be able to maintain a greater strategic focus on innovation, enabling it to develop new, more environmentally conscious solutions and products with next-generation chemistry to create value for its shareowners, including through its leading brands, such as Solstice, Genetron, Aclar, Spectra, Fluka and Hydranal.
•Enhanced Organizational Agility and Accountability. The Spin-Off will allow the management teams and boards of directors of each of Honeywell and Solstice Advanced Materials to leverage their relevant domain expertise and devote their time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies. Each company will be able to adapt faster to clients’ changing needs, address specific market dynamics, target innovation and investments in select growth areas and accelerate decision-making processes.
•Distinct and Compelling Investment Profiles. Investment in one company or the other may appeal to investors with different goals, interests and concerns. The Spin-Off will allow investors to make independent investment decisions with respect to Honeywell and Solstice Advanced Materials and may result in greater alignment between the interests of Solstice Advanced Materials’ shareowner base and the characteristics of Solstice Advanced Materials’ business, capital structure and financial results.
•Aligned Performance Incentives. We believe that the Spin-Off will enable Solstice Advanced Materials to create incentives for its management and employees more closely aligned with its business performance. Solstice Advanced Materials’ equity-based compensation arrangements will more closely align the interests of Solstice Advanced Materials’ management and employees with the interests of its shareowners and should increase Solstice Advanced Materials’ ability to attract and retain personnel.
•Customized Capital Structure and Capital Allocation Priorities. The Spin-Off will enable each of Honeywell and Solstice Advanced Materials to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. In addition, after the Spin-Off, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.
In determining whether to effect the Spin-Off, the Honeywell Board considered the costs and risks associated with the transaction, including the risk that the Spin-Off is abandoned and not completed, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Honeywell shareowners whose investment objectives may not be met, the time it may take for us to attract our optimal shareowner base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Honeywell common stock after the Spin-Off may drop below the trading price of Honeywell common stock before the Spin-Off, the loss of synergies and scale from operating as one company, and the potential inability to realize the anticipated benefits of the Spin-Off. Notwithstanding these costs and risks, taking into account the factors discussed above, the Honeywell Board determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance shareowner value. Honeywell will pay substantially all of the third-party fees, costs and expenses associated with the Spin-Off incurred before and in connection with the consummation of the Spin-Off except for taxes obligations, which will be addressed by the Tax Matters Agreement. Honeywell and the Company will bear its own third-party fees, costs and expenses associated with the Spin-Off incurred after the consummation of the Spin-Off.
The Honeywell Board concluded that the potential benefits of the Spin-Off outweighed the potential negative factors in connection therewith. However, neither Honeywell nor Solstice Advanced Materials can assure you that, following the Spin-Off, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.
When and How You Will Receive Solstice Advanced Materials Shares
Honeywell will distribute to its shareowners, as a pro rata dividend,      share(s) of Solstice Advanced Materials common stock for every       share(s) of Honeywell common stock outstanding as of the close of business on           , 2025, the Record Date of the Distribution.
Prior to the Distribution, Honeywell will deliver all of the issued and outstanding shares of our common stock to the distribution agent.            will serve as distribution agent in connection with the Distribution and            will serve as transfer agent and registrar for our common stock.
If you own Honeywell common stock as of the close of business on           , 2025, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:
•Registered shareowners. If you own your shares of Honeywell common stock directly through Honeywell’s transfer agent, you are a registered shareowner. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareowners, as is the case in the Distribution. You will be able to access information regarding your book-entry account for Solstice Advanced Materials shares at            or by calling           .
Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered shareowners.
•“Street name” or beneficial shareowners. If you own your shares of Honeywell common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”
If you sell any of your shares of Honeywell common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Honeywell shares you sold. See “—Trading Prior to the Distribution Date” for more information.
We are not asking Honeywell shareowners to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
surrender or exchange any of your shares of Honeywell common stock for shares of our common stock. The number of outstanding shares of Honeywell common stock will not change as a result of the Spin-Off.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock in the Distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Honeywell shareowners entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders based on the fractional share each holder would otherwise be entitled to receive and net of any required withholding for taxes applicable to each holder. We anticipate that the distribution agent will make these sales in the “when-issued” market and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Honeywell or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Honeywell or us.
The distribution agent will send a check to each registered holder of Honeywell common stock entitled to a fractional share in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Honeywell shareowners. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales based on the fractional share you would otherwise be entitled to receive. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “—U.S. Federal Income Tax Consequences of the Distribution” below for more information.
U.S. Federal Income Tax Consequences of the Distribution
The following discussion is a summary of the generally applicable U.S. federal income tax consequences that may be relevant to Honeywell and to the holders of Honeywell common stock in connection with the Distribution. This discussion is based on the Code, the Treasury Regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the IRS, all as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth herein. This summary assumes that the Spin-Off will be consummated in accordance with the Separation Agreement and as described in this Information Statement.
Except as specifically described below, this summary is limited to holders of shares of Honeywell common stock that are U.S. Holders, as defined immediately below. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Honeywell common stock that is, for U.S. federal income tax purposes:
•an individual who is a citizen or a resident of the U.S.;
•a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust, (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
This discussion is limited to U.S. Holders of Honeywell common stock that hold their Honeywell common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further,

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of their particular circumstances, nor does it address the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as:
•dealers or traders in securities or currencies;
•traders that elect to use a mark-to-market method of accounting;
•tax-exempt entities;
•banks, financial institutions or insurance companies;
•pension plans, cooperatives, real estate investment trusts, regulated investment companies or grantor trusts;
•persons who acquired Honeywell common stock pursuant to the exercise of any employee stock options or otherwise as compensation;
•persons who actually or constructively own 10% or more, by voting power or value, of Honeywell common stock;
•persons owning Honeywell common stock as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•certain former citizens or long-term residents of the U.S.;
•persons whose functional currency is not the U.S. dollar;
•persons who are subject to the alternative minimum tax;
•persons who are subject to special accounting rules under Section 451(b) of the Code;
•partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes or persons holding Honeywell common stock through such entities; or
•persons who hold Honeywell common stock through an individual retirement account, tax-qualified retirement plan or other tax-deferred account.
If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of shares of Honeywell common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership for U.S. federal income tax purposes that beneficially owns shares of Honeywell common stock and its partners should consult their tax advisor as to the tax consequences of the Distribution.
In addition, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or other non-income tax considerations or the Medicare tax on certain net investment income.
HOLDERS OF HONEYWELL COMMON STOCK SHOULD CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSIDERATIONS RELEVANT TO THEM REGARDING THE DISTRIBUTION, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Tax Opinions
It is a condition to the completion of the Distribution that Honeywell receives the Tax Opinions from its tax counsel, Skadden and EY, substantially to the effect that, among other things, the Distribution will qualify as a reorganization within the meaning of sections 368(a)(1)(D), 361 and 355 of the Code. This condition may be waived by Honeywell in its sole discretion.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
In rendering the Tax Opinions to be given as of the closing of the Distribution, Skadden and EY will rely on (i) customary representations and covenants made by Honeywell and Solstice Advanced Materials, including those contained in certificates of officers of Honeywell and Solstice Advanced Materials, and (ii) specified assumptions, including an assumption regarding the completion of the Internal Reorganization transactions, the Distribution and certain related transactions in the manner contemplated by the transaction agreements. In addition, Skadden’s and EY’s ability to provide the Tax Opinions will depend on the absence of changes in existing facts or law between the date of this Information Statement and the closing date of the Distribution. If any of the representations, covenants or assumptions on which Skadden and EY will rely are inaccurate, Skadden and EY may not be able to provide the Tax Opinions or the tax consequences of the Distribution could differ from those described below.
The Tax Opinions will not be binding upon the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinions, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the Tax Opinions are not correct, are incomplete or have been violated, Honeywell’s ability to rely on the Tax Opinions could be jeopardized. As of the date of this Information Statement, we are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete or that would cause any of these undertakings to fail to be complied with, in any material respect.
Treatment of the Distribution
Assuming the Distribution, together with certain related transactions, qualifies as a reorganization within the meaning of sections 368(a)(1)(D), 361 and 355 of the Code, for U.S. federal income tax purposes:
•no gain or loss will be recognized by Honeywell as a result of the Distribution (except for certain items that may be required to be recognized under Treasury Regulations regarding consolidated federal income tax returns);
•no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder solely as a result of the receipt of Solstice Advanced Materials common stock in the Distribution, except with respect to any cash received in lieu of fractional shares;
•the aggregate tax basis of the shares of Honeywell common stock and Solstice Advanced Materials common stock (including any fractional shares deemed received, as discussed below) in the hands of each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Honeywell common stock held by such holder immediately before the Distribution, allocated between the Honeywell common stock and Solstice Advanced Materials common stock in proportion to their relative fair market value immediately following the Distribution;
•the holding period of Solstice Advanced Materials common stock received by a U.S. Holder (including any fractional shares deemed received, as discussed below) will include the holding period of the Honeywell common stock with respect to which such Solstice Advanced Materials common stock was received; and
•a U.S. Holder that has acquired different blocks of Honeywell common stock at different times or at different prices should consult its tax advisors regarding the allocation of their aggregate adjusted basis among, and its holding period of, our shares distributed with respect to blocks of Honeywell common stock.
If, notwithstanding the conclusions that we expect to be included in the Tax Opinions, it is ultimately determined that the Distribution does not qualify as tax-free under sections 368(a)(1)(D), 361 and 355 of the Code for U.S. federal income tax purposes, then Honeywell would generally recognize gain with respect to the transfer of Solstice Advanced Materials common stock and certain related transactions. In addition, each U.S. Holder that receives shares of Solstice Advanced Materials common stock in the Distribution would be treated as receiving a distribution in an amount equal to the fair market value of Solstice Advanced Materials common stock that was distributed to such holder, which would generally be taxed as a dividend to the extent of the holder’s pro rata share of Honeywell’s current or accumulated earnings and profits, including Honeywell’s taxable gain, if any, on the Distribution, then treated as a non-taxable return of capital to the extent of the holder’s basis in Honeywell common stock and thereafter treated as capital gain from the sale or exchange of Honeywell stock.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Even if the Distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D), 361 and 355 of the Code, the Distribution may result in corporate level taxable gain to Honeywell under Section 355(e) of the Code if either Honeywell or Solstice Advanced Materials undergoes a 50% or greater ownership change as part of a plan or series of related transactions that includes the Distribution, potentially including transactions occurring after the Distribution. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, Honeywell would recognize taxable gain as described above, but the Distribution would be tax-free to each Honeywell shareowner (except with respect to any tax on any cash received in lieu of fractional shares).
A U.S. Holder that receives cash in lieu of a fractional share of Solstice Advanced Materials common stock should be treated as though such U.S. Holder first received a distribution of the fractional share of Solstice Advanced Materials common stock and then sold it for the amount of cash received. Such U.S. Holder should recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss should generally be long-term capital gain or loss if the U.S. Holder’s holding period for such Honeywell common stock exceeds one year on the date of the Distribution.
U.S. Treasury Regulations require certain holders of Honeywell common stock who receive Solstice Advanced Materials common stock in the Distribution to attach a detailed statement setting forth certain information relating to the Distribution to their respective U.S. federal income tax returns for the year in which the Distribution occurs. Within a reasonable period after the Distribution, Honeywell will provide holders who receive Solstice Advanced Materials common stock in the Distribution with the information necessary to comply with such requirement. In addition, all holders are required to retain permanent records relating to the amount, basis and fair market value of Solstice Advanced Materials common stock received in the Distribution and to make those records available to the IRS upon request of the IRS.
Results of the Spin-Off
After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Distribution, we expect to have approximately            shares of our common stock outstanding, based on the number of Honeywell shareowners and shares of Honeywell common stock outstanding on          , 2025. The actual number of shares of our common stock Honeywell will distribute in the Distribution will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Honeywell’s equity plans, and any repurchase of Honeywell shares by Honeywell under its common stock repurchase program, on or prior to the Record Date. Shares of Honeywell common stock held by Honeywell as treasury shares will not be considered outstanding for purposes of and will not be entitled to participate in the Distribution. The Spin-Off will not affect the number of outstanding shares of Honeywell common stock or any rights of Honeywell shareowners. However, following the Distribution, the equity value of Honeywell will no longer reflect the value of the Advanced Materials business. There can be no assurance that the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in absence of the Spin-Off.
Prior to the completion of the Spin-Off, we intend to enter into a Separation Agreement and several other agreements with Honeywell related to the Spin-Off. These agreements will govern the relationship between us and Honeywell up to and after completion of the Spin-Off and allocate between us and Honeywell various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Honeywell.”
Listing and Trading of Our Common Stock
As of the date of this Information Statement, we are a wholly owned subsidiary of Honeywell. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to apply to list our shares of common stock on Nasdaq under the symbol “          .”

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Following the Spin-Off, Honeywell common stock will continue to trade on Nasdaq under the ticker symbol “HON.”
Neither we nor Honeywell can assure you as to the trading price of Honeywell common stock or our common stock after the Spin-Off or as to whether the combined trading prices of our common stock and the Honeywell common stock after the Spin-Off will equal or exceed the trading prices of Honeywell common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off.
The shares of our common stock distributed to Honeywell shareowners will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.
Trading Prior to the Distribution Date
We expect a “when-issued” market in our common stock to develop as early as one trading day prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Honeywell common stock as of the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Honeywell common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within two trading days after the Distribution Date. On the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.
We also anticipate that, as early as one trading day prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Honeywell common stock: a “regular-way” market and an “ex-distribution” market. Shares of Honeywell common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Honeywell common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Honeywell common stock as of the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.
If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.
Conditions to the Distribution
We expect that the Distribution will be effective on the Distribution Date; provided that the following conditions shall have been satisfied or waived by Honeywell:
•the Honeywell Board shall have declared the dividend of Solstice Advanced Materials common stock to effect the Distribution and shall have approved the Distribution and all related transactions, which approval may be given or withheld in the Honeywell Board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);
•each of us and Honeywell and each of our or Honeywell’s applicable subsidiaries shall have entered into all ancillary agreements to which it and/or such subsidiary is contemplated to be a party;

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•the SEC shall have declared effective the Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no stop order relating to the Form 10 shall be in effect, and no proceedings seeking such a stop order shall be pending before or threatened by the SEC;
•the listing of Solstice Advanced Materials common stock on Nasdaq shall have been approved, subject to official notice of issuance;
•Honeywell shall have received the Skadden Tax Opinion;
•Honeywell shall have received the EY Tax Opinion;
•the Internal Reorganization shall have been completed prior to the Distribution Date (other than those steps that are expressly contemplated to occur at or after the Spin-Off);
•debt financing shall be available on terms acceptable to Honeywell and Solstice Advanced Materials shall have completed the debt financing transactions necessary to complete the Spin-Off and the applicable net proceeds of such debt financing shall have been distributed or otherwise paid by Solstice Advanced Materials to Honeywell (the “Solstice Cash Distribution”);
•no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or any of the related transactions, including the Internal Reorganization, shall be pending, threatened, issued or in effect, and no other event outside the control of Honeywell shall have occurred or failed to occur that prevents the consummation of the Distribution;
•no events or developments shall have occurred or exist that make it inadvisable to effect the Distribution or that would result in the Distribution and related transactions not being in the best interest of Honeywell or its shareowners;
•Honeywell shall have elected the individuals to be members of our Board immediately prior to the Distribution;
•the Honeywell Board shall have received an opinion from a nationally recognized independent appraisal firm to the effect that, following the Distribution, we and Honeywell will each be solvent and adequately capitalized, and that Honeywell has adequate surplus under Delaware law to declare the Distribution, in each case, after giving effect to the Solstice Cash Distribution; and
•prior to the Distribution Date, a notice of internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of Honeywell common stock.
Any of the above conditions may be waived by the Honeywell Board to the extent such waiver is permitted by law. If the Honeywell Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, and the result of such waiver is material to Honeywell shareowners, we will file an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part, to revise the disclosure in the Information Statement accordingly. In the event that Honeywell waives a condition after this Registration Statement becomes effective and such waiver is material, we would communicate such change to Honeywell shareowners by filing a Form 8-K describing the change.
The fulfillment of the above conditions will not create any obligation on Honeywell’s part to complete the Distribution. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Honeywell may at any time until the Distribution decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Reasons for Furnishing this Information Statement
We are furnishing this Information Statement solely to provide information to Honeywell shareowners who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Honeywell. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Honeywell undertakes any obligation to update the information except in the normal course of our and Honeywell’s public disclosure obligations and practices.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our shareowners. The timing, declaration, amount and payment of future dividends to shareowners, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be our financial condition, earnings, sufficiency of distributable reserves, capital needs of our business, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements and regulatory constraints. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off and other amounts owed to Honeywell under the Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, will limit our ability to pay cash dividends. There can be no assurance that we will initiate the payment of a dividend to our shareowners in the future or continue to pay any dividend if we do commence the payment of dividends. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness may limit our ability to pay dividends on our common stock or the amount thereof.”
SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The following tables present certain selected historical combined financial information as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. The selected historical combined financial information is derived from our historical audited Combined Financial Statements included elsewhere in this Information Statement.
The selected historical combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited Combined Financial Statements and the accompanying Notes thereto included elsewhere in this Information Statement. For each of the periods presented, our business was wholly owned by Honeywell. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our Spin-Off from Honeywell, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical combined financial information includes allocations of certain Honeywell corporate expenses, as described in Note 3 “Related Party Transactions” of the Notes to the Combined Financial Statements. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. For factors that could cause actual results to differ materially from those presented in the selected historical and Unaudited Pro Forma Combined Financial Data, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this Information Statement.
The following tables also present certain Unaudited Pro Forma Combined Financial Information of Solstice Advanced Materials as of and for the year ended December 31, 2024. The Unaudited Pro Forma Combined Financial Information is derived from our historical audited Combined Financial Statements included elsewhere in this Information Statement and is not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation Agreement and related agreements occurred as of the dates indicated. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited Combined Financial Statements and the accompanying Notes included elsewhere in this Information Statement. The Unaudited Pro Forma Combined Statement of Operations gives effect to the Pro Forma Transactions (as defined herein) as if they had occurred on January 1, 2024, the first day of fiscal 2024. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions as if they had occurred on December 31, 2024, our latest balance sheet date. Refer to the “Unaudited Pro Forma Combined Financial Information” for further information about the Spin-Off transactions.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83

	Pro Forma	Historical
	Year ended December 31,	Years ended December 31,
As of December 31, 2024 (in millions)	2024	2024	2023	2022
Product sales	$	$3,453	$3,424	$3,439
Service sales		317	225	148
Net sales		3,770	3,649	3,587
Costs, expenses and other
Cost of products sold		2,214	2,149	2,099
Cost of services sold		250	217	85
Total cost of products and services sold		2,464	2,366	2,184
Research and development expenses		83	81	79
Selling, general and administrative expenses		398	378	357
Other expense (income)		15	(6)	3
Interest and other financial charges		13	16	21
Total costs, expenses and other		2,973	2,835	2,644
Income before taxes		797	814	943
Income tax expense (benefit)		192	195	211
Net income		605	619	732
Less: Net income (loss) attributable to noncontrolling interest		11	(2)	14
Net income attributable to Solstice Advanced Materials	$	$594	$621	$718

	Pro Forma	Historical
	As of December 31,	As of December 31,
As of December 31, 2024 (in millions)	2024	2024	2023
Cash and cash equivalents	$	$661	$606
Total assets		5,004	4,657
Long-term debt		—	—
Total liabilities		1,822	1,629
Noncontrolling interest		(76)	(83)
Total equity		3,182	3,028
Total liabilities and equity		5,004	4,657

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
In addition to our operating results, as calculated in accordance with GAAP, we use, and plan to continue using certain non-GAAP financial measures when monitoring and evaluating operating performance. The non-GAAP financial presented in this Information Statement are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. For more information about our non-GAAP financial measures and other performance metrics, see “Non-GAAP Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures.”

	Historical
	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Net Income (GAAP)	$605	$619	$732
Income tax expense (benefit)	192	195	211
Depreciation	175	170	146
Amortization	42	51	7
Interest and other financial charges	13	16	21
Other expense[1]	34	11	24
Stock compensation expense	17	18	17
Other non-recurring items[2]	10	1	(23)
Asset retirement obligation accretion	2	1	2
Transaction-related costs	4	1	3
Pension and other postretirement expense	2	2	1
Repositioning charges	2	5	2
Adjusted EBITDA (non-GAAP)	$1,098	$1,090	$1,143
________________________
1.Represents Other expense excluding Equity income of affiliated companies, which is included in Adjusted EBITDA.
2.Including but not limited to impairment charges, litigation and insurance settlements, and gains and losses on disposal of assets.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024, on a historical basis and a pro forma basis, to give effect to the Spin-Off and the transactions related to the Spin-Off as further described under “Unaudited Pro Forma Combined Financial Information,” as if they occurred on December 31, 2024. The cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of December 31, 2024. Additionally, the information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization may be in the future.
The following table should be read in conjunction with the section of this Information Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and our audited Combined Financial Statements and the accompanying Notes thereto included elsewhere in this Information Statement.

As of December 31, 2024 (in millions, except per share amounts)	Historical	Pro Forma
Cash
Cash and cash equivalents	$661	$
Indebtedness
Long-term debt	—
Total indebtedness	—
Equity
Common stock, par value $0.01	—
Additional paid-in capital	—
Net Parent investment	3,471
Accumulated other comprehensive loss	(213)
Total Net Parent investment	3,258
Noncontrolling interest	(76)
Total equity	3,182
Total capitalization	$2,521	$
We have not yet finalized our post-Spin-Off capitalization. Adjusted financial data reflecting our post-Spin-Off capitalization will be included in an amendment to this Information Statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following Unaudited Pro Forma Combined Financial Statements consist of an Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2024, and an Unaudited Pro Forma Combined Balance Sheet as of December 31, 2024, which have been derived from our historical audited Combined Financial Statements included elsewhere in this Information Statement. All significant pro forma adjustments and their underlying assumptions are described more fully in the Notes to the Unaudited Pro Forma Combined Financial Statements, which you should read in conjunction with such Unaudited Pro Forma Combined Financial Statements.
The Unaudited Pro Forma Combined Statement of Operations gives effect to the Pro Forma Transactions as if they had occurred on January 1, 2024, the first day of fiscal 2024. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions as if they had occurred on December 31, 2024, our latest balance sheet date. References in this section and in the following unaudited pro forma Combined Financial Statements and the Company’s Combined Financial Statements and Notes thereto included in this Information Statement to the “Company” or “Solstice Advanced Materials” shall mean the Solstice Advanced Materials business of Honeywell International Inc. and references to “Honeywell” shall mean Honeywell International Inc.
The Unaudited Pro Forma Combined Financial Statements include certain transaction accounting adjustments that reflect the accounting for transactions in accordance with GAAP and autonomous entity adjustments that reflect certain incremental expenses or other charges necessary, if any, to present fairly our Unaudited Pro Forma Combined Statement of Operation and Unaudited Pro Forma Combined Balance Sheet as of and for the periods indicated as if the Company was a separate standalone entity. The following Unaudited Pro Forma Combined Financial Statements illustrates the effects of the following transactions (collectively, the “Pro Forma Transactions”):
•the transfer and/or contractual allocation to Solstice Advanced Materials pursuant to the Separation Agreement, Tax Matters Agreement and Employee Matters Agreement of certain residual corporate and other shared assets and liabilities that were not included in the historical Combined Financial Statements;
•the impact of the Transition Services Agreement and other transaction related agreements between Solstice Advanced Materials and Honeywell and the provisions contained therein (see “Certain Relationships and Related Party Transactions”);
•the effect of our anticipated post-separation capital structure, including (i) the issuance of approximately          shares, (ii) the incurrence of indebtedness of approximately $          million at an estimated weighted average interest rate of          % and (iii) the distribution of approximately $          million of cash to Honeywell;
•transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the Spin-Off; and
•other adjustments described in the Notes to the Unaudited Pro Forma Combined Financial Statements.
The Unaudited Pro Forma Combined Financial Statements have been prepared to include transaction accounting (including the impact of changes to our legal entity structure in anticipation of the Spin-Off), autonomous entity and management adjustments to reflect the financial condition and results of operations as if we were a stand-alone entity. Transaction adjustments have been presented to show the impact and associated cost as a direct result of the legal separation from Honeywell, including the establishment of Solstice Advanced Materials’ expected capital structure and funding at the time of Spin-Off, and the Tax Matters Agreement. Autonomous entity adjustments have been presented to show the impact of items such as the Transition Services Agreement, lease arrangements with third parties and Honeywell, certain commercial agreements for the sale of certain equipment and services from Honeywell’s other businesses to the Solstice Advanced Materials business and certain incremental costs expected to be incurred as an autonomous entity. In addition, the Unaudited Pro Forma Combined Financial Statements include a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
The Unaudited Pro Forma Combined Financial Statements were prepared in accordance with Article 11 of Regulation S-X, as amended. The Unaudited Pro Forma Combined Financial Statements are subject to the assumptions and adjustments described in the accompanying Notes. The Pro Forma Transactions are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change. A final determination regarding our capital structure has not yet been made, and the Separation Agreement, Tax Matters Agreement, Transition Services Agreement, Employee Matters Agreement and other transaction related agreements have not been finalized. As such, the Unaudited Pro Forma Combined Financial Statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
The Unaudited Pro Forma Combined Financial Statements have been presented for informational purposes only. The Unaudited Pro Forma Information is not necessarily indicative of our results of operations or financial condition had the Spin-Off and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company. The historical Combined Financial Statements have been derived from Honeywell’s historical accounting records and include certain corporate overhead and other shared costs which have been allocated to the Company. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Honeywell during the periods or at the dates presented. See Note 1, “Business Overview and Basis of Presentation” and Note 3, “Related Party Transactions” to the Combined Financial Statements included elsewhere in this Information Statement for further information on the allocation of corporate and other shared costs. The following Unaudited Pro Forma Combined Financial Statements should be read in conjunction with our historical audited Combined Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2024 (in millions, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Product sales	$3,453	$		$		$
Service sales	317
Net sales	3,770
Costs, expenses and other
Cost of products sold	2,214
Cost of services sold	250
Total cost of products and services sold	2,464
Research and development expenses	83				(i)
Selling, general and administrative expenses	398				(i), (j), (l), (m), (n)
Other expense	15		(b)
Interest and other financial charges	13		(a)
Total costs, expenses and other	2,973
Income before taxes	797
Income tax expense	192		(g)		(k)
Net income	605
Less: Net income attributable to noncontrolling interest	11
Net income attributable to Solstice Advanced Materials	$594	$		$		$
Earnings per share:
Basic						(h)
Diluted						(h)
Weight average common shares outstanding:
Basic						(h)
Diluted						(h)
See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2024 (in millions)	Historical	Transaction Accounting Adjustment		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$661	$	(a)	$		$
Accounts receivable, less allowance of $7	569
Inventories	558
Other current assets	73				(l)
Total current assets	1,861
Property, plant and equipment – net	1,746
Goodwill	806
Other intangible assets – net	35
Deferred income taxes	3		(g)		(k)
Product loans receivable	264
Other assets	289		(a), (b)
Total assets	$5,004	$		$		$
LIABILITIES
Current liabilities:
Accounts payable	$778	$		$		$
Accrued liabilities	305
Total current liabilities	1,083
Long-term debt	—		(a)
Deferred income taxes	179		(g)		(k)
Product loans payable	293
Other liabilities	267		(b)		(l)
Total liabilities	1,822
EQUITY
Common stock, par value $0.01	—		(c)
Additional paid-in capital	—		(c), (f)
Net Parent investment	3,471		(c)
Accumulated other comprehensive loss	(213)		(b)
Total Net Parent investment	3,258
Noncontrolling interest	(76)
Total equity	3,182
Total liabilities and equity	$5,004	$		$		$
See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 1. Notes to Unaudited Pro Forma Combined Financial Statements
Transaction Accounting Adjustments
(a)Adjustments reflect interest expense and commitment fees related to indebtedness in an aggregate principal amount of $          million that we expect will be incurred by us in connection with the consummation of the Spin-Off and that will be used primarily as partial consideration for the Advanced Materials business that Honeywell is transferring to us in connection with the Spin-Off. The adjustments assume that the indebtedness will comprise term loans and debt securities in an aggregate principal amount of $          million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off, and the pro forma adjustments may change accordingly. The adjustment also assumes that we will enter into a revolving credit facility in an aggregate committed amount of $          million. We expect to capitalize an additional $          million of issuance costs associated with the revolving credit facility, which will be amortized over the life of the facility agreement. Such issuance costs associated with the revolving credit facility have been included in Other assets in the Unaudited Pro Forma Combined Balance Sheet. The terms of the revolving credit facility are subject to change and will be finalized prior to the closing of the Spin-Off, and the pro forma adjustments may change accordingly. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources” for additional details.

(in millions)	For the Year Ended December 31, 2024
Interest expense on total debt at estimated weighted average rate	$
Amortization of debt issuance costs
Total interest expense from debt	$
A 1/8 percent variance in the assumed interest rate on the floating rate indebtedness would change annual interest expense by $          million for the year ended December 31, 2024.
(b)Reflects the impact of our assumption of certain pension assets and liabilities for employees who are eligible for benefits under defined benefit pension plans that are currently sponsored by Honeywell in the U.S. For these employees we intend to sponsor a defined benefit pension plan after the Spin-Off with terms and benefits consistent with the existing Honeywell plans. The annual expense related to our employees for these defined benefit pension plans was allocated to us by Honeywell and such allocation is reflected in our historical Combined Financial Statements. As of December 31, 2024, the total pension assets to be contributed to us amounted to $           million and total projected benefit obligation amounted to $          million. The Unaudited Pro Forma Combined Financial Statements reflect an estimate of interest costs and expected return on plan assets for the defined benefit pension plans of $          million for year ended December 31, 2024.
The estimated pro forma adjustment for the defined benefit pension plan is reflected in the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2024 as follows:

(in millions)	As of December 31, 2024
Other assets	$
Other liabilities
Accumulated other comprehensive loss - net of tax impact
(c)Reflects the reclassification of Honeywell’s net investment in the Company, which was recorded in Net Parent investment, to Additional paid-in capital and Common stock to reflect the assumed issuance of          shares of our common stock at a par value of $0.01 per share pursuant to the Separation Agreement immediately prior to the Spin-Off. We have assumed the number of outstanding shares of our common stock based on the number of shares of Honeywell common stock outstanding on December 31, 2024, and a distribution ratio of          share(s)

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of our common stock for every          share(s) of Honeywell common stock. The actual number of shares issued will not be known until the record date for the Distribution.
(d)Reflects adjustments for certain assets and liabilities that have historically been shared with other Honeywell businesses and to be transferred and/or contractually allocated to Solstice Advanced Materials from Honeywell and Honeywell affiliates in connection with the Spin-Off. See Note 1, “Business Overview and Basis of Presentation” to the historical Combined Financial Statements for further discussion of the basis of presentation of the Solstice Advanced Materials’ historical assets and liabilities.
(e)Reflects an adjustment to remove various assets and liabilities that are expected to be retained by Honeywell and primarily consists of          recorded in the historical Combined Balance Sheet.
(f)The additional paid-in capital adjustments are summarized below:

(in millions)	As of December 31, 2024
Cash payments to Honeywell (a)	$
Defined benefit pension (b)
Net Parent investment (c)
Solstice Advanced Materials common stock issuance (c)
Net assets transferred to Solstice Advanced Materials (d)
Net assets that will be retained by Honeywell (e)
Deferred taxes (g)
Total adjustment	$
(g)Represents the income tax impact of the transaction accounting pro forma adjustments for the year ended December 31, 2024. This adjustment was primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax pro forma adjustments. The estimated pro forma tax reduction is $          million for the year ended December 31, 2024.
(h)Pro forma basic and diluted earnings per share and pro forma weighted-average basic shares outstanding for the year ended December 31, 2024 reflect the number of shares of Solstice Advanced Materials common stock which are expected to be outstanding upon completion of the Spin-Off (see note (c) above).
Autonomous Entity Adjustments
(i)In connection with the Spin-Off, Solstice Advanced Materials will enter into a Transition Service Agreement (“TSA”) with Honeywell whereby Honeywell will continue to provide Solstice Advanced Materials functional support services at a cost to Solstice Advanced Materials, including finance, IT, and other infrastructure and operational functions. The cost of the TSA is expected to result in a $          million decrease to the pro forma net income for the year ended December 31, 2024.
(j)Reflects additional non-recurring charges from executed contracts with third party vendors related to the stand-up of Solstice Advanced Materials as a standalone public company, which are expected to be incurred in relation to the Spin-Off. These charges primarily consist of incurred but not recorded and estimable costs covered by executed contracts related to legal, advisor fees, system implementation, business separation and other costs. These costs are necessary to facilitate the Spin-Off and establish Solstice Advanced Materials as an autonomous entity. These adjustments are comprised of non-recurring expenses of $          in the pro forma unaudited Combined Statement of Operations for the year ended December 31, 2024. Actual charges that will be incurred could be different from these estimates.
(k)Represents the current and deferred income tax impact of the autonomous entity pro forma adjustments as of December 31, 2024 and for the year ended December 31, 2024.

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(l)Reflects the net impact of lease arrangements with third parties and lease and sub-lease arrangements with Honeywell for          and          that have been entered into or will be entered into prior to the Spin-Off. These adjustments record the operating lease right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. There is no income statement impact as lease expense is expected to be consistent with facilities charges included in the historical Combined Statement of Operations.
(m)Reflects impact of new compensation agreements for new and existing executives of Solstice Advanced Materials. These adjustments are primarily related to increase in salary, bonus and stock-based compensation.
(n)In preparation for the Spin-Off, we are working to seek novation or assignment of Honeywell’s parent credit support, the majority of which relates to certain letters of credit procured by Honeywell for the benefit of Solstice Advanced Materials that are issued to third parties and certain performance guarantees made by Honeywell for the benefit of Solstice Advanced Materials. Pursuant to the Separation Agreement, commencing on          , we will pay a fee to Honeywell based on amounts related to such Honeywell parent credit support. This adjustment reflects an annual fee of up to approximately $          million associated with the amount of parent credit support expected to be provided by Honeywell during the first twelve months after the Spin-Off based on the expected contractual maturity of the underlying obligations as if such parent credit support was required for the year ended December 31, 2024 and assuming no additional novation or assignments (with a release of Honeywell) of any Honeywell parent credit support to Solstice Advanced Materials are completed. This fee is recorded in Selling, general and administrative expenses. Future fees will vary depending on the amount of remaining parent credit support and the fee structure agreed to with Honeywell.
Management Adjustments
We elected to present management adjustments to the Unaudited Pro Forma Combined Financial Statements and included adjustments necessary for a fair statement of such information. Following the Spin-Off, we expect to incur incremental one-time and non-recurring expenses associated with the stand-up of functions required to operate as a standalone company. These non-recurring costs primarily relate to system implementation costs, business separation, applicable employee-related costs, development of our brand and other matters.
We estimated these additional costs by assessing the resources and associated one-time external costs each function (e.g., finance, IT, HR, etc.) will require to stand up Solstice Advanced Materials as a standalone public company. Most one-time costs are expected to be incurred within a period of 12 to 24 months post-separation.
The additional expenses have been estimated based on assumptions that our management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as manufacturing, selling and marketing, R&D, IT, and infrastructure. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this document may impact actual costs incurred. We may also decide to increase or reduce resources or invest more heavily in certain areas in the future, which may differentiate the management adjustments even further from actual costs incurred in the future.
The management adjustments presented below are incremental to the autonomous entity pro forma adjustments. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and will not be included in the management adjustments below.
The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the period presented. These management adjustments include forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements” for additional details.

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(in millions, except per share amounts)	For Year Ended December 31, 2024
Unaudited pro forma combined net income	$
Management adjustments
Income tax expense (benefit)
Pro forma net income (loss) after Management adjustments	$

Weighted average Solstice Advanced Materials common shares outstanding — basic
Earnings per share attributable to Solstice Advanced Materials common shareowners — basic	$

Weighted average Solstice Advanced Materials common shares outstanding — diluted
Earnings per share attributable to Solstice Advanced Materials common shareowners — diluted	$

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BUSINESS
Our Company
Solstice Advanced Materials is a global, differentiated advanced materials company and a leading global provider of refrigerants, semiconductor materials, protective fibers and healthcare packaging. We operate through two segments, reported as Refrigerants & Applied Solutions (which we refer to in this Information Statement as “RAS”) and Electronic & Specialty Materials (which we refer to in this Information Statement as “ESM”). Our business is recognized as an industry innovator as well as a technology and quality leader, supported by some of the industry’s most well-known brands.
Our RAS segment is a leading manufacturer of LGWP refrigerants, blowing agents, solvents and aerosol materials. RAS serves the end markets of HVAC/R, automotive, energy, building and appliance insulation and healthcare. RAS products include, among others, LGWP refrigerants, blowing agents, aerosol propellants, cleaning solvents, high-barrier pharmaceutical packaging materials and alternative energy services. Our products are distributed and sold through well-known brands like Solstice, Genetron and Aclar. Our ESM segment is a leading provider of electronic materials, industrial-grade fibers and laboratory life sciences chemicals. ESM primarily serves the semiconductor, defense, pharmaceutical and construction end markets. ESM products include, among others, sputtering targets, lightweight high-strength fibers and high-purity life sciences solutions. Our products are distributed and sold through well-known brands like Spectra, Fluka, and Hydranal.
We benefit from strong secular demand resulting from certain growing trends, including government regulated sustainability targets, semiconductor production, healthcare and life sciences, defense and safety and advanced electrification—all across a diverse set of products, systems and solutions. Over the last decade, we tailored our products toward highly specialized offerings in targeted, high-growth end markets that value differentiated technology and manufacturing capabilities. We maintain longstanding leadership positions backed by decades of innovation in high value-added product segments. Our strong manufacturing capabilities are often located in proximity to our customers across the globe. Our long history of innovation, supported by over 5,800 issued patents and pending applications as of December 31, 2024, allows us to closely collaborate with our customers, providing us with a client-specific, specialized product portfolio.
As of December 31, 2024, our approximately 3,800 employees served over 3,000 customers, across a wide range of end markets in over 120 countries and territories. Our global presence included 21 manufacturing sites and three R&D sites as of December 31, 2024.
On October 8, 2024, Honeywell announced its plan to spin off its Advanced Materials business as an independent, publicly traded company to its shareowners. The Advanced Materials business is currently part of Honeywell’s Energy and Sustainability Solutions reported segment. The Advanced Materials business dates back to the 1800s, becoming part of Allied Chemical and Dye Corporation in 1920 and later AlliedSignal, which merged with Honeywell in 1999. The Advanced Materials business was officially established within Honeywell after Honeywell’s Spin-Off of AdvanSix, its Resins and Chemicals business, in 2016.
We intend to create value for our stakeholders and enhance our value proposition to customers through defined and actionable strategies. We plan to further improve our customer offerings by capitalizing on secular growth trends and making targeted investments into innovation and manufacturing capabilities. We seek to enhance our growth prospects through disciplined portfolio management, including organic expansion into higher-value adjacent products and end markets, as well as inorganically through selective strategic acquisitions. We also plan to focus on disciplined cost management and leveraging our supply chain expertise to support profitable growth.
Our strong Adjusted EBITDA margin profile is supported by the Honeywell Accelerator operating model. The Honeywell Accelerator operating model utilizes systems, processes, best practices and management philosophies spanning across the whole organization and benefiting customers and stakeholders. In connection with the separation, Honeywell will provide Honeywell Accelerator tools and processes to Solstice Advanced Materials, and after the Spin-Off, Solstice Advanced Materials will use, evolve and tailor such tools and processes to develop the Solstice Accelerator operating model. We strongly believe that the Solstice Accelerator operating model will provide

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us with strong competitive advantages relative to our peers. We expect that the Solstice Accelerator operating model will be deeply embedded throughout our organization, across business lines and hierarchical structures.
Our Competitive Strengths
We believe we benefit from the following competitive strengths:
Global Leader in Innovative Advanced Materials
We are a global leader in advanced materials, providing innovative and specialized offerings with strategic positions in targeted, high-growth end markets that value differentiated technology and manufacturing capabilities, resulting in a high level of customer intimacy.
Since 2018, Honeywell and the management team of its Advanced Materials business worked to position the business to successfully operate in high value-added specialty solutions markets, requiring complex chemistry and material science know-how. Our portfolio focuses on critical, enabling solutions which help our end customers solve environmentally-driven regulatory challenges, provide unique lightweight defense products and develop cutting edge products in the semiconductor, healthcare and life sciences markets. Across our diverse business lines, we are recognized as a market leader through our technology, quality and innovation.
In our RAS segment, we operate world-scale production facilities in the U.S., as well as global partnerships, that provide specialty solutions across the molecular value chain for regulatory-compliant, next-generation LGWP refrigerants and blowing agents. We are a key supplier of refrigerants used in stationary refrigerant applications and in automotive vehicles in global markets. We believe we are a leading global producer of blowing agents for several large end markets due to our strong U.S. footprint and deep partnerships in key regions. Our innovation and manufacturing capabilities provide a strong platform to expand into market adjacencies with add-on products and derivatives. For example, we believe we are well positioned to establish a leadership position in battery chemicals for the automotive and stationary storage end markets, which can be integrated into our existing production capabilities. In the healthcare industry, our leadership position in specialty molecular solutions allows us to be a leading supplier of climate-friendly propellants for metered dose inhalers. For over 50 years, we have been an industry leader for specialty medical and pharmaceutical barrier packaging, where our protective films provide the highest moisture barrier of any clear thermoplastic film.
In our ESM segment, we are an innovation and quality leader for the production of UHMWPE fiber. We maintain a strong customer base and relationships with various military organizations and law enforcement agencies, making us a key supplier in the value chain. We were also among the first materials suppliers for the semiconductor industry, building upon over 50 years of experience as a key supplier to the electronics industry. Today, we are a leading provider of sputtering targets and other ultra-high-purity materials, enabling semiconductor customers to manufacture leading-edge products. We are a key U.S.-based manufacturer of copper manganese sputtering targets, a key material used in the most advanced 3nm process in semiconductor and industrial manufacturing. In addition, we provide high-purity specialty chemical solutions enabling semiconductor manufacturers and other niche end markets to increase yields and production output. Furthermore, we have a leading brand and distribution network in life sciences research materials, where we provide high-purity solutions to several end markets, enabling complex chemical research processes in state-of-the-art laboratories.
Each of our brands, such as Solstice, Genetron, Aclar, Spectra, Fluka, and Hydranal, is recognized for high quality, purity and safety standards, as well as high customer satisfaction throughout the industry. As a technology leader, we heavily focus on proprietary solutions, supported by a differentiated intellectual property portfolio with over 5,800 issued patents and pending applications as of December 31, 2024. We have three standalone focused R&D centers while a majority of our 21 manufacturing sites have integrated R&D capabilities. We employ a dedicated team of over 400 technologists and engineers around the globe, helping us to be at the forefront of innovation. We maintain a leading manufacturing base with unique capabilities, global scale and customer proximity. Our extensive experience in chemical synthesis and commercial-scale manufacturing led to the development of significant process-related patents and other proprietary technology (including know-how and trade secrets).

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Deep Customer Relationships and Manufacturing Proximity
We help solve the most complex problems for our customers by providing differentiated and highly specialized solutions, with unique manufacturing capabilities in proximity to our customer base, which are often developed in partnership with our customers.
We serve a diverse and global customer base of over 3,000 customers, largely comprised of blue chip companies and industry leaders, as well as government agencies, across a variety of resilient end markets. In 2024, no single customer accounted for more than 4% of our net sales, and our top 10 customers accounted for less than a quarter of our net sales. The strength of our customer relationships and the quality of our differentiated products facilitate our ability to enter into long-term customer contracts. This is demonstrated by an average customer tenure of over 10 years. We have supplied many of our largest customers for several decades and we continue to cultivate our deep customer relationships.
By working with our customers on their most demanding and sophisticated challenges, we become deeply supportive of our customers’ processes. The opportunity to solve and co-develop products for our customers’ most complex problems enables us to make offerings even more specialized and application specific. For example, through these cooperations we developed a portfolio of products which satisfy the global regulatory mandates for the next generation cooling products. We leveraged our specialty refrigerant materials core competencies to expand to the healthcare industry, where we offer Solstice Air, our ultra-LGWP propellant for metered dose inhalers. Our Spectra lightweight, high-strength, industrial grade fibers are used as ballistic armor protection materials for vests, vehicles and helmets. We are a supplier to the U.S. military, and our high-end armor technology is supplied to several other governments’ military and law enforcement agencies, for which we have been a trusted supplier since entering the market in the early 1990s. Spectra fiber is made of UHMWPE using our proprietary patented gel-spinning process. In addition, we expanded our offerings of Spectra fibers used in military applications to medical device manufacturers for ultrafine, lifesaving medical fibers in the healthcare industry.
Besides a high level of customer intimacy achieved through our specialized, client-specific, manufacturing know-how, we benefit from manufacturing sites located in close physical proximity to our customers. We focus on providing strong supply chain security and benefit from reshoring trends and policies. We maintain a strong U.S. presence, as well as a global footprint strengthened by partners across the globe, especially in India and other parts of Asia. We manage a large, global customer base across more than 120 countries and territories. Furthermore, our manufacturing footprint in the U.S. includes growing end markets experiencing increasing investments, such as energy or semiconductors. These factors result in high customer retention, characterized by long customer tenure, low churn rates and a growing customer base. Combined, we have industry-leading customer satisfaction scores, averaging above 96% during the last eight quarters, as of December 2024.
Long-Term Secular Growth Across End Markets
We benefit from strong secular demand resulting from certain growing trends, including government regulated sustainability targets, semiconductor production, healthcare and life sciences, defense and safety and advanced electrification—all across a diverse set of products, systems and solutions. Our exposure to long-term secular growth trends across segments results from our efforts to position our product lines toward highly specialized offerings in targeted, high-growth end markets.
Across our RAS segment, we expect to benefit from growing demand for regulatory-compliant next-generation LGWP refrigerants. Demand for new, innovative and more LGWP refrigerants is driven by government regulations, customer sustainability goals and increased product efficiency. For example, since January 2025, manufacturers in the U.S. are required to use a refrigerant with a GWP <700. The Honeywell patented offering that meets this requirement is R-454B, which is being widely adopted in new air conditioning and heat pump systems in the U.S., with other major countries following suit. For HVAC/R end markets, we offer a broad range of LGWP and reduced GWP refrigerants, designed to address a broad range of global sustainability and regulatory requirements. Other applications driving demand include heating electrification—which increases regulatory demand for heat pumps—and data center cooling. Additionally, we anticipate benefiting from growing demand for specialty battery solutions driven by the automotive and stationary storage end markets. We believe we are well positioned to capitalize on this

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demand due to our world-scale U.S. facility and deep manufacturing capabilities, enabling expansion into adjacent products and end markets. Furthermore, we anticipate growing demand for advanced materials in healthcare applications such as medical aerosols for metered dose inhalers and protective materials in healthcare packaging. Lastly, we expect increased demand for critical products and conversion services used in nuclear power generation, driven by domestic localization and heightened energy security requirements. We believe we, as the sole U.S. domestic supplier of uranium hexafluoride conversion services, are well positioned to meet this demand.
Our ESM segment serves several highly attractive end markets. In the electronics market, we anticipate increased demand for existing and new material solutions within our sputtering targets, dielectrics and thermal management portfolios, which are necessary for producing leading-edge semiconductors, advanced packaging and advanced displays. In the ballistic armor market, we expect growth driven by increased global government defense and security spending. As a U.S.-based producer of specialty lightweight high-strength industrial-grade fiber, we are well positioned to benefit from the U.S. military’s transition of next-generation integrated head protection systems and small arms protective insert plates. Additionally, we foresee continued growth in demand for various specialty high-purity chemicals for oligonucleotide synthesis, increasingly utilized in important life sciences areas such as genetic research, biotechnology, molecular diagnostics and pharmaceutical R&D.
Value Creation Opportunities as an Independent Company
We believe our status as a standalone company will unlock multiple new value creation opportunities for Solstice Advanced Materials.
Solstice Advanced Materials is currently a part of Honeywell’s Energy and Sustainability Solutions segment, representing approximately 10% of Honeywell’s total net sales as of 2024. By becoming a standalone company, we expect to increase our ability to direct our focus and capital in a more agile fashion. We will have full autonomy to solely concentrate on Solstice Advanced Materials, operating dynamically and making strategic investments to execute our long-term strategy.
We plan to create additional value for customers and stakeholders through defined and actionable strategies. We believe our strong balance sheet and market positions, together with flexible capital allocation, will support growth opportunities and capital returns to shareowners. We anticipate strong organic growth driven by our leadership positions, new product innovations, manufacturing capabilities, robust customer base and positive secular global trends. We intend to enhance organic growth through customer-partnered innovation and expansion into adjacent and new products, geographies, customer groups and end markets. Previously established ventures with strategic partners in key geographies allow us to enter new markets, accelerate go-to-market speed, drive local adoption and increase customer proximity. We will leverage global manufacturing partnerships to drive regional growth while focusing on efficient cost structures to sustain our strong margin profile.
Inorganically, we expect to continuously identify and evaluate a robust pipeline of strategic acquisition targets to realize value upside and optimize our portfolio. Our standalone status will enhance our disciplined approach to portfolio management. Solstice Advanced Materials is well positioned to pursue inorganic growth in various advanced materials businesses characterized by differentiated innovation in high-growth markets, and will benefit from management’s rigorous application of the Solstice Accelerator operating model, validated by a track record of value creation in our core businesses.
Resilient and Best-in-Class Financial Profile
We believe we have an attractive financial profile characterized by resilience, long-term mid-single-digit organic growth and strong Adjusted EBITDA margins that will be supported by the Solstice Accelerator operating model.
We grew our net sales at a CAGR of 6.2% from 2019 to 2024. Our net sales growth benefited from rising customer demand and our ability to price products and solutions according to a value-based approach.
Our diversified product lines, customer base and end markets allow significant net sales visibility given our long-term customer contracts. Our increasing order rates surpass our existing production capacity. These attributes facilitate efficient resource allocation, financial planning and investments. Our strong customer base, coupled with

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our innovative R&D teams and technical client-specific support and intellectual property, facilitate the recurring nature of our net sales.
We believe our Adjusted EBITDA margin profile is among the strongest in the industry and is supported by our high-value-add specialty solutions, manufacturing expertise, customer proximity and mastery of the Honeywell Accelerator operating model (Honeywell will provide us with Honeywell Accelerator tools and processes, and after the Spin-Off, we will use, evolve and tailor such tools and processes to develop the Solstice Accelerator operating model). We believe our value proposition creates strong customer demand and loyalty, given the strong reliability and quality of our products. Throughout Honeywell’s ownership, we achieved commercial and operational excellence through the Honeywell Accelerator operating model, which is deeply embedded throughout our organization and ingrained in each business line, across the hierarchical structure and which we will continue to apply through Solstice Accelerator. With the constant implementation and execution of this operating model, we expect to experience smooth and superior sales, order and pricing management, faster execution speed, greater customer satisfaction, higher manufacturing efficiencies, cost savings and increased innovation and product development. Within Honeywell, we continuously invested in our business and production capabilities, averaging 8% of capital expenditures as a percentage of net sales, between 2022 and 2024. As outlined in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our capital expenditures may increase in the coming years due to strategic and disciplined project-related manufacturing expansion as a response to expected long-term customer demand beyond current production capacity.
Strong Management Team
Our management team combines extensive industry experience and demonstrated leadership with a proven track record.
To enhance its Advanced Materials business, Honeywell significantly invested in new management for the business in 2018, establishing a leadership team composed of experts from industry-leading firms, each with an outstanding record of success. Since then, the management team successfully positioned the business to operate within high-value-add specialty solutions markets, delivering growth, profitability and competitive strength. Our current executive management team has an average of approximately 25 years of relevant work experience, primarily in the advanced materials and specialty chemicals industries.
Dr. Rajeev Gautam will serve as non-executive Chairman of the Board of Directors of Solstice Advanced Materials, effective upon completion of the Spin-Off. Dr. Gautam brings more than four decades of experience at Honeywell in the process technologies and advanced materials sectors. Prior to his retirement in 2021, he served as President and Chief Executive Officer of Honeywell PMT, the segment in which the Advance Materials business operated, and previously served as President of Honeywell UOP. David Sewell joined Honeywell as President and Chief Executive Officer of the Advanced Materials business in March 2025 and is expected to serve as President and Chief Executive Officer of Solstice Advanced Materials following the Spin-Off. Mr. Sewell brings more than 30 years of experience in the materials and chemicals industries, having previously served as the President and Chief Executive Officer of WestRock Company. Prior to this, he was the President and Chief Operating Officer of The Sherwin-Williams Company and spent more than 15 years in General Electric’s Plastics and Advanced Materials Division. Tina Pierce became Chief Financial Officer of the Advanced Materials business in May 2025 and is expected to serve as Chief Financial Officer of Solstice Advanced Materials following the Spin-Off. Previously, Ms. Pierce served as the Vice President and Chief Financial Officer of Honeywell’s Industrial Automation segment and has over 25 years of experience at Honeywell as a global Chief Financial Officer of several Honeywell businesses, including the Industrial Automation, PMT and Home and Building Technologies segments. Jeff Dormo and Simon Mawson previously led business units of Honeywell Advanced Materials and were promoted to lead the businesses that will become Solstice Advanced Materials’ two business segments, each taking on the role of Senior Vice President and General Manager for RAS and ESM, respectively. Both leaders bring a significant range of experience in the chemicals and specialty materials industry, with a focus on business growth and strengthening customer relationships.
Solstice Advanced Materials’ executive leadership team is supported by a strong and experienced mid-level management team and over 3,800 employees who drive product innovation, manage day-to-day operations, deliver

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best-in-class customer service and execute our long-term strategy. Members of the second-layer management team, directly reporting to segment General Managers, average over 20 years of relevant industry experience in advanced materials and specialty chemicals sectors. Both the top- and mid-level management teams will maintain strong alignment with our shareowners’ interests immediately following the Spin-Off, with managerial incentives tied to shareowner success.
Our Strategies
Utilize Our Leading Positions to Capture Organic Secular Growth
We benefit from leading positions across our existing business lines in LGWP refrigerant materials, specialty fibers, electronic materials, healthcare and life sciences. Under our common product platforms, we believe we are favorably positioned to capture the long-term secular growth trends in the markets our segments serve.
We aim to utilize our leading positions in LGWP refrigerants and blowing agents to benefit from a growing regulation-driven transition to more environmentally conscious specialty solutions across two main markets: stationary end markets, where manufacturers in the U.S. are required to use LGWP refrigerants in new air conditioning and heat pump systems, and emerging automotive end markets currently transitioning to LGWP refrigerants, similar to regulated markets. In regulated markets, such as the U.S., the EU, Japan and South Korea, LGWP refrigerants are used in almost every new car sold. We will further concentrate on high-end, light-weight armor technology, providing our customers with well-recognized Spectra products during periods of increasing security needs and the U.S. military’s transition of next-generation integrated head protection systems and small arms protective insert plates. We intend to reinforce our leading position as a key U.S.-based manufacturer of copper manganese sputtering targets (used to fabricate leading-edge semiconductors), and we believe we are well positioned to capitalize on the significant reshoring of leading-edge production. In addition, we intend to leverage our know-how to enter the advanced packaging and advanced display spaces with new offerings. We aim to capitalize on growing needs for healthcare and life sciences applications across our portfolio. Specifically, we expect to leverage our leading position to capitalize on increasing demand for LGWP inhaler solutions for asthma patients, greater longevity of pharmaceutical products driven by sustainability targets and customer preferences, and accelerating growth of high-purity research chemicals for state-of-the-art oligonucleotide synthesis, which is set to transform the pharmaceutical industry.
Drive Innovation in Close Partnership with Our Customers
We operate some of the industry’s most innovative R&D centers, which provide a strong basis for future innovation and the continued development of differentiated products, technologies and patents. Each business is responsible for executing an innovation roadmap and ensuring alignment with our long-term R&D and company strategy. Individual innovation projects and overall innovation portfolio management will be guided by the Solstice Accelerator operating model to ensure alignment, maximize efficiency and leverage group resources.
We continuously explore R&D partnership opportunities with customers to advance our intellectual property portfolio while delivering high-performance products at competitive prices. Focus areas include next-generation refrigerant molecules, where we believe we are well suited to partner with industry leaders or customers. We see further opportunities in battery chemical materials, next-generation electronic materials for advanced packaging and advanced displays, and renewable energy and electrification solutions. These opportunities could drive deeper collaboration through customer partnerships or joint ventures, shared facility investments and leveraging industry-leading expertise to expand into new strategic markets and technologies.
We maintain a large global customer base and strong customer relationships by developing client-specific solutions to solve their most complex problems. We partner with multiple customers to develop our next-generation phase-change materials for a variety of end applications. We intend to remain close to our customers through production proximity and co-development. We believe that developing new solutions in partnership with customers provides a high level of certainty for potential sales. One successful example is our partnership with a leading pharmaceutical manufacturer, whose next-generation inhalers will use Solstice Air, reducing greenhouse gas emissions by up to 99.9% compared to the propellant it replaces.

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Invest Further into Our Manufacturing Capabilities
We forecast strong demand growth across our major business lines, which will support our strategy to efficiently deploy capital to maintain and upgrade our world-class production capabilities. Additionally, we expect to benefit from increased agility and independence in our capital allocation policy as a standalone company. For example, we expect our current production facilities for LGWP refrigerants to serve as a robust platform to build next-generation ultra-LGWP molecules, facilitating continued growth of our core business across multiple products and end markets.
We plan to leverage partnerships to share investments into new large-scale production facilities, while benefiting from partnership synergies and cost-sharing. Such partnerships and joint ventures help us to drive local product adoption and increase customer proximity, in addition to our wholly owned operations. We expect benefits from rapid execution, continuing to leverage our extensive R&D expertise and flexible pilot facilities. Our advanced scale-up capabilities allow us to quickly transform successful pilot trials into large-scale production within several months. We plan to continuously adapt our unique production strategies and implement stage-gated approaches where necessary, allowing us flexibility in market entry strategies across key regions.
We intend to utilize best practices under the Solstice Accelerator operating model to drive operational efficiencies and mechanical integrity within our factories. We remain committed to the highest standards of safety, governance and environmental responsibility in our operations.
Further Expand into Adjacent Products and End Markets
We believe we are well positioned to utilize our common platforms and manufacturing capabilities to expand into adjacent products and markets in the near-to mid-term. We have significant experience in value-added product portfolio expansion, targeting growth and margin accretive business areas. For instance, we have successfully expanded our LGWP refrigerant solutions into multiple end markets, including automotive, stationary, foam and industrial and healthcare. Additionally, we successfully entered the copper manganese sputtering targets market for advanced-node semiconductors by leveraging our 50 years of leadership experience as an electronic materials supplier.
Through our common production platform for LGWP refrigerants, we plan to expand into heating electrification via heat pumps in Europe replacing gas fired boilers, driven by sustainability initiatives and regulations, and in other global regions driven by heat efficiency improvements. We see potential to enter the data center cooling market, leveraging our robust R&D capabilities and intellectual property portfolio to develop new specialty solutions. We believe we are well positioned to expand into battery chemicals for automotive and stationary storage end markets. Such expansions rely on specialized manufacturing capabilities, which we can provide due to our expertise in complex production and purification processes. We aim to further expand our healthcare and life sciences end market presence through packaging and fibers, among other areas. Leveraging our expertise and connections in the electronics market, we are developing new materials for advanced packaging and advanced displays. Additionally, we are utilizing new UHMWPE fiber process innovations to enter the armor mid-market with new offerings, where we have partnered with our customers and have a strong sales pipeline.
Accelerate Growth Through Portfolio Optimization
Solstice Advanced Materials leadership intends to continuously reassess and optimize our existing product portfolio. We believe that we will be well positioned to pursue inorganic growth strategies in numerous business units. We regularly identify and evaluate a robust pipeline of acquisition targets across all businesses to broaden our portfolio, access differentiated technologies and innovations, and expand our exposure to high-growth markets. As a standalone company, we expect our agility and independence in capital allocation decisions will allow us to effectively pursue identified, actionable acquisition opportunities.
We see add-on opportunities, synergy potential and value creation opportunities in our existing business lines, such as electronic materials, thermal management components and systems, LGWP refrigerants, blowing agents, solvents and aerosols and other fluorinated materials, and near-adjacent life sciences chemicals. Our acquisition strategy will focus on long-term secular trends aligned with our strategic pillars for inorganic growth. We remain open-minded toward adjacent product segments, end markets and customer groups, as previously demonstrated by our expansions

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into healthcare via medical fibers or climate-friendly propellants for inhalers. We plan to focus on several end markets including thermal management and materials for our next-gen semiconductor technology, battery and electronic materials, advanced healthcare packaging, adjacent packaging materials, recyclability, biopharmaceuticals, life sciences and downstream composites. We expect our acquisition targets will benefit from our management’s deep knowledge and rigorous application of the Solstice Accelerator operating model, validated by a proven record of value creation.
Maintain a Sharp Focus on Cost Structure and Superior Execution
We aim to maintain and expand our best-in-class Adjusted EBITDA margins. An integral part of our strong margin profile is our focus on high value-add specialty solutions for our customers. By focusing on strongly differentiated, customer-specific solutions, we expect our customers to continue purchasing our products based on quality and reliability as key differentiators.
We aim to maintain a lean cost structure based on operational excellence and continuous improvement guided by the Solstice Accelerator operating model. Our manufacturing processes are continuously monitored and analyzed, leading to improved manufacturing standards, including our world-class safety commitment, and asset efficiency. Our global manufacturing footprint and proximity to customers, combined with strategic production partnerships, support our lean cost structure. We benefit from commercial excellence through productive supplier negotiations and scale across common production platforms.
Additionally, we will execute productivity initiatives amplified by the Solstice Accelerator operating model. These initiatives are embedded deeply across each business line. For example, we identified circularity opportunities in sputtering target production, increasing material utilization, yields and recyclability, while reducing costs and waste. We constantly implement new technological solutions, such as real-time tracking tools in refrigerant and chemical supply chains, increasing efficiencies, customer satisfaction and cost savings. We remain committed to operational excellence.
Our Portfolio and Reported Segments
We operate through two segments, reported as RAS and ESM. Each segment has its own product portfolio and set of complementary businesses, serving distinct end markets. RAS primarily focuses on specialty solutions across the molecular value chain of LGWP refrigerant, blowing agent, solvent and aerosol materials for various end markets such as HVAC/R, automotive, energy, building and appliance insulation and healthcare. ESM provides primarily electronic materials, industrial-grade fibers and laboratory life sciences chemicals for diverse end markets such as semiconductors, defense, pharmaceutical and construction. We leverage sales activities, distribution activities and R&D know-how across both segments for select applications and end markets.

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Below is a description of Solstice Advanced Materials’ net sales by segment and region for the year ended December 31, 2024:

Segment Mix	Geographic Mix

Refrigerants & Applied Solutions Segment
Overview of Refrigerants & Applied Solutions
Our RAS segment is a leading manufacturer of LGWP refrigerants, blowing agents, solvents and aerosol materials. RAS serves the end markets of HVAC/R, automotive, energy, building and appliance insulation and healthcare. Its products include LGWP refrigerants, blowing agents, aerosol propellants, cleaning solvents, high-barrier pharmaceutical packaging materials and alternative energy services. Our products are distributed and sold through well-known brands such as Solstice, Genetron and Aclar.
Below is a description of RAS’ net sales by product offering and region for the year ended December 31, 2024:

Product Offering	Geographic Mix

Overview of Businesses
RAS operates through the following businesses: Refrigerants, Building Solutions & Intermediates, Alternative Energy Services and Healthcare Packaging.
•Refrigerants: The Refrigerants business develops and manufactures leading LGWP refrigerants for stationary and automotive applications. We serve comfort cooling as well as the refrigeration end markets. Our products are primarily sold to HVAC/R and automotive OEMs as well as aftermarket wholesalers under our Solstice and

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Genetron brands. We differentiate ourselves through strong brand recognition, global channel access and a deep aftermarket partner network. We are a leading global provider of refrigerants for the automotive end market, clearly differentiated by global commercial reach, customer relationships and a strong intellectual property portfolio, further strengthened by our position in the vehicle service aftermarket business.
•Building Solutions & Intermediates: The Building Solutions & Intermediates business is a leading supplier of LGWP blowing agents for insulating foam and appliance insulation, as well as cleaning solvents. We mainly serve the construction end market. Our products and services are sold to a wide range of customers, from construction companies and appliance OEMs to distributors. We are recognized as a technology leader with a strong U.S. footprint, benefiting from significant commercial reach, channel access and deep customer relationships due to unique formulation processes specific to each customer.
•Alternative Energy Services: The Alternative Energy Services business provides uranium hexafluoride conversion and related services to utilities operating nuclear power plants. Together with our joint venture partner General Atomics, we are the only provider of these services in the U.S.
•Healthcare Packaging: The Healthcare Packaging business is a global leader in specialty packaging materials characterized by a high moisture barrier and high clarity as well as lower emissions medical aerosols. We serve the medical and pharmaceutical end markets. Our products are primarily sold to medical and pharmaceutical packaging producers through our Aclar and Solstice brands. For over 50 years, we maintained our position as an industry leader for differentiated specialty medical and pharmaceutical barrier packaging.
Business and Products
RAS comprises Refrigerants, Building Solutions & Intermediates, Alternative Energy Services and Healthcare Packaging, each of which develops, produces and sells advanced materials based on the fluorine molecular value chain, achieving high synergies across businesses.
Our Refrigerants business develops and manufactures LGWP refrigerants for two main end markets: stationary and automotive. The refrigerants portfolio primarily includes HFOs, HFO blends and some HFCs for currently converting markets. The stationary refrigerants business is a leading manufacturer of energy-efficient, ultra-LGWP refrigerants, mainly used in HVAC/R systems for residential cooling, commercial and industrial refrigeration, supermarkets, cold storage, chillers, food processing and data centers. Additionally, our Solstice HFO refrigerants are used in heat pumps for district, residential and commercial heating applications. In food retail, our energy-efficient Solstice HFO refrigerants are used by over 60,000 supermarkets globally for low and medium temperature applications such as coolers, freezers and refrigerated displays. For industrial applications, our Solstice HFO refrigerants replace boilers as heating sources in chillers and heat pumps. Our Solstice 454B is an LGWP refrigerant, helping to minimize environmental impact through increased efficiency while lowering our customers’ redesign costs and capital expenditures. Solstice 454B outperforms other refrigerant alternatives in normal and high ambient conditions in various applications, helping customers meet energy efficiency and sustainability goals without sacrificing system performance. For end markets converting towards LGWP refrigerants, we still offer reduced-GWP HFCs under our Genetron brand. We are well positioned to capitalize on adjacent opportunities such as data center cooling or the electrification of heating via heat pumps.
Our automotive refrigerants business is a leading manufacturer of LGWP refrigerants, primarily R-1234yf. LGWP refrigerants are required in nearly every new car sold in regulated markets as part of a vehicle’s air conditioning system, absorbing heat and cooling the vehicle’s interior. For automotive and transportation applications, our Solstice refrigerants are used in conventional, hybrid, electric, heavy-duty and refrigerated vehicles. In regulated markets, which are well advanced in the transition to LGWP refrigerants, we offer HFOs, as well as HFCs for the part of the market that still needs to transition. Similarly, we offer both HFOs and HFCs in developing countries, which are at an earlier stage of the transition to LGWP refrigerants.
Our Building Solutions & Intermediates business is a key supplier in fluorine-based derivatives. We develop and manufacture LGWP blowing agents for residential and commercial structures, appliance insulation and cleaning solvents. Our Solstice LGWP blowing agents enable spray foam to provide superior insulation for residential and commercial properties while reducing energy usage. For automotive and transportation applications, our Solstice

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blowing agents insulate conventional, hybrid, electric, heavy-duty and refrigerated vehicles. For industrial applications, our Solstice solvents and flushing agents are used for vapor degreasing and precision cleaning.
Our Alternative Energy Services business provides uranium hexafluoride conversion and related services to utilities operating nuclear power plants in North America, Europe and Asia. Conversion requires extensive expertise in hydrofluorination and fluorination processes, positioning us as the only U.S.-based supplier. Our Alternative Energy Services business operates through a joint venture with General Atomics, where we currently act as controlling partner. Solstice Advanced Materials provides uranium hexafluoride conversion services from the AES Facility to the joint venture through a decades-long supply agreement. After a temporary production halt from 2017 to mid-2023, we restarted operations and continue investing to increase throughput and reduce downtime. The joint venture experiences strong long-term customer demand, with $2 billion in backlog orders as of December 31, 2024.
Our Healthcare Packaging business is a global leader in high-barrier, clear polymers for thermoformed healthcare packaging applications as well as lower emissions medical aerosols. Our specialty films are used in medical and pharmaceutical packaging, where our protective films achieve the highest moisture barrier of any clear thermoplastic film while also lowering total packaging costs for our customers. Our ultra-high moisture barrier protects the efficacy of medicines, while the transparent material acts as a consumer-friendly film. We are able to laminate our films with a wide range of substrates to add oxygen and light barrier protection when needed. Furthermore, our packaging materials are recyclable and PVC-free. Our Aclar and Aclar Accel high-barrier packaging materials are mainly used in blister packaging in the medicine and pharmaceutical packaging space. Some of the best-known over-the-counter and prescription medications have been packaged by our products for over 50 years. We see several opportunities to expand into adjacent areas demanding high barrier performance and high clarity, mainly in the healthcare and pharmaceutical space as well as in semiconductor packaging. In addition, we develop and manufacture lower emissions aerosols for healthcare applications and inhalation therapy. Our Solstice Air aerosols are near-zero GWP propellants for metered dose inhalers in the healthcare space. We see potential opportunities in adjacent areas in healthcare with additional medical aerosols.
R&D and Innovation
We primarily conduct our R&D in-house, leveraging national or university laboratories where applicable. The majority of our R&D capabilities in the RAS segment are centralized in Buffalo, New York. We benefit from a centralized R&D approach, as the products of our RAS segment are mainly based on the fluorine chemical value chain. In our Buffalo R&D center, we combine all major functions to develop and innovate across the Solstice Advanced Materials product portfolio. Our discovery group researches new molecules, our applications group is responsible for further developing these molecules to fit their end application, and our analytical and properties teams provide support throughout the development process. Our pilot plants test new molecules and materials in the production process and their final application. Besides our Buffalo R&D center, we have additional R&D centers located throughout the world. Located within our manufacturing plants, our international RAS R&D centers support local requirements such as materials testing. Furthermore, our RAS segment benefits from customer interactions during co-development processes, where we develop customer-specific solutions.
We foster innovation initiatives in our Buffalo R&D center through roughly 60 internal symposiums and events each year. RAS R&D employees engage in continuous dialogue and knowledge transfer with their colleagues from the ESM segment, as we see transferable knowledge opportunities across various applications. Our RAS segment benefits from access to electronic customers in the ESM segment, supporting our R&D efforts in thermal management. We expect to utilize additional synergy potential across both segments in battery materials and complex production processes, such as purification and separation.
R&D, innovation and the resulting intellectual property portfolio are major cornerstones and core differentiation pillars of our RAS segment. Our Buffalo research lab specialized in fluorine chemistry research for more than 65 years. It primarily focuses on environmentally improved materials, new applications for existing molecules and new molecules for existing and new applications. Leveraging our Z21 innovation process, which will be part of the Solstice Accelerator operating model, we have established a clear new-product introduction path from idea to first revenue, achieving greater speed, value and customer satisfaction.

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Industry, End Markets and Competition
Our Refrigerants business offers refrigerants for stationary applications to serve residential and commercial end markets, as well as industrial heating, cooling and refrigeration. Our refrigerants are used in HVAC/R systems in supermarkets, cold storage, chillers, food processing, heat pumps, data centers and comfort cooling and heating in residential and commercial buildings. Stationary markets remain among the last to convert to HFOs. The development and production of traditional HFCs is relatively commoditized among industry players. We benefit from our existing presence in the U.S. and Europe, where markets provide regulatory protection for incumbent producers. The transition toward LGWP HFOs strengthens our leadership position in LGWP refrigerants, especially in the U.S. and Europe. We expect demand for LGWP refrigerants in stationary applications to grow at rates exceeding GDP, driven by the regulatory transition from HFCs toward LGWP renewable HFOs and electrification of heating via heat pumps. We differentiate ourselves through strong brand recognition, global channel access and a deep partner network, particularly in the aftermarket business. We also benefit from a strong intellectual property portfolio, especially in LGWP HFOs.
Our Refrigerants business also offers refrigerants for automotive end markets sold to OEMs in both regulated and developing countries. Our refrigerants are used in HVAC/R systems in automotive vehicles of all types, including conventional, hybrid, electric, heavy-duty and refrigerated vehicles. While regulated jurisdictions such as the U.S., EU, Japan and South Korea have nearly fully transitioned to LGWP refrigerants, we expect that China will drive significant adoption of R-1234yf going forward. Furthermore, electric and hybrid vehicles use up to double the amount of refrigerants compared to traditional combustion-engine vehicles, further driving growth in the market for our core products. We hold an established market position in electric vehicles sold in regulated markets, supporting our future growth opportunities. We also have a competitive advantage through our global commercial reach and customer relationships. In addition, we are a key supplier in the vehicle service aftermarket business. Our position as a market leader in the development and production of R-1234yf is supported by a strong intellectual property portfolio. We expect demand for refrigerants in these end markets will grow at rates exceeding GDP.
Our Building Solutions & Intermediates business offers LGWP blowing agents primarily used in the construction end market for building insulation, as well as appliance insulation across various industries. For LGWP blowing agents, we are recognized as a technology leader and a major supplier in the U.S. We maintain a significant footprint, enabling broad commercial reach, channel access and deep customer relationships. In this business, the formulation process is unique to each customer, further strengthening our relationships. We believe the end markets for our blowing agents are generally cyclical, growing on average at GDP rates over the long term.
The joint venture in our Alternative Energy Services business continues to experience a strong backlog of demand, and we maintain a leadership position due to our extensive know-how in complex conversion processes within a highly regulated market. Our multi-year sales agreements in this business provide for long-term pricing and insulate us from price volatility. We expect the relevant end market for our uranium hexafluoride conversion services to grow at rates consistent with GDP over the long term.
Our Healthcare Packaging business offers our Aclar and Aclar Accel high-barrier packaging materials used in medical and pharmaceutical packaging, protecting over-the-counter and prescription medications. We view our pharmaceutical end market as steady and defensive. We anticipate growing demand for high-barrier, high-clarity packaging materials driven by medication efficacy, consumer preferences for packaging transparency and a lower cost base for our customers. We expect demand for these packaging materials to outpace GDP growth. Recognized as a technology and innovation leader, we offer high-performance moisture barriers and high clarity in our differentiated film. With respect to our lower emissions healthcare aerosols, we primarily sell into the metered dose inhalers end market, which we believe will grow in line with GDP. Additional conversion to LGWP aerosols in that end market could drive the demand for lower emissions aerosols, growing at rates exceeding GDP.
RAS faces competition across its products and end markets from established companies. Our main competitors for the RAS segment include Arkema, Chemours, Daikin, Orbia and not-in-kind alternatives. Depending on the product line and end market, we also experience competition from various smaller and regional players.

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Sales, Distribution Channels and Customers
The RAS sales organization is specialized by geography and business unit. For each product segment, we have specialized sales representatives across the U.S., Europe, Latin America and Asia. Within each region, we have separate experts for our different businesses serving unique end markets, such as automotive, stationary, foam or pharmaceutical. In mature markets such as the U.S. or Europe, our sales force is more specialized across applications to serve our longstanding customer base with unique services. For example, in stationary refrigerants, we differentiate between OEM and aftermarket customers. For our largest and global customers, we have dedicated strategic account directors acting as key account managers. Due to the specialized nature of our products and end markets, we benefit from the dedicated split between business units, geographies and customer types, where applicable. Our sales team works closely with our marketing organization. Our marketing teams specifically support sales excellence and operations, sales analytics, as well as technology and digital tools to improve customer experience, channel access and pricing dynamics.
Globally, the RAS segment serves over 700 customers. Our 10 largest customers in the RAS segment accounted for less than 25% of segment sales in 2024. No single RAS customer accounted for more than 4% of our segment sales in 2024.
The Refrigerants business sells its refrigerant products for the stationary market to HVAC/R OEMs and aftermarket wholesalers. We sell our refrigerant products for the automotive end market directly to car assembly plants of major OEMs, as well as to wholesalers and retailers in the vehicle service aftermarket business. The Building Solutions & Intermediates business sells its products mainly to construction companies and appliance OEMs, distributors, as well as refineries. Our Alternative Energy Services business supplies converted uranium hexafluoride downstream to customers who purify the product, making it usable in energy end applications. Our Healthcare Packaging business primarily sells its high-barrier packaging materials and aerosols directly to healthcare packaging converters and manufacturers, as well as aerosol formulators. We stay close to our OEM customers through deep relationships between our product development teams, alignment between our R&D pipeline and our customers’ technology roadmap, trade shows and recurring touchpoints with our customers’ top-level management. We maintain strong relationships with our channel partners. We use distributors in geographies where we have limited local presence, in fragmented or small customer groups, and in end markets where end customers purchase through wholesalers or where the distributor holds quotas. This allows us to focus on larger sales quantities, maximize sales force efficiency and improve our payment terms. We introduce and maintain specific channel partner programs and incentives to deepen our long-term relationships and help our customers grow their businesses through our expertise. We own our warehouse facilities, mainly located within our manufacturing sites. Our logistics network for transporting products to customers primarily relies on third-party service providers; however, in the U.S., we lease trucks and railcars for major product lines.
In the Refrigerants and Building Solutions & Intermediates businesses, we have sales contracts with OEM customers, often with durations of one to five years, paired with fixed pricing mechanisms and cost recovery clauses. In the aftermarket business, several contracts have durations of one to three years. For healthcare end markets, sales agreements can be up to 10 years or more. Certain of our sales contracts include minimum purchase obligations, providing excellent revenue visibility over the coming years. The RAS sales organization emphasizes long-term customer supply relationships. Overall, our sales and customer service teams differentiate themselves through highly technical and specialized sales representatives, deep expertise in applications, products and end markets, strong top-level management relationships, service quality and reliability, and a consultative approach to selling specialty products within specialized verticals.
Seasonality and Cyclicality
Our RAS segment is exposed to various end markets. Our primary end market exposure includes HVAC/R systems for residential, commercial and industrial heating, cooling and refrigeration, automotive vehicles, construction and healthcare packaging. Among these, we experience the most cyclicality in the construction end market, while healthcare packaging is an example of a more defensive end market. Although HVAC/R system and automotive vehicle end markets tend to be more cyclical, our product sales are less tied to new system or vehicle sales. We

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benefit from a strong aftermarket business and the ongoing transition toward LGWP products within these end markets. Overall, our RAS segment experiences steady and resilient sales growth over time.
Historically, our RAS segment experiences its highest sales in the first half of the year. Our Refrigerants business experiences peak sales in the second quarter, driven by seasonal demand and inventory build-up related to warmer weather and maintenance cycles. Our Building Solutions & Intermediates business typically experiences peak sales in the fourth quarter due to weather conditions and increased construction project activity. Our Healthcare Packaging business experiences peak sales mid-year, ahead of the winter season when medication consumption typically increases.
Electronic & Specialty Materials Segment
Overview of Electronic & Specialty Materials
Our ESM segment is a leading provider of electronic materials, industrial-grade fibers, laboratory life sciences materials, as well as specialty chemicals. ESM primarily serves the semiconductor, defense, pharmaceutical and construction end markets. Its products include, among others, sputtering targets, lightweight high-strength fibers and high-purity life sciences solutions. Our products are distributed and sold through well-known brands like Spectra, Fluka and Hydranal.
Below is a description of ESM’s net sales by product offering and region for the year ended December 31, 2024:

Product Offering	Geographic Mix

Overview of Businesses
ESM operates through the following businesses: Electronic Materials, Safety & Defense Solutions and Research & Performance Chemicals.
•Electronic Materials: The Electronic Materials business specializes in sputtering targets, electronic polymers, thermal solutions and high-purity etchants and wash solvents used in semiconductor manufacturing. Solstice Advanced Materials is a leader in providing components for cutting-edge semiconductor technologies. Our core products for front-end semiconductors include copper manganese and titanium sputtering targets, which utilize a unique extrusion process enabling greater precision in grain structure and extended product lifetime, as well as our HF etchants, wash solvents and industry-leading electronic polymers and phase change materials. This business serves the leading-edge fabricators in the semiconductor industry due to their precision and reliability. Our copper manganese targets and electronic polymers are positioned to meet emerging demands in advanced packaging and advanced display segments, while our industry-leading phase change materials are well suited for demanding applications such as cooling GPUs and EV battery inverters. The Electronic Materials business

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is well-positioned to benefit from AI-related tailwinds and the increasing demand for advanced, lower-nanometer chips.
•Safety & Defense Solutions: Our primary product offering within the Safety & Defense Solutions business is UHMWPE materials, which are specialty fibers primarily used for armor, as well as medical and industrial applications. Our products are primarily sold to manufacturers of end products such as military and safety armor through our Spectra brand. We maintain a leading position across these applications because Spectra fibers have lighter weight than competing products and offer best-in-class levels of performance.
•Research & Performance Chemicals: The Research & Performance Chemicals business includes research chemicals, fine chemicals and specialty additives. Within research chemicals, under the Fluka brand, we are a leading supplier of reagents for DNA and RNA assays, Karl Fischer titration reagents under the Hydranal brand—which one of the industry’s most trusted brand in Karl Fischer titration due to its quality, consistency and innovation—and solvents for chromatographic and spectroscopic applications through our Burdick & Jackson, Riedel-de Haën and Chromasolv brands. The fine chemicals business provides a comprehensive range of high-purity inorganic halides, phosphorus derivatives, sulfur derivatives, oxides and various other inorganic compounds to serve diverse markets such as metal surface treatment, electroplating, oral care, personal care, healthcare, nutrition, sealants, adhesives, catalysts and energy. We are a trusted provider due to our high-quality and reliable formulations. Our high-purity chemicals business is a key producer in Europe. Within specialty additives, we offer plastic and wax blends for various end uses, maintaining a leading position in PVC, coatings and asphalt segments.
Business and Products
ESM is comprised of Electronic Materials, Safety & Defense Solutions and Research & Performance Chemicals. Due to the highly differentiated nature of each of our businesses within the ESM segment, we operate each ESM segment business according to its unique needs, leveraging common platforms and functions where applicable. We employ best-in-class tools and systems to support the mechanical integrity of our complex manufacturing sites and processes.
Our Electronic Materials business offers high-quality sputtering targets, electronic polymers, thermal solutions, high-purity etchants and wash solvents for use in front-end and back-end semiconductor manufacturing. We are a leading manufacturer of sputtering targets, particularly copper manganese targets, for which we developed a unique extrusion process allowing high control over grain structure. We work closely with end customers to continually refine the performance of our sputtering targets, enabling us to offer one of the highest-performing products in our customers’ semiconductor manufacturing processes, where the cost of failure is exceptionally high. With our sputtering targets, we collaborate directly with fabrication engineers to gather performance feedback for continuous development and refinement. As a result, we achieve unique production quality in high-performance sputtering targets, especially in metals such as copper manganese and titanium, and provide customers the option to customize alloy composition, grain size and purity where possible. Additionally, we partner with customers’ R&D teams to develop next-generation alloys for advanced technologies. Our Electronic Materials business also offers electronic polymers, used in front-end semiconductors, and thermal solutions such as integrated heat spreaders and thermal interface materials. Our electronic polymers are well suited for advanced semiconductor manufacturing needs such as planarization, gap-fill, hard mask and doping. Our high-performance thermal solutions, especially phase change materials, benefit from growth associated with battery inverters used in electric vehicles and GPU cooling in data centers. We also provide high-purity electronic wet chemicals such as etchants and blends, solvents and wafer-thinning materials. Our Electronic Materials business differentiates itself through proximity to customers and close collaboration in co-development processes, allowing us to remain at the forefront of innovation. We built this deep customer intimacy through decades of strong, close partnerships.
Our Safety & Defense Solutions business offers specialty fibers made from UHMWPE materials, sold under our Spectra brand. Our fibers are used in military, law enforcement, industrial, commercial and life sciences applications. Spectra fiber offers superior performance relative to our competitors and significantly lighter weight than steel, making it a preferred choice in applications such as industrial ropes and fishing lines. Its best-in-class performance and lighter weight are critical for the reliability and usability of Spectra fibers in armor applications,

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whether for personal protective gear or vehicular armor. Spectra fibers are sold directly to manufacturers of end products such as armor, rope, fishing lines and medical devices. The Spectra business works closely with both manufacturers and end customers to ensure the fibers meet the needs of end users. The manufacturing and R&D operations of the Spectra business are co-located and supported by specialized employees with decades of experience in both R&D and commercial operations. We are a global leader in high-end, lightweight armor technology, maintaining strong governmental relationships through which we continually develop and refine our fiber technologies. As we continue to innovate and leverage our R&D capabilities, we see opportunities for further growth with even more advanced fibers. In armor applications, this innovation is critical for providing the U.S. military with more effective, lighter-weight armor, and we remain at the forefront of this technology development.
Our Research & Performance Chemicals business primarily offers high-purity chemicals and research chemicals, in addition to specialty waxes and additives. We produce and refine various chemicals, including HF, inorganic compounds, organic compounds and fluorine salts. Our research chemicals business provides high-purity chemicals, such as solvents and Hydranal titration reagents, used in laboratory applications. This business serves pharmaceutical, oil & gas and chemicals end markets and maintains strong brand recognition in Europe. Our solutions support battery systems transitioning to dry manufacturing processes. Additionally, we benefit from extensive reach through our e-commerce platform. Within Research & Performance Chemicals, we acquire, process and resell materials to customers and are developing new chemical recycling solutions to help reduce waste. In specialty additives, the Honeywell Titan polymer (and after the Spin-Off, Solstice Titan polymer) can be used in high-performance asphalt applications at lower overall cost and with reduced environmental impact.
R&D and Innovation
The R&D capabilities of our ESM segment are primarily located within the manufacturing plants of their respective businesses and product lines. We conduct R&D primarily in-house, leveraging national or university laboratories where applicable, and tailor our approach specifically to each business. The co-location of R&D teams and production plants accelerates our innovation speed and ensures we remain highly attuned to our customers’ needs. We combine our R&D centers within manufacturing plants with pilot plants to test new solutions, applications and materials during the production process and their final applications. Additionally, our ESM segment benefits from customer interactions in co-development processes, where we develop customer-specific solutions and applications.
We foster innovation across our R&D centers through regular events and internal congresses, facilitating knowledge transfer and collaborative innovation. There is constant dialogue and knowledge sharing with R&D colleagues from the RAS segment, as we see transferable knowledge opportunities across various applications. For example, our ESM segment strongly benefits from the RAS segment’s expertise in thermal technology and its capability to quickly scale pilot plants to large-scale production operations. We also leverage additional synergies across both segments in battery materials and complex production processes, such as purification and separation.
R&D and innovation are key cornerstones and core differentiators of our ESM segment. While our resulting intellectual property portfolio is important, we rely even more on proprietary processes and manufacturing techniques to differentiate our products. Our ESM segment’s R&D primarily focuses on developing new product offerings for leading-edge chip fabrication, advanced packaging, advanced display, batteries, as well as UHMWPE fiber process development. Through our Z21 innovation process, which will be part of the Solstice Accelerator operating model, we established a clear path for new product introductions from idea to initial revenue, achieving greater speed, value and customer satisfaction.
Industry, End Markets and Competition
Through our three distinct business lines within ESM, we serve highly attractive end markets with opportunities for further growth and product innovation, particularly in the semiconductor, life sciences and defense end markets.
The semiconductor industry is forecasted to grow significantly above GDP rates, with leading-edge semiconductors expected to grow even faster. As a leading supplier of copper manganese and ultra high purity titanium sputtering targets, we work directly with leading-edge semiconductor fabricators. Becoming a trusted supplier to semiconductor manufacturers is a demanding process, as any performance deficiency can result in high failure costs. We are among the highest-reliability producers of sputtering targets and maintain strong capabilities in copper

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manganese and titanium targets, supplying high-performance products for top semiconductor companies’ manufacturing processes. Our strong market position is supported by proximity to customers and deep partnerships around the globe. We continue to invest in R&D to remain at the forefront of leading-edge technology and prepare for the accelerating transition to reduced-nanometer chips driven by AI applications. Additionally, the convergence of front-end fabrication and back-end advanced packaging technologies is driving further demand for high-purity metals, polymers, etchants and solvents, creating additional tailwinds for our Electronic Materials business. We also collaborate with leading semiconductor manufacturers and OEMs to provide premium thermal solutions, building on our current portfolio of heat spreaders and thermal interface materials. In our thermal solutions offering, we expect significant growth due to increasing needs for efficient heat transfer in electric vehicle batteries and GPU data center cooling.
The Safety & Defense Solutions business competes across diverse end markets, including defense, life sciences and commercial applications. Given that Spectra fibers are primarily used in military and law enforcement applications, this business’s growth is closely tied to global defense spending, which we expect to continue to increase. When demand in military spending weakens, we usually see demand for law enforcement equipment pick up, benefiting our exposure to both markets. We have decades-long customer relationships and extensive expertise in product manufacturing and innovation. The strength of these relationships and our manufacturing capabilities differentiate us from other suppliers. We anticipate additional growth from product expansion into mid-market applications, supported by capacity expansions and a robust sales pipeline.
The Research & Performance Chemicals business serves a wide range of end markets, including pharmaceuticals, oil & gas, chemicals, authentication, automotive, oral care and construction. Our research chemicals business is a leading supplier of high-purity chemicals to the pharmaceutical market. Our specialty additives business also benefits from high-growth battery system applications, as we currently support battery manufacturers in transitioning to dry-process manufacturing. We expect the underlying business end markets to deliver growth consistent with GDP, with specific areas expected to see higher growth.
ESM faces competition across its products and end markets from established companies. Due to our large, specialized product offering across various end markets, our ESM segment faces a wide variety of competitors, different for each of our major product lines.
Sales, Distribution Channels and Customers
The ESM sales team is organized by business. Our sales team works closely with our marketing organization, which specifically supports areas such as sales excellence and operations, sales analytics, and technology and digital tools to improve customer experience, channel access and pricing dynamics.
Globally, the ESM segment serves over 2,400 customers. Our 10 largest customers accounted for approximately 30% of segment sales in 2024. Combined, our two largest customers accounted for approximately 15% of segment sales in 2024. No other single ESM customer accounted for more than 4% of segment sales in 2024.
We primarily distribute our products directly to other manufacturers within the value chain, who then deliver final products to end customers. We maintain longstanding relationships with leading semiconductor and technology players in our Electronic Materials business. Within our Safety & Defense Solutions business, we sell Spectra fibers to armor manufacturers. We maintain a strong relationship with the U.S. government as an end user, as it establishes quality standards for armor technology products. Our Research & Performance Chemicals business sells directly to semiconductor, battery and pharmaceutical manufacturers, as well as research labs and consumer brands. We maintain close relationships with our direct manufacturer customers through collaboration between our product development teams, alignment of our R&D pipeline with customers’ technology roadmaps, trade shows and recurring touchpoints with customers’ top-level management.
We also maintain strong relationships with our channel partners. We use distributors in geographies where we have limited local presence, with fragmented or smaller customer groups, or in end markets where end customers purchase through wholesalers or distributors hold quotas. This approach allows us to focus on larger sales volumes and improve payment terms. We offer specific channel partner programs and incentives to deepen our long-term relationships and help customers grow their businesses through our expertise. As part of our broader product

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distribution strategy, we own warehouse facilities, primarily located within manufacturing sites. Our logistics network to transport products to customers mainly relies on third-party service providers.
In most businesses, we benefit from multi-year sales contracts. These contracts often include indexed pricing mechanisms tied to underlying raw material prices, particularly metals, protecting our business from commodity price fluctuations. Many of our sales contracts also include minimum purchase obligations, providing revenue stability and predictability. Contracts with channel partners typically range from one to three years.
The ESM sales organization emphasizes long-term customer supply relationships. Our sales teams and customer service differentiate themselves through highly technical and specialized sales representatives, deep expertise in applications, products and end markets, strong top-level management relationships, service quality and reliability, and a consultative approach to selling specialty products within specialized verticals.
Seasonality and Cyclicality
The ESM portfolio experiences a moderate degree of cyclicality, primarily due to exposure to inherently cyclical end markets such as semiconductors and construction. These industries are sensitive to economic fluctuations, with our Electronic Materials business tied to semiconductor fabrication cycles and our Research & Performance Chemicals business influenced by trends in building and infrastructure investments, life sciences and pharmaceutical innovation cycles. While seasonality has limited impact on our operations, prolonged periods of reduced investment or demand—such as downturns in semiconductor fabrication spending or construction activity—could adversely affect our performance. Currently, we benefit from an upswing in semiconductor investments, driven by the rapid advancement of AI. Additionally, our Electronic Materials business benefits from the rapid growth in data centers, which are expected to have lower cyclicality compared to traditional semiconductor manufacturing due to anticipated sustained demand for advanced technology infrastructure.
To balance our cyclical exposure, our portfolio includes defensive businesses that provide stability across economic cycles. For instance, our Safety & Defense Solutions business, including Spectra armor products, is linked to military and civilian defense spending—a sector often resilient during economic downturns. Similarly, our Research & Performance Chemicals business serves life sciences and pharmaceutical markets, which tend to be less sensitive to economic fluctuations due to consistent demand for healthcare and innovation.
Furthermore, ESM benefits from secular growth trends that create sustained demand and offset cyclical pressures. Examples include the shift toward high-performance armor using Spectra fibers, adoption of copper-manganese alloys in electronics, stannous fluoride (SnF) in oral care, and copolymer-based solutions in Research & Performance Chemicals. These innovations reflect structural industry shifts, driving sustained growth and reducing reliance on short-term economic cycles. We believe that by leveraging a diversified portfolio and capitalizing on long-term opportunities, ESM is well positioned to navigate inherent cyclicality in certain end markets while delivering consistent stakeholder value.
Raw Materials
Solstice Advanced Materials’ supply chains are designed for maximum competitiveness through advantaged sourcing of key raw materials. Starting with our sourcing agreements, we utilize a mixture of fixed and market-based pricing and engage in long-term supply contracts to ensure reliable raw material availability. The majority of our raw material supply is under contract. We benefit from both a strong global presence and local relationships to maximize our sourcing efforts. Our sourcing teams collaborate closely with supply chain and production leadership to develop strategies that secure adequate raw material supplies. We had adequate supplies of raw materials in 2024 and anticipate continued adequate supplies in 2025.
Solstice Advanced Materials’ primary raw materials include chlorine, polyethylene, wet Spar and copper. We source raw materials from global and regional suppliers where possible and maintain multiple supplier relationships to protect against supply disruptions and potential price increases, including as a result of the impact of the imposition of tariffs or other trade actions impacting raw materials we source from global trade counterparties. To further mitigate the risk of raw material unavailability and cost fluctuations, we introduced raw material substitutions where feasible. Additionally, we secured long-term contracts with key suppliers and increased customer contracts that

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include raw material price pass-through terms. We do not believe the loss of any particular supplier would materially impact our business.
See the section entitled “Risk Factors” for additional information on supply chain constraints.
Manufacturing and Processing
Our core principles are to manufacture in proximity to our customers to provide high supply chain security, protect against geopolitical uncertainty, maintain a lean and efficient manufacturing setup to optimize cost structure, and leverage our common global manufacturing and R&D platforms.
Our manufacturing organization is structured to effectively serve all global markets in which we operate. Most manufacturing sites specialize in one or two product lines within their respective segments, allowing them to develop strong manufacturing know-how and support our industry-leading positions. We emphasize strong collaboration between our manufacturing sites and IT teams to implement state-of-the-art planning and scheduling systems, predictive maintenance programs and future integration with Solstice Accelerator operating model initiatives to enhance throughput, reliability, production safety and to decrease manufacturing downtimes.
We leverage production capabilities, inventory management and logistics across the RAS and ESM segments where applicable. We consolidate our processes and logistics for finished goods across both segments, leveraging domestic and global logistics through distribution centers.
Solstice Advanced Materials significantly invested in health, safety and environment (“HSE”) initiatives over the past three years, making HSE one of our main priorities. We improved our safety culture by implementing new safety committees, creating job safety analysis (JSA)/hazard recognition improvement strategies, and developing tools, processes and reporting structures.
Properties
Solstice Advanced Materials is headquartered in Morris Plains, New Jersey, U.S., and maintains a global network of production facilities and technical centers in cost-effective and strategic locations. We also use contract manufacturing and joint ventures to provide regional access or lower manufacturing costs as appropriate.
We directly own or lease 43 properties, including manufacturing sites, R&D facilities, warehouses and corporate functions, several of which are located on the same property. Most of the manufacturing facilities have R&D capabilities and warehousing on site. The company’s plants and equipment are maintained in good operating condition, and we believe our current production capacity for primary products is sufficient to meet foreseeable demand. Our global footprint enables us to serve customers locally. The following table shows the geographic distribution of our sites:

	Americas	Asia Pacific	EMEA	Total
Manufacturing	17	3	1	21
R&D	3	—	—	3
Warehouse	2	—	—	2
Corporate	6	6	5	17
Total	28	9	6	43
We own most manufacturing sites and lease most properties involving corporate functions. The following table shows the split of these sites (excluding JV operations):

	Owned	Leased	Total
Operations	20	6	26
Corporate	—	17	17

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Prior to the Spin-Off, we shared several properties with Honeywell. We entered into site-sharing and services agreements with Honeywell, under which we and Honeywell allow each other to use certain shared facilities. For further information, please refer to the section “Certain Relationships and Related Party Transactions.” The following table shows the split of these sites (excluding JV operations):

	Not Shared	Shared
Operations	26	—
Corporate	15	2
Both of the facilities shared with Honeywell are leased office buildings. The following table shows the split of owned and leased shared facilities with Honeywell:

	Owned	Leased
Shared Facilities	—	2
Trademarks and Intellectual Property
Intellectual property—including patents, trademarks and unpatented proprietary technology (including trade secrets and know-how)—is critical to maintaining our technology leadership and competitive edge. Our business strategy generally involves filing patent applications globally for proprietary new products, applications and manufacturing technology unless we determine to protect such products and technology (or portions of such products and technology) through trade secrets rather than patents, taking into consideration the nature of the products and technologies at issue, as well as the nature of the protections afforded by patents and trade secrets in applicable jurisdictions. We actively work on a global basis to create, defend and enforce our intellectual property rights. The protection afforded by patents and trademarks varies by country, scope of an individual patent and trademark, and availability of legal remedies in each country. Although certain proprietary intellectual property rights are important to our company’s success, we do not believe that we are materially dependent on any particular patent or trademark. Securing our intellectual property is critical to maintaining our technology leadership and competitive position, especially with respect to new technologies or extensions of existing technologies. As of December 31, 2024, we owned over 5,800 issued patents and pending patent applications worldwide to protect our R&D investments in new products and technology, and we have access to certain other patent portfolios through various strategic relationships. Unpatented proprietary technology (including trade secrets and know-how) is an important part of our intellectual property portfolio, and various aspects of our products and manufacturing processes are kept as trade secrets, which from time to time may be licensed to third parties in connection with our business operations. We seek to protect our trade secrets and other confidential and proprietary information through comprehensive internal and external controls, including policies, procedures, contractual protections including confidentiality agreements with our employees and third parties and we employ an intellectual property protection manager for certain projects.
Our RAS segment is an innovation leader in the markets in which it participates. With over 4,200 issued patents and pending patent applications globally, we have one of the largest patent portfolios in these markets. Additionally, the business benefits from various third-party patent portfolios to which it has access through various strategic relationships. With respect to R-1234yf, while certain patents relating to applications of the technology expired or are near expiration, we own certain composition patents covering the molecule with expiration dates ranging into the 2030s and patents covering other aspects of our Solstice refrigerants portfolio, including refrigerant blends containing R-1234yf and methods of making R-1234yf, with varying expiration dates at least into the mid-2030s. Given the experience obtained from the number of manufacturing plants that we built ourselves or in partnership with others, we have a significant amount of unpatented technology in the form of know-how and trade secrets, which provide the business with a competitive advantage. The business considers various trademarks such as Solstice, Enovate, Genetron and Aclar to be valuable assets to Solstice Advanced Materials.
Our ESM segment is a technology and innovation leader in the majority of the markets in which it participates. Because some of the foundational patents expired, our ESM segment relies upon proprietary knowledge, continuing technological innovation and trade secrets to develop and maintain our competitive position in this sector. Nevertheless, within this segment, we hold significant intellectual property in the form of trade secrets and patents,

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Pursuant to 17 C.F.R. Section 200.83
and, while we believe that no single patent or trade secret is material in relation to our combined business as a whole, we believe that our patents and trade secrets are material in the aggregate. Our proprietary patented gel-spinning process to manufacture Spectra fiber and our proprietary extrusion process to manufacture sputtering targets are important parts of our technology, and our business could be harmed if our trade secrets are not maintained in confidence. Within our ESM segment’s intellectual property portfolio, we consider our Spectra, Gold Shield, Fluka and A-C trademarks to be valuable assets.
We have certain strategic collaborations and cross-licenses with third parties. For example, the RAS segment partners with others to solve time-critical, high-value and often high-risk customer problems. Agreements governing these cooperations may provide each party with access to relevant intellectual property of the other to enable each party to commercialize the developed solution.
Regulatory and Environmental Compliance
Solstice Advanced Materials operates in a constantly evolving regulatory environment, and we are subject to numerous and increasingly complex federal, state, local and foreign legal and regulatory requirements for our operations and products. It is our practice to identify potential regulatory risks early in the R&D process and manage them proactively throughout the product lifecycle through routine assessments, protocols, standards, performance measures and audits. Governing bodies regularly issue new regulations or amend existing ones. We implemented global systems and procedures designed to ensure compliance with existing laws and regulations.
We work collaboratively with a number of stakeholder groups, including government agencies, trade associations and non-governmental organizations, to proactively engage in federal, state and international public policy processes ranging from climate change to chemical management. We also have ongoing interactions with our suppliers, carriers, distributors and customers to achieve similar product stewardship.
See the section entitled “Risk Factors” and Note 19 “Commitments and Contingencies” for additional information for additional information on government regulation and environmental matters that could impact our business and current regulatory commitments and legal proceedings, respectively.
Employees
As of December 31, 2024, we had approximately 3,800 employees, 400 of which are technologists and engineers in our R&D operations. Nearly all of our European employees and approximately 20% of our U.S. employees are part of a union or works council. We believe that our relations with our employees, unions and works council have generally been and continue to be very good and stable.
We invest significantly in our employees through multiple programs designed to attract and retain talent and support employee productivity. For example, we established the Early Career Engineer Rotational Program (“ECERP”), which helps Solstice Advanced Materials attract and retain young engineering talent. Programs such as ECERP remain key to the Company’s success in recruiting the right talent. ECERP allows engineering graduates and final-year college students to experience diverse roles across divisions and manufacturing sites within our business units. This program helps our young talent identify the right teams for them and helps the Company build talent from within. Solstice Advanced Materials also leverages technological platforms to boost employee productivity. These platforms provide mechanical integrity for our complex manufacturing sites and processes, sales pipeline management, analytical pricing software and data warehousing, all under one consolidated ERP system. Technological advancements allow us to benefit from increased employee output and satisfaction through tracking tools, collaboration opportunities, best-practice blueprints, sales training materials, customer support platforms and more.
Continuous investment by Solstice Advanced Materials in our employees yielded strong results, including an annually improving voluntary attrition ratio. We actively manage turnover risk using proprietary technology and ongoing employee interactions. Our internal employee engagement surveys achieve over 90% participation rates, and we have experienced improved employee satisfaction results over the last three years.

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Legal Proceedings
We are subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising from the conduct of our business, including matters relating to commercial transactions, intellectual property and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. See Note 19 “Commitments and Contingencies” of the Notes to Combined Financial Statements for additional information on our commitments and contingencies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section should be read in conjunction with the audited Combined Financial Statements and related Notes, included in this Information Statement, as well as the information contained in the sections of this Information Statement titled “Unaudited Pro Forma Combined Financial Information” and “Business.” The section of this Information Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements. See the sections of the Information Statement titled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section. The financial information discussed below and included in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.
OVERVIEW
Business Overview
Solstice Advanced Materials is a global, differentiated advanced materials company and a leading global provider of refrigerants, semiconductor materials, protective fibers and healthcare packaging. We operate through two segments, reported as Refrigerants & Applied Solutions (which we refer to in this Information Statement as “RAS”) and Electronic & Specialty Materials (which we refer to in this Information Statement as “ESM”). Our business is recognized as an industry innovator as well as technology and quality leader, supported by some of the industry’s most well-known brands.
Our RAS segment is a leading manufacturer of LGWP refrigerants, blowing agents, solvents and aerosol materials. RAS serves the end markets of HVAC/R, automotive, energy, building and appliance insulation, and healthcare. RAS products include, among others, LGWP refrigerants, blowing agents, aerosol propellants, cleaning solvents, high-barrier pharmaceutical packaging materials and alternative energy services. Our products are distributed and sold through well-known brands like Solstice, Genetron, and Aclar. Our ESM segment is a leading provider of electronic materials, high-strength fibers and laboratory life science chemicals. ESM primarily serves the semiconductor, defense, pharmaceutical and construction end markets. ESM products include, among others, sputtering targets, lightweight high-strength fibers and high-purity life science solutions. Our products are distributed and sold through well-known brands like Spectra, Fluka, and Hydranal.
We benefit from strong secular demand resulting from certain growing trends, including government regulated sustainability targets, semiconductor production, healthcare and life sciences, defense and safety, and advanced electrification—all across a diverse set of products, systems and solutions. Over the last decade, we tailored our products toward highly specialized offerings in targeted, high-growth end markets that value differentiated technology and manufacturing capabilities. We maintain longstanding leadership positions backed by decades of innovation in high value-added product segments. Our long history of innovation, supported by over 5,800 issued patents and pending applications as of December 31, 2024, allows us to closely collaborate with our customers, providing us with a client-specific, specialized product portfolio. Additionally, our strong manufacturing capabilities are often close in proximity to our customers across the globe.
As of December 31, 2024, our approximately 3,800 employees served over 3,000 customers across a wide range of end markets in over 120 countries and territories. Our global presence included 21 manufacturing sites and three R&D sites as of December 31, 2024.
Spin-off from Honeywell
In October 2024, Honeywell announced its plan to spin off its Advanced Materials business into an independent, publicly traded company to its shareowners. The Spin-Off is expected to be completed through a tax-free pro rata distribution of all of the outstanding shares of common stock of Solstice Advanced Materials to Honeywell

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shareowners. Completion of the Spin-Off is subject to certain conditions which are described more fully under “The Spin-Off—Conditions to the Distribution”.
Relationship with Honeywell
The Combined Financial Statements included in this Information Statement are derived from Honeywell’s historical accounting records and presented on a standalone basis as if the Solstice Advanced Materials’ operations had been conducted independently from Honeywell. The Combined Financial Statements are prepared in accordance with GAAP and Honeywell’s historical accounting policies, by aggregating financial information from the components of Solstice Advanced Materials’ and Honeywell’s accounting records directly attributable to Solstice Advanced Materials.
The Combined Financial Statements include all revenues and costs directly attributable to the Advanced Materials business and an allocation of expenses related to certain Honeywell corporate functions. These expenses are allocated to the Advanced Materials business based on a proportion of net sales. Solstice Advanced Materials and Honeywell consider these allocations to be a reasonable reflection of the utilization of services or the benefits received. However, the allocations may not be indicative of the actual expense that would have been incurred had Solstice Advanced Materials operated as an independent, standalone entity, nor are they indicative of future expenses of Solstice Advanced Materials.
In connection with the Spin-Off, we intend to enter into the Separation Agreement and certain other agreements with Honeywell, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, an Intellectual Property Cross-License Agreement and Trademark License Agreement, as described in “Certain Relationships and Related Party Transactions.” We generally expect to be able to utilize Honeywell’s services for a transitional period following the Spin-Off before we replace these services over time with services supplied either internally or by third parties. The expenses for the services may vary from the historical costs directly billed and allocated to us for the same services.
We expect to incur certain costs in connection with our establishment as a standalone public company (the “Separation-related costs”). The Separation-related costs include one-time and non-recurring expenses associated with the separation and stand up of functions required to operate as a standalone public entity. These non-recurring costs primarily relate to system implementation costs, business and facilities separation, applicable employee related costs, development of our brand and other matters. The Separation-related costs are expected to continue through at least fiscal year 2026. Additionally, we will incur increased costs as a result of becoming an independent, publicly traded company, primarily from establishing or expanding the corporate support for our businesses, including IT, human resources, treasury, tax, internal audit, risk management, stock-based compensation programs, accounting and financial reporting, investor relations, governance, legal, procurement and other services. See “Unaudited Pro Forma Combined Financial Information” for additional details.
For additional information about the Spin-Off, see “The Spin-Off” and “Certain Relationships and Related Party Transactions—Agreements with Honeywell”.
Regulatory Volatility
We are closely monitoring evolving macroeconomic conditions and heightened geopolitical risks. During the first quarter of 2025, there was a marked increase in economic and trade policy uncertainty globally. Recently announced and changing trade policy measures are expected to adversely impact global growth and contribute to inflationary pressures. Global conflicts, tariffs, labor disruptions, and regulations continue to generate volatility in global markets and can contribute to supply chain vulnerabilities and pricing fluctuations. We remain proactive in our collaboration with suppliers to mitigate potential shortages and reduce supply and price volatility. We anticipate a moderation in global growth in 2025 and a higher level of uncertainty with respect to inflation and other macroeconomic trends.
Our mitigation strategies, including pricing actions and hedging strategies, longer-term planning for constrained materials, new supplier development, material supply tracking tools, and direct engagement with key suppliers, remain crucial to meet customer demand in this evolving environment. Our continued relationships with strategic primary and secondary suppliers allow us to reliably source key components and raw materials, which include

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considering altering existing products, developing new products, and committing our own resources to assist certain suppliers. We believe these mitigation strategies enable us to reduce supply risk, foster new product innovation, and expand our market presence. Additionally, due to the stringent quality controls and product qualification we perform on any new or altered product, these mitigation strategies have not impacted, and we do not expect them to impact, product quality or reliability.
To date, our strategies successfully mitigated our exposure to these conditions. However, if we are not successful in sustaining or executing these strategies, these macroeconomic conditions could have a material adverse effect on our combined results of operations, operating cash flows or statement of financial positions.
RESULTS OF OPERATIONS
The following table sets forth our results of operations for the years ended December 31, 2024, 2023 and 2022.

	Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Product sales	$3,453	$3,424	$3,439
Service sales	317	225	148
Net sales	3,770	3,649	3,587
Costs, expenses and other
Cost of products sold	2,214	2,149	2,099
Cost of services sold	250	217	85
Total cost of products and services sold	2,464	2,366	2,184
Research and development expenses	83	81	79
Selling, general and administrative expenses	398	378	357
Other expense (income)	15	(6)	3
Interest and other financial charges	13	16	21
Total costs, expenses and other	2,973	2,835	2,644
Income before taxes	797	814	943
Income tax expense	192	195	211
Net income	605	619	732
Less: Net income (loss) attributable to noncontrolling interest	11	(2)	14
Net income attributable to Solstice Advanced Materials	$594	$621	$718
Net Sales
The following table sets forth the factors contributing to year-over-year changes in our net sales for the years ended December 31, 2024 and 2023.

	For Years Ended December 31,
Change in net sales from prior period	2024 vs. 2023	2023 vs. 2022
Volume	3%	(1)%
Price	—%	3%
Foreign currency translation	—%	—%
Acquisitions, divestitures and other, net	—%	—%
Total % change in net sales	3%	2%
A discussion of Net sales by reportable segment can be found under the “Segment Results” section within this “Management’s Discussion and Analysis of Financial Condition.”

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2024 compared with 2023
Net sales increased due to higher sales volumes.
2023 compared with 2022
Net sales increased due to favorable pricing partially offset by lower sales volumes.
Cost of Products and Services Sold

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Total cost of products and services sold	$2,464	$2,366	$2,184
Gross margin percentage	35%	35%	39%
2024 compared with 2023
Cost of product and services sold increased by $98 million or 4% for the year ended December 31, 2024. The increase was driven by higher plant operating costs due to a full year of operations at our AES Facility after restarting in July 2023. Gross margin remained flat at approximately 35%.
2023 compared with 2022
Cost of product and services sold increased by $182 million or 8% for the year ended December 31, 2023. The increase was driven by $77 million of additional costs due to the restart of our AES Facility in July 2023 after being idle for over six years and a non-recurring insurance settlement gain of $24 million related to Hurricane Ida recorded in 2022 that did not reoccur in 2023. Gross margin decreased 4%.
Research and Development Expenses

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Total Research and development costs	$83	$81	$79
Percentage of net sales	2%	2%	2%
As a percentage of net sales, Research and development expenses remained relatively flat at 2%. The Company continues to invest in innovation across our portfolio of offerings.
Selling, General and Administrative Expenses

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Selling, general and administrative expenses	$398	$378	$357
Percentage of net sales	11%	10%	10%
2024 compared with 2023
Selling, general and administrative expenses increased by $20 million or 5% for the year ended December 31, 2024, primarily driven by a $9 million legal settlement and a $4 million increase in overhead allocations from Honeywell.
2023 compared with 2022
Selling, general and administrative expenses increased by $21 million or 6% for the year ended December 31, 2023, driven by additional professional services incurred for select regulatory matters.

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Other Expense (Income)
Other expense (income) primarily includes the following:

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Separation costs	$21	$—	$—
Foreign exchange loss – net	11	10	—
Equity income of affiliated companies	(19)	(17)	(21)
Environmental expenses	—	9	24
Other – net	2	(8)	—
Total Other expense (income)	$15	$(6)	$3
2024 compared with 2023
Other expense (income) increased by $21 million for the year ended December 31, 2024, driven by accrued separation-related costs in 2024 related to the Spin-Off, of which none had been paid as of December 31, 2024.
2023 compared with 2022
Other expense (income) decreased by $9 million for the year ended December 31, 2023, which was driven by $9 million of non-recurring gains on land sales in 2023 and a decrease of $15 million in environmental remediation charges associated with the Delaware Valley Works Facility, offset by unfavorable changes in foreign exchange loss – net of $10 million. See Note 19 “Commitment and Contingencies” of the Notes to Combined Financial Statements for further details on environmental liabilities.
Interest and Other Financial Charges

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Interest and other financial charges	$13	$16	$21
2024 compared with 2023
Interest and other financial charges includes interest expense on finance leases and interest income. Interest and other financial charges decreased by $3 million or 19% for the year ended December 31, 2024, driven by certain finance leases reaching the end of their term resulting in lower interest expense. See Note 11 “Leases” of the Notes to Combined Financial Statements for additional information on finance leases.
2023 compared with 2022
Interest and other financial charges decreased by $5 million or 24%, driven by certain finance leases reaching the end of their term resulting in lower interest expense. See Note 11 “Leases” of the Notes to Combined Financial Statements for additional information on finance leases.
Income tax expense

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Total tax expense	$192	$195	$211
Effective tax rate	24%	24%	22%

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2024 compared with 2023
The effective tax rate in 2024 was flat with 2023 due to a decrease in the foreign-derived intangible income (“FDII”) deduction offset by an increase in excess tax benefits from stock-based compensation.
2023 compared with 2022
The effective tax rate increased from 2022 to 2023 due to a decreased benefit provided by the FDII deduction.
Our effective tax rates for fiscal years 2024, 2023 and 2022 were higher than the U.S. federal statutory rate of 21% due to state income taxes and income earned in jurisdictions that are subject to taxes at rates higher than the U.S. federal statutory rate, partially offset by tax benefits from the FDII deduction and U.S. federal research and development tax credits.
See Note 6 “Income Taxes” of the Notes to Combined Financial Statements for additional information on the effective tax rate.
SEGMENT RESULTS
We manage and report our operating results through two reportable segments: Refrigerants & Applied Solutions (which we refer to in this Information Statement as “RAS”) and Electronic & Specialty Materials (which we refer to in this Information Statement as “ESM”). The remainder of our operations are presented in Corporate and All Other, which is not a reportable business segment.
Segment Adjusted EBITDA is the primary measure of segment profitability used by our Chief Operating Decision Maker. We define Segment Adjusted EBITDA as segment net income excluding income taxes, general corporate unallocated expense, depreciation, amortization, interest and other financial charges, other (income) expense, stock compensation expense, pension and other postretirement income (expense), transaction-related costs, repositioning charges, asset retirement obligations accretion, and certain other items that are otherwise of an unusual or non-recurring nature, including but not limited to, impairment charges, litigation, and insurance settlements, and gains and losses on disposal of assets.
Refrigerants & Applied Solutions
Net Sales

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The following table sets forth the net sales, Segment Adjusted EBITDA, and Segment Adjusted EBITDA margin amounts for our RAS segment for the years ended December 31, 2024, 2023, and 2022.

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Net sales	$2,721	$2,629	$2,378
Segment Adjusted EBITDA	1,058	1,039	989
Segment Adjusted EBITDA margin	39%	40%	42%
The following table sets forth the factors contributing to year-over-year changes in our RAS segment’s Net sales for the years ended December 31, 2024 and 2023.

	For Years Ended December 31,
	2024 vs. 2023	2023 vs. 2022
Total % change in net sales	4%	11%
Foreign currency translation	—%	—%
Acquisitions, divestitures and other, net	—%	—%
Organic[1]	4%	11%
______________
1.See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definition of Organic sales percentage.
2024 compared with 2023
RAS net sales increased by $92 million or 4% for the year ended December 31, 2024. The increase was driven by $138 million of alternative energy services revenue attributable to a full year of operations of our AES Facility and $47 million attributable to strong demand for our Solstice Advanced Materials HFO Refrigerants as customers converted from HFCs to HFOs. These increases were offset by an $86 million reduction in HVAC/R OEM and aftermarket refrigerants attributed to lower volumes.
Segment Adjusted EBITDA increased by $19 million or 2% and Segment Adjusted EBITDA margin decreased 1% for the year ended December 31, 2024.
2023 compared with 2022
RAS net sales increased by $251 million or 11% for the year ended December 31, 2023. The increase was primarily driven by $131 million of alternative energy services revenue attributable to the restart of our AES Facility in July 2023, increased demand for our Aclar offering in healthcare packaging end markets of $40 million, and an $87 million increase in refrigerants attributable to increased demand for our Solstice Advanced Materials HFO Refrigerants as customers converted from HFCs to HFOs.
Segment Adjusted EBITDA increased by $50 million or 5% and Segment Adjusted EBITDA margin decreased by 2% for the year ended December 31, 2023.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Electronic & Specialty Materials
Net Sales
The following table sets forth the net sales, Segment Adjusted EBITDA, and Segment Adjusted EBITDA margin amounts for our ESM segment for the years ended December 31, 2024, 2023, and 2022.

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Net sales	$1,049	$1,020	$1,209
Segment Adjusted EBITDA	201	195	302
Segment Adjusted EBITDA margin	19%	19%	25%
The following table sets forth the factors contributing to year-over-year changes in our ESM segment’s net sales for the years ended December 31, 2024 and 2023.

	For Years Ended December 31,
	2024 vs. 2023	2023 vs. 2022
Total % change in net sales	3%	(16)%
Foreign currency translation	—%	—%
Acquisitions, divestitures and other, net	—%	—%
Organic[1]	3%	(16)%
________________
1.See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definition of Organic sales percentage.
2024 compared with 2023
ESM net sales increased by $29 million or 3% for the year ended December 31, 2024. The increase was attributable to strong Spectra demand in our safety and defense solutions offering.
Segment Adjusted EBITDA increased by $6 million or 3% and Segment Adjusted EBITDA margin remained relatively flat at 19% for the year ended December 31, 2024.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
2023 compared with 2022
ESM net sales decreased by $189 million or 16% for the year ended December 31, 2023 due to a $209 million reduction in our research and performance chemicals and electronic materials offerings attributed to lower volumes driven by post-pandemic supply chain volatility. This decrease was partially offset by a $20 million increase in our safety and defense offering attributable to strong Spectra demand.
Segment Adjusted EBITDA decreased by $107 million or 35% and Segment Adjusted EBITDA margin decreased 6% for the year ended December 31, 2023.
Corporate and All Other
Corporate and All Other primarily includes unallocated corporate costs and is not a separate reportable business segment as segment reporting criteria is not met. The Company continues to monitor the activities in Corporate and All Other to determine the need for further reportable business segment disaggregation.
NON-GAAP FINANCIAL MEASURES
We use non-GAAP financial measures to supplement the financial measures prepared in accordance with U.S. GAAP. These include (1) Organic sales percentage, (2) Adjusted EBITDA and (3) Adjusted EBITDA margin.
Below are definitions and reconciliations of certain non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. Management believes that, when considered together with reported amounts, these measures are useful to investors and management in understanding our ongoing operations and in the analysis of ongoing operating trends. Management believes these non-GAAP financial measures provide investors with a more meaningful measure of its performance period to period, align the measures to how management evaluates performance internally, and make it easier for investors to compare our performance to peers. These measures should be considered in addition to, and not as replacements for, the most directly comparable GAAP measure. The non-GAAP financial measures we use are as follows:
•Organic sales percentage: The Company defines organic sales percentage as the year-over-year change in reported sales relative to the comparable period, excluding the impact on sales from foreign currency translation and acquisitions, net of divestitures, for the first 12 months following the transaction date. We believe this measure is useful to investors and management in understanding our ongoing operations and in analysis of ongoing operating trends.
•Adjusted EBITDA and Adjusted EBITDA margin: The Company defines Adjusted EBITDA as net income excluding income taxes, depreciation, amortization, interest and other financial charges, other expense, stock compensation expense, pension and other postretirement income (expense), transaction-related costs, repositioning charges, asset retirement obligation accretion, and certain other items that are otherwise of an unusual or non-recurring nature (including but not limited to impairment charges, litigation and insurance settlements, and gains and losses on disposal of assets). The Company defines Adjusted EBITDA margin as Adjusted EBITDA divided by Net sales. We believe these measures are useful to investors as they provide greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as understanding ongoing operating trends. The table below reconciles Net income, the most directly comparable GAAP measure, to the Company’s non-GAAP measure of Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83

	For Years Ended December 31,
(Dollar in millions)	2024		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Net Income (GAAP)	$605	16%	$619	17%	$732	20%
Income tax expense	192	5	195	5	211	6
Depreciation	175	5	170	5	146	4
Amortization	42	1	51	1	7	—
Interest and other financial charges	13	—	16	—	21	1
Other expense[1]	34	1	11	1	24	1
Stock compensation expense	17	1	18	1	17	1
Other non-recurring items[2]	10	—	1	—	(23)	(1)
Asset retirement obligation accretion	2	—	1	—	2	—
Transaction costs	4	—	1	—	3	—
Pension and other postretirement expense	2	—	2	—	1	—
Repositioning charges	2	—	5	—	2	—
Adjusted EBITDA (non-GAAP)	$1,098	29%	$1,090	30%	$1,143	32%
__________________
1.Represents Other expense excluding Equity income of affiliated companies, which is included in Adjusted EBITDA.
2.Including but not limited to impairment charges, litigation and insurance settlements, and gains and losses on disposal of assets.
LIQUIDITY AND CAPITAL RESOURCES
Sources of Historical Liquidity
We historically generated positive net operating cash flows.
As part of Honeywell, Solstice Advanced Materials has been dependent upon Honeywell for all of its working capital and financing requirements. Honeywell uses a centralized approach to cash management and financing of its operations. Accordingly, a substantial portion of the Advanced Materials business’ cash accounts are regularly cleared to Honeywell at Honeywell’s discretion, and Honeywell funds its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Advanced Materials business would have been able to finance its operations had it been a standalone business separate from Honeywell during the periods presented. Transfers of cash between Honeywell and the Advanced Materials business are included within Net transfers to Honeywell on the Combined Statements of Cash Flows and the Combined Statements of Equity included elsewhere in this Information Statement.
We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. In conjunction with the planned Spin-Off, we expect to further evaluate our liquidity needs, capital structure and sources of capital on a standalone basis and expect to enter into future borrowings. For further information on the future sources of liquidity and capital resources for our business, see “Future Sources of Liquidity” below.
Future Sources of Liquidity
Following the Spin-Off, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer be part of Honeywell’s centralized treasury management and centralized funding programs. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flows from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this Information Statement. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, will provide (i) adequate liquidity to meet all of our current and long-term obligations when due,

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
including third-party debt that we expect to incur in connection with the Spin-Off, (ii) adequate liquidity to fund capital expenditures and (iii) flexibility to meet investment opportunities that may arise. However, we cannot assure that we will be able to obtain additional debt or equity financing on acceptable terms in the future.
In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $          million in the form of term loans and through the issuance of debt securities, the net proceeds of which will be received by Honeywell substantially concurrently with the consummation of the Spin-Off. We also intend to enter into a revolving credit facility to be available for our working capital and other cash needs in an aggregate committed amount as of the date of the Spin-Off of $          million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off.
We expect to utilize our cash flows to continue to invest in our business, growth strategies, people and the communities we operate in as well as to repay our indebtedness over time.
Annual Cash Flows
Summarized cash flow information for the years ended December 31, 2024, 2023 and 2022 is as follows:

	For Years Ended December 31,
(Dollar in millions)	2024	2023	2022
Net cash provided by operating activities	$842	$760	$759
Net cash used in investing activities	(298)	(324)	(305)
Net cash used in financing activities	(453)	(378)	(331)
Operating
Net cash provided by operating activities increased $82 million to $842 million for the year ended December 31, 2024 compared to $760 million for the same period in 2023. The increase in net cash provided by operating activities is attributable to greater working capital inflows, in particular due to improvements in collection of accounts receivable, partially offset by inflows of deferred income and conversion loans related to alternative energy services in 2023 which were not repeated in 2024.
Net cash provided by operating activities increased $1 million to $760 million for the year ended December 31, 2023 compared to $759 million for the same period in 2022. The increase in net cash provided by operating activities is attributable to greater working capital inflows, in particular due to inflows of deferred revenue and conversion loans as well as build-up of payables related to purchased services and direct material spend, partially offset by build-up of accounts receivable due to higher net sales, as well as lower net income attributable to Solstice Advanced Materials.
Investing
Net cash used in investing activities decreased $26 million to $298 million for the year ended December 31, 2024 compared to $324 million for the same period in 2023. The decrease in net cash used in investing activities was primarily attributable to a decrease in capitalized restart costs incurred for the AES Facility.
Net cash used in investing activities increased $19 million to $324 million for the year ended December 31, 2023 compared to $305 million for the same period in 2022. The increase in net cash used in investing activities was driven by higher capital expenditures within our RAS segment, partially offset by proceeds from the sale of assets and lower capitalized restart costs in 2023 compared to 2022 for the AES Facility.
Financing
Net cash used in financing activities increased $75 million to $453 million for the year ended December 31, 2024 compared to $378 million for the same period in 2023 primarily due to an increase in net transfers to Honeywell and an increase in finance lease payments.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Net cash used in financing activities increased $47 million to $378 million for the year ended December 31, 2023 compared to $331 million for the same period in 2022 primarily due to a increase in net transfers to Honeywell and an increase in finance lease payments.
Cash and cash requirements
Summary
As of December 31, 2024, our cash and cash equivalents totaled $661 million. Our ability to generate positive cash flows from operations is dependent on general economic conditions, and the competitive environment in our industry, and is subject to the business and other risk factors described in the section of this Information Statement titled “Risk Factors.” If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of any external borrowings, we may be required to seek additional financing alternatives.
We believe that we have sufficient liquidity based on our current cash position, cash flows from operations and expected future financing to meet our expected payments related to our material cash requirements for at least the next 12 months.
Cash and Cash Equivalents Held by Foreign Subsidiaries
Cash and cash equivalents held by Solstice Advanced Materials’ foreign subsidiaries were $647 million and $593 million as of December 31, 2024 and 2023, respectively.
Material Cash Requirement from Contractual and Other Obligations
In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2024 on an undiscounted basis, with projected cash payments in the years shown:

	For Years Ended December 31,
(Dollar in millions)	Total	2025	2026-2027	2028-2029	Thereafter
Purchase obligations[1]	$1,268	$578	$580	$110	$—
Operating and finance lease obligations[2]	161	52	56	34	19
Estimated environmental liability payments[3]	52	6	8	33	5
Uranium ore loans[4]	264	—	264	—	—
Uranium hexafluoride loans[5]	29	—	29	—	—
Total contractual obligations	$1,774	$636	$937	$177	$24
__________________
1.Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.
2.Commitments under operating and finance leases (including interest) primarily relate to leasehold properties, automobiles, rails cars and other equipment. See Note 11 “Leases” of the Notes to Combined Financial Statements for additional information.
3.The payment amounts in the table only reflect the environmental liabilities which are probable and reasonably estimable as of December 31, 2024.
4.The Company will periodically enter into both lending and borrowing arrangements for quantities of uranium ore as part of its ongoing operations. During 2024, the Company entered into separate agreements to lend quantities of uranium ore, which are reflected as product loans receivable, and to borrow quantities of uranium ore, which are reflected as product loans payable. These agreements currently extend to December 31, 2026. The amount above represents the loan payable due December 31, 2026. See Note 1 “Business Overview and Basis of Presentation” of the Notes to Combined Financial Statements for additional information.
5.See Note 2 “Summary of Significant Accounting Policies” of the Notes to Combined Financial Statements for additional information.
The above table excludes the following:
•Estimated principal amount of indebtedness of approximately $          billion and associated estimated interest payments of $          million per year in connection with the Spin-Off.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•Future benefit payments for past and future service for certain pension and postretirement plans we expect Honeywell to convey to us pursuant to the Employee Matters Agreement and the Separation Agreement.
•Future payments to decommission our AES Facility. We estimate our asset retirement obligation based on the estimated useful lives of the underlying asset, third-party estimates as to the cost to decommission the asset in the future, and federal and state regulatory requirements; however, revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. See Note 19 “Commitments and Contingencies – Asset Retirement Obligations” of the Notes to Combined Financial Statements for additional information.
Capital Expenditures
Our capital expenditures primarily consist of continuing investments to maintain the safety and reliability of our existing operations and corporate footprint, additional investments in new and existing facilities to support new production introduction and capacity expansion to grow our business. For the years ended December 31, 2024, 2023 and 2022, our capital expenditures were $296 million, $299 million and $254 million, respectively. For the year ending December 31, 2025, we expect that our capital expenditures will be between $           million and $           million. The increase is primarily driven by growth in capital expenditures to support new products and solutions for our electronic materials and advanced fiber offerings.
Parent Company Credit Support
Honeywell provides the Company with parent credit support in certain jurisdictions. To support the Company in selling products and services globally, Honeywell entered into and may enter into contracts on behalf of the Company or issue parent company guarantees or letters of credit. Honeywell also provides similar credit support for some non-customer related activities of the Company, including procuring letters of credit to backstop certain asset retirement obligations that would be applicable if the AES Facility were decommissioned in the future as required by the NRC though we expect the Company to procure its own letters of credit following the Spin-Off. There are no known instances historically where payments or performance from Honeywell were required under parent company guarantees relating to the Company’s customer contracts. As such, no amounts related to parent company guarantees have been recorded by the Company in the Combined Financial Statements as of or for the years ended December 31, 2024, 2023 and 2022.
Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
The preparation of our Combined Financial Statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. Many estimates and assumptions involved in the application of accounting principles have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. Critical accounting estimates or assumptions are those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We consider the estimates and assumptions discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our Combined Financial Statements.
Income Taxes – On a recurring basis, we assess the need for a valuation allowance against our deferred tax assets by considering all available positive and negative evidence, such as past operating results, projections of future taxable

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
income, enacted tax law changes, and the feasibility and impact of tax planning initiatives. Our projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs, as well as the timing and amount of reversals of taxable temporary differences.
See Note 2 “Summary of Significant Accounting Policies” of the Notes to Combined Financial Statements for further discussion of additional income tax policies.
Goodwill – The Company’s business combinations result in the recognition of goodwill. We engage independent third-party valuation specialists for assistance in the allocation of the purchase price and determination of the fair value of goodwill, which involves the use of accounting estimates and assumptions based on information available at or near the acquisition date. We believe the accounting estimates and assumptions are reasonable based on information available at the date of acquisition through historical experience and information obtained from management of the acquired entity; however, there is inherent uncertainty in the accounting estimates as assumptions are forward-looking and could be affected by future economic and market conditions.
Goodwill is subject to annual, or more frequent, if necessary, impairment testing. In testing goodwill, the fair value is estimated utilizing a discounted cash flow approach, including strategic and annual operating plans, adjusted for terminal value assumptions. These impairment tests use accounting estimates and assumptions. If actual results differ from such accounting estimates and assumptions it could materially impact our financial condition or operating performance. To address this uncertainty, we perform sensitivity analyses on key accounting estimates and assumptions. Once the fair value is determined, if the carrying amount exceeds the fair value, it is impaired. Any impairment is measured as the difference between the carrying amount and its fair value.
Defined Benefit Pension Plans – We sponsor an unfunded defined benefit pension plan in Germany. For financial reporting purposes, net periodic pension (income) expense is calculated annually based upon various actuarial assumptions, including a discount rate for plan obligations and an expected long-term rate of return on plan assets. Changes in the discount rate and expected long-term rate of return on plan assets could materially affect the annual pension (income) expense amount. Annual pension (income) expense is comprised of service and interest cost, assumed return on plan assets, prior service amortization (Pension ongoing (income) expense), and a potential mark-to-market adjustment (MTM Adjustment).
The key assumptions used in developing our net periodic pension (income) expense for our pension plans included the following:

	For Years Ended December 31,
	2024	2023	2022
Discount rate
Projected benefit obligation	3.4%	3.3%	3.8%
Salary scale	2.8%	2.8%	2.8%
The MTM Adjustment represents the recognition of net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans’ projected benefit obligation (the corridor). Net actuarial gains or losses occur when the actual experience differs from any of the various assumptions used to value our pension plans or when assumptions change. The primary factors contributing to actuarial gains or losses are changes in the discount rate used to value pension obligations as of the measurement date each year and the difference between expected and actual returns on plan assets. The mark-to-market accounting method results in the potential for volatile and difficult to forecast MTM Adjustments. These adjustments were not significant for the years ended December 31, 2024, 2023, and 2022.
The discount rate reflects the market rate on December 31 (measurement date) for high-quality fixed income investments with maturities corresponding to our benefit obligations and is subject to change each year. The discount rate can be volatile from year to year as it is determined based upon prevailing interest rates as of the measurement date. We used a 3.4% discount rate to determine benefit obligations as of December 31, 2024, reflecting an increase in the market interest rate environment since the prior year-end.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Pension ongoing (income) expense for our Germany plan is not expected to be significant in 2025. Also, if required, a MTM Adjustment will be recorded in the fourth quarter of 2025 in accordance with our pension accounting method as previously described. It is difficult to reliably forecast or predict whether there will be a MTM Adjustment in 2025, and if one is required, what the magnitude of such adjustment will be. MTM Adjustments are primarily driven by events and circumstances beyond the control of the Company such as changes in interest rates and the performance of the financial markets.
Contingent Liabilities – We are subject to a number of lawsuits, investigations, and claims (some of which involve substantial dollar amounts) arising out of the conduct of our business operations or those of previously owned entities, including matters relating to commercial transactions, government contracts, product liability, employee benefit plans, intellectual property, legal, and environmental, health, and safety matters. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the outcome of negotiations and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation, and outcomes of similar cases through the judicial system) or changes in assumptions.
Asset retirement obligations – We record asset retirement obligations associated with the retirement of tangible long-lived assets as a liability in the period in which the obligation is incurred and its fair value can be reasonably estimated. These obligations primarily represent legal obligations to return our AES Facility to its initial state. The liability is measured at the present value of the obligation when incurred and is adjusted in subsequent periods. Corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset’s useful life.
See Note 19 “Commitments and Contingencies” of Notes to Combined Financial Statements for further discussion of our asset retirement obligations.
Environmental Liabilities and Expenditures - We accrue for environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Where the available information is sufficient to estimate the amount of liability, that estimate has been used. Where the information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. Estimated liabilities are determined based on existing remediation laws and technologies and our planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. These liabilities are adjusted periodically as remediation efforts progress and as additional technology, regulatory, and legal information become available.
Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued.
See Note 19 “Commitments and Contingencies” of the Notes to Combined Financial Statements for further discussion of our environmental matters.
OTHER MATTERS
Recent Accounting Pronouncements
See Note 2 “Summary of Significant Accounting Policies” of the Notes to Combined Financial Statements for a discussion of recent accounting pronouncements.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Risks
We operate a global business in a wide variety of foreign currencies and are exposed to market risk for changes in foreign currency exchange rates arising from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities, and transactions arising from international trade. Although Honeywell uses financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. Accordingly, the Combined Statements of Operations include the impact of Honeywell’s derivative financial instruments that is deemed to be associated with our operations and has been allocated to us utilizing a reasonable allocation method. The fair values of outstanding derivative instruments have not been allocated to our Combined Balance Sheets. Following the Spin-Off, we intend to implement a foreign currency risk management program on our own behalf.
Interest Rate Risk
Our Combined Balance Sheets and Combined Statements of Operations do not include an attribution of Honeywell’s third-party debt or interest expense from Honeywell because we are not the legal obligor of the debt and the borrowings were not directly attributable to our business. We expect to incur indebtedness in connection with the Spin-Off, at which time our exposure to interest rate risk is expected to increase.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT AND BOARD OF DIRECTORS
Our Executive Officers
The following sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the Spin-Off. Additional executive officers will be selected prior to the Spin-Off to serve as executive officers after the Spin-Off, and information concerning those executive officers will be included in an amendment to this Information Statement. While some of these individuals currently serve as officers and employees of Honeywell, after the Spin-Off, none of our executive officers will be executive officers or employees of Honeywell. The information set forth below is as of                , 2025.

Name	Age	Position
David Sewell		President and Chief Executive Officer
Tina Pierce		Chief Financial Officer
David Sewell, age       , is expected to serve as President and Chief Executive Officer of the Company following the Spin-Off. Mr. Sewell                .
Tina Pierce, age       , is expected to serve as Chief Financial Officer of the Company following the Spin-Off. Ms. Pierce                .
Our Directors
The following sets forth information with respect to those persons who are expected to serve on our Board following the Spin-Off. Additional directors will be identified prior to the Spin-Off to serve on our Board following the Spin-Off, and information concerning those directors will be included in an amendment to this Information Statement. The information set forth below is as of                , 2025.

Name	Age	Position
Dr. Rajeev Gautam		Chairman of the Board of Directors
Dr. Rajeev Gautam, age      , is expected to serve as non-executive Chairman of our Board. Dr. Gautam                . Dr. Gautam’s qualifications include                .
Our Board of Directors Following the Spin-Off and Director Independence
Immediately following the Spin-Off, we expect that our Board will be comprised of                 directors. A majority of our directors will meet the independence requirements set forth in the listing standards of Nasdaq at the time of the Spin-Off.
Committees of the Board
Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.
Audit Committee
The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will oversee:
•management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls);
•the integrity of our financial statements;

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•our compliance with legal and regulatory requirements;
•the qualifications, independence and compensation of our outside auditor;
•the performance of our internal audit function;
•the outside auditor’s annual audit of our financial statements;
•the Company’s compliance with legal and regulatory requirements;
•the Company’s risk management assessment; and
•the preparation of certain reports required by the rules and regulations of the SEC.
The Audit Committee will have at least                members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of Nasdaq, Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.
Compensation Committee
The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:
•determining and approving the compensation of our Chief Executive Officer;
•reviewing and approving the compensation of our other executives;
•overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;
•reviewing the operation and structure of the Company’s compensation program; and
•preparing any report on executive compensation required by the rules and regulations of the SEC.
The Compensation Committee will have at least                 members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of Nasdaq, Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of our Compensation Committee will be determined prior to the Spin-Off.
Nominating and Governance Committee
The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:
•identifying, reviewing and recommending to our Board individuals for election to the Board consistent with the qualifications and criteria for election to the Board established by our Board from time to time;
•adopting and reviewing policies regarding the consideration of candidates for our Board proposed by shareowners and other criteria for membership on our Board;
•reviewing and recommending to the Board changes to the Corporate Governance Guidelines applicable to the Company and reviewing the Company’s policies and programs relating to health, safety and environmental matters and other similar matters; and

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
•overseeing our Board’s annual self-evaluation.
The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of Nasdaq and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.
Code of Business Ethics
Prior to the completion of the Spin-Off, we will adopt a written code of business ethics that is designed to deter wrongdoing and to promote, among other things:
•honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•the protection of the confidentiality of our non-public information;
•the responsible use of and control over our assets and resources;
•full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;
•compliance with applicable laws, rules and regulations; and
•accountability for adherence to the code and prompt internal reporting of any possible violation of the code.
Director Qualification Standards and Nomination Process
Our initial Board will be selected through a process involving both Honeywell and us. The initial directors who will serve after the Spin-Off will begin their terms substantially concurrently the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences and will serve on our Audit Committee.
Corporate Governance Guidelines
Our Board will adopt Corporate Governance Guidelines designed to assist us and our Board in implementing effective corporate governance practices. The Corporate Governance Guidelines will be reviewed regularly in light of changing circumstances by the Nominating and Governance Committee in order to continue serving the best interests of Solstice Advanced Materials and its stockholders. A copy of our Corporate Governance Guidelines will be posted on our website.
Communications with Non-Management Members of the Board of Directors
Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which shareowners and other interested third parties may communicate with non-management members of our Board.

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DIRECTOR COMPENSATION
Following the Spin-Off, we expect that our Nominating and Governance Committee will periodically review and make recommendations to our Board regarding the form and amount of compensation for non-employee directors. Directors who are also our employees are expected to receive no compensation for service on our Board. Honeywell has approved an initial director compensation program for the Company that is designed to enable continued attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.
Annual Compensation
In general, we believe that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board and its committees, and an equity component, designed to align the interests of directors and stockholders and, to create an incentive for continued service on the Board, generally vesting on the earlier of the first anniversary of the grant date and the Annual Meeting of Stockholders.

Cash Retainer	$100,000
Board Chairman – Additional Cash Retainer	$125,000
Board Committee Membership – Additional Cash Retainer
Audit Committee Chair: $25,000
Audit Committee Member: $12,000
Compensation Committee Chair: $20,000
Compensation Committee Member: $10,000
Nominating and Governance Committee Chair:
$15,000
Nominating and Governance Committee Member:
$10,000
Other Committee Chair: $15,000
Other Committee Member: $10,000

Lead Director – Additional Cash Retainer	$ N/A
Annual Equity Grants
RSUs vest on the earliest of the first anniversary of the date of grant, the director’s death or disability, or removal from the Board coincident with the occurrence of a change in control.	Each non-employee director receives an annual restricted stock unit grant with a target value of $155,000 on the date of the Annual Meeting of Stockholders. New directors in 2026 will receive a prorated award for the partial year commencing on the Spin-Off.
Cash elements are paid in quarterly installments and prorated for partial years of service.
Other Benefits
Non-employee directors will also be provided with $      in business travel accident insurance.
Stock Ownership Guidelines
We expect to adopt a stock ownership policy pursuant to which each non-employee director, while serving as a director of the Company, must hold Company common stock (including unvested RSUs) with a market value of at least                 times the annual cash retainer (or $             ) before being permitted to sell any Solstice Advanced Materials common stock holdings, including net shares from vesting of restricted stock unit grants (i.e., shares vested less shares required to pay applicable taxes).

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COMPENSATION DISCUSSION AND ANALYSIS
David Sewell, who is expected to serve as President and Chief Executive Officer of Solstice Advanced Materials following the Spin-Off, and Tina Pierce, who is expected to serve as Chief Financial Officer of Solstice Advanced Materials following the Spin-Off, have each been identified as a named executive officer (“NEO”) of Solstice Advanced Materials. We will identify additional NEOs and we will provide information regarding NEO compensation and the decision-making process for determining NEO compensation in subsequent amendments to this Information Statement.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, Honeywell beneficially owns all of the outstanding shares of our common stock. After the Spin-Off, Honeywell will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:
•each of our shareowners whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;
•each of our directors;
•each of our named executive officers; and
•all of our directors and executive officers as a group.
Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Honeywell common stock on           , 2025, giving effect to a Distribution ratio of            share(s) of our common stock for every            share(s) of Honeywell common stock.
Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities beneficially owned.
Immediately following the Spin-Off, we estimate that            shares of our common stock will be issued and outstanding, based on the approximately shares of Honeywell common stock outstanding on           , 2025. The actual number of shares of our common stock that will be outstanding following the completion of the Spin-Off will be determined on           , 2025.

	Title of the Class of Securities Owned	Amount and Nature of Ownership	Percentage of Class of Securities Owned
Directors and Named Executive Officers:
David Sewell
Tina Pierce
Dr. Rajeev Gautam
Directors and Executive Officers as a Group ( persons)
Principal Shareowners:
The Vanguard Group(1)
100 Vanguard Blvd.
Malvern, Pennsylvania 19355
BlackRock, Inc.(2)
50 Hudson Yards
New York, New York 10001
__________________
*Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)Based on the most recently available Schedule 13G filed with the SEC on February 13, 2024, by The Vanguard Group with respect to Honeywell common stock. According to its Schedule 13G, The Vanguard Group and certain related entities have shared voting power in respect of 761,343 shares of Honeywell common stock, sole dispositive power in respect of 58,475,718 shares of Honeywell common stock and shared dispositive power in respect of 2,645,301 shares of Honeywell common stock.
(2)Based on the most recently available Schedule 13G filed with the SEC on January 29, 2024, by BlackRock, Inc. with respect to Honeywell common stock. According to its Schedule 13G, BlackRock, Inc. has sole voting power in respect of 38,935,560 shares of Honeywell common stock and sole dispositive power in respect of 42,313,312 shares of Honeywell common stock.

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Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF MATERIAL INDEBTEDNESS
Solstice Advanced Materials intends to incur certain indebtedness prior to or concurrent with the Spin-Off. If Solstice Advanced Materials enters into arrangements for such indebtedness prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, a description of such arrangements will be included in an amendment to this Information Statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with Honeywell
In order to govern the ongoing relationships between us and Honeywell after the Spin-Off and to facilitate an orderly transition, we and Honeywell intend to enter into agreements providing for the allocation between us and Honeywell of Honeywell’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) and for a framework for our relationship following the Spin-Off with Honeywell. The following summarizes the material terms of certain of these agreements.
Separation Agreement
We intend to enter into a Separation Agreement with Honeywell prior to or substantially concurrently with the Distribution. The Separation Agreement will set forth our agreements with Honeywell regarding the principal actions to be taken in connection with the Spin-Off, including those related to the Internal Reorganization and Distribution. It will also set forth other agreements that govern certain aspects of our relationship with Honeywell following the Spin-Off. We have not yet finalized all of the terms of the Separation Agreement, and we intend to include additional details on the terms of the Separation Agreement in an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part. This summary of the Separation Agreement will be qualified in its entirety by reference to the full text of the Separation Agreement, the form of which will be filed in an amendment to such Registration Statement on Form 10.
Transfer of Assets and Assumption of Liabilities. The Separation Agreement identifies assets and liabilities to be contractually allocated to each of us and Honeywell as part of the Spin-Off. We note, however that (x) the contractual allocation of employee-related liabilities (including pension liabilities) and related assets is set forth in the Employee Matters Agreement (see the section below entitled “—Employee Matters Agreement” for a summary of such allocation) and (y) the contractual allocation of tax liabilities and assets is set forth in the Tax Matters Agreement (see the section below entitled “—Tax Matters Agreement” for a summary of such allocation). In particular, the Separation Agreement provides that, among other things, subject to the terms and conditions contained in the Separation Agreement:
Assets
•Generally, assets primarily related to the Advanced Materials business have been contractually allocated to us;
•Generally, all other assets of Honeywell have been contractually retained by Honeywell;
•We have been contractually allocated the equity interests of subsidiaries that are intended to be our subsidiaries after the Spin-Off (which includes the subsidiaries listed in Exhibit 21.1 to the Form 10 of which this Information Statement forms a part), in addition to any other specified joint venture or other minority equity interests intended to be owned by us after the Spin-Off;
•We have been contractually allocated certain real property set forth on a schedule;
•We have been contractually allocated certain contracts set forth on a schedule and all contracts that relate exclusively to the Advanced Materials business, assets and/or liabilities and that are not related (other than in a de minimis respect) to the Honeywell business, assets and/or liabilities;
•We have been contractually allocated the Solstice name, all brands specific to the Advanced Materials business, certain specified patents set forth on a schedule and all other intellectual property (excluding patents) that is            related to the Advanced Materials business and certain intellectual property set forth on a schedule, and Honeywell has been contractually allocated the Honeywell name and all Honeywell brands, as well as certain intellectual property set forth on a schedule and all other intellectual property (subject, in each case, to certain licenses described in more detail in the sections below entitled “—Intellectual Property Cross-License Agreement” and “—Trademark License Agreement”);

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•We have been contractually allocated accruals, counterclaims, insurance claims, rights to coverage under applicable insurance policies, warranties, contractual indemnities, control rights and other similar rights, in each case, to the extent related to any liability that has been contractually allocated to us;
•We have been contractually allocated certain IT assets set forth on a schedule and all IT assets exclusively related to the Advanced Materials business (subject to certain limited exceptions); and
•We have generally been contractually allocated all of the financial assets to the extent related to the Advanced Materials business and/or that are owned by us or one of our subsidiaries.
Liabilities
•Generally, liabilities to the extent related to the Advanced Materials business have been contractually allocated to us;
•Generally, all other liabilities of Honeywell have been contractually retained by Honeywell;
•We have generally been contractually allocated liabilities (including under applicable federal and state securities laws) relating to (i) any disclosure document filed or furnished with the SEC in connection with the Spin-Off (including the Form 10 of which this Information Statement forms a part), except for statements expressly relating to the Honeywell business, (ii) any financing disclosure documents in connection with any offer by us for sale or registration of the transfer or distribution of any securities or indebtedness, except for statements expressly relating to the Honeywell business, and (iii) any of our financing arrangements;
•We have generally been contractually allocated liabilities (including environmental liabilities) to the extent related to businesses and operations of Honeywell that were previously discontinued or divested that were, at the time of discontinuation or divestment, primarily managed by or primarily associated with the Advanced Materials business or any portion thereof as then conducted;
•In respect of other environmental liabilities not already covered by the above, we have been contractually allocated (i) any environmental liabilities relating to any real property contractually allocated to us, (ii) any environmental liabilities relating to any legacy sites that were primarily managed by or primarily associated with the Advanced Materials business or set forth on a schedule, (iii) any environmental liabilities resulting from the Advanced Materials business and (iv) any offsite environmental liabilities to the extent related to wastes generated at such properties or by the Advanced Materials business;
•Liabilities for borrowed money, interest rate swaps and similar arrangements that were incurred or guaranteed by us or any of our subsidiaries will be retained by or contractually allocated to us or the applicable subsidiary;
•We have generally retained, assumed or have been contractually allocated other financial liabilities to the extent related to the Advanced Materials business; and
•We have been contractually allocated liabilities relating to indemnification obligations to any of our or our subsidiaries’ current or former directors or officers and ownership of any specified joint venture or other minority equity interests intended to be owned by us after the Spin-Off.
Except as may expressly be set forth in the Separation Agreement or any ancillary agreement, all assets have been transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with. In general, neither of us nor Honeywell will make any representations or warranties regarding any assets or liabilities transferred or contractually allocated pursuant to the Separation Agreement, any consents or governmental approvals that may be required in connection with such transfers or contractual allocations, or any other matters.
Information in this Information Statement with respect to the assets and liabilities of the parties following the Spin-Off is presented based on the contractual allocation of such assets and liabilities pursuant to the Separation

Confidential Treatment Requested by Solstice Advanced Materials, LLC
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Agreement, unless the context otherwise requires. Certain of the liabilities and obligations contractually allocated to one party or for which one party will have an indemnification obligation under the Separation Agreement and the other agreements relating to the Spin-Off are, and following the Spin-Off may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that was contractually allocated the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.
Further Assurances. To the extent that any transfers of assets or contractual allocations of liabilities contemplated by the Separation Agreement have not been consummated on or prior to the Distribution Date, the parties agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party contractually allocated such asset or liability. Each party agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement.
The Distribution. The Separation Agreement governs the rights and obligations of the parties regarding the Distribution and certain actions that must occur prior to the Distribution.
Honeywell will cause its agent to distribute to holders of record of Honeywell common stock as of the close of business on the applicable record date all of the then-issued and outstanding shares of Solstice Advanced Materials common stock. Honeywell will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution and, to the extent it determines to so proceed, to determine the Distribution Date.
Conditions. The Separation Agreement provides that the distribution is subject to several conditions that must be satisfied or waived by Honeywell in its sole discretion. For further information regarding these conditions, see the section entitled “The Spin-Off—Conditions to the Distribution.”
Shared Contracts. Generally, shared contracts have been assigned in part if so assignable, or amended, bifurcated or replicated to facilitate the Spin-Off so that the appropriate party is contractually allocated the rights, benefits and the related portion of any liabilities inuring to the business of the appropriate party, and each party will use commercially reasonable efforts to obtain the consents required to partially assign, amend, bifurcate or replicate any shared contract.
Intercompany Accounts. The Separation Agreement provides that, subject to certain specified exceptions in the Separation Agreement, schedules or any ancillary agreement, certain accounts that were formerly intercompany accounts within Honeywell will be settled prior to the Spin-Off.
Release of Claims and Indemnification. Except as otherwise provided in the Separation Agreement, each party fully released and forever discharged the other parties and their respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spin-Off. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Spin-Off pursuant to the Separation Agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the Separation Agreement.
The Separation Agreement provides for cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities contractually allocated to us under the Separation Agreement with us and financial responsibility for the obligations and liabilities contractually allocated to Honeywell under the Separation Agreement with Honeywell. Specifically, each party will indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
respective officers, directors, employees and agents (and each of the heirs, executors, successors and assigns of any of the foregoing) for any losses to the extent relating to, arising out of or resulting from:
•the liabilities each party was contractually allocated pursuant to the Separation Agreement (or any third-party claim that would, if resolved in favor of the claimant, constitute such a liability); and
•any breach by such party of any provision of the Separation Agreement.
Each party’s indemnification obligations with respect to such liabilities pursuant to the Separation Agreement or such breach are uncapped; provided that the amount of each party’s indemnification obligations are subject to reduction by any insurance proceeds or other third-party proceeds received by the party being indemnified that reduce the amount of the loss. The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes is governed by the Tax Matters Agreement.
Legal Matters. Except as otherwise set forth in the Separation Agreement or any ancillary agreement, we have been contractually allocated liabilities relating to legal matters to the extent related to the Advanced Materials business, assets or the liabilities contractually allocated to us, and Honeywell has been contractually allocated all other liabilities relating to legal matters. Each party to the Separation Agreement will indemnify the other party for its respective indemnifiable losses, if any, arising out of or resulting from such legal matters allocated to such party, as well as, following the Spin-Off, for those arising out of or resulting from any legal matters related to the liabilities such party has been contractually allocated or (unless contractually allocated specifically to the other party) its ongoing business. Each party to a claim has agreed to cooperate in defending any claims against both parties for events that took place prior to, on or after the date of the Spin-Off.
Distribution to Honeywell. The Separation Agreement provides that, as a condition to the consummation of the Distribution, the Solstice Cash Distribution of approximately $               has been completed and not rescinded.
Insurance. Following the Spin-Off, we will generally be responsible for obtaining and maintaining, at our own cost, our own insurance coverage for liabilities for which we are assuming responsibility, although we will continue to have coverage under certain insurance policies issued to Honeywell or other entities for certain matters that arise out of or relate to acts, omissions or occurrences that occurred prior to the Spin-Off, subject to the terms, conditions and exclusions of such policies.
Dispute Resolution. Except as otherwise set forth in the Separation Agreement, if a dispute arises between us and Honeywell under the Separation Agreement, the general counsels of the parties and such other executive officers as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then the dispute will be resolved through binding arbitration. If either party files a judicial proceeding to resolve a dispute in contravention of the arbitration provisions included in the Separation Agreement, the other party will be entitled to a $               million punitive fee, any costs they may incur in defending such an action and any additional punitive, exemplary, treble or similar damages as may be awardable under applicable law.
Non-Solicit. The Separation Agreement will include certain non-solicitation obligations with respect to each of us and Honeywell. Specifically, and subject to certain customary exceptions, for a period of eighteen (18) months following the Distribution Date, each of us and Honeywell will not hire any (i) employee of the other party or its subsidiaries employed in an executive capacity or in another specified role or (ii) former employee of the other party or its subsidiaries employed in such a specified role who was on the payroll of the other party or its subsidiaries within the prior six (6) months.
Term, Termination and Amendment. Prior to the Distribution, the Honeywell Board has the unilateral right to terminate or modify the terms of the Separation Agreement, without the prior written consent of us or the shareowners of Honeywell. After the Distribution, the term of the Separation Agreement is indefinite and it may only be terminated or modified with the prior written consent of both Honeywell and us.

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Other Matters Governed by the Separation Agreement. Other matters governed by the Separation Agreement include, among others, access to financial and other information, confidentiality, access to and provision of records and separation of guarantees and other credit support instruments.
Transition Services Agreement
In connection with the Spin-Off, Honeywell and Solstice Advanced Materials will enter into a transition services agreement (the “Transition Services Agreement”) pursuant to which Honeywell will provide certain transitional services to us. The services, including services such as information technology support, human resources support, finance administration support, and logistics support, will be provided for a limited time, generally for no longer than           months following the Distribution Date, and will be provided for specified fees, which are generally based on the cost of services provided.
We have not yet finalized all of the terms of the Transition Services Agreement, and we intend to include additional details on the terms of the Transition Services Agreement in an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part. This summary of the Transition Services Agreement is qualified in its entirety by reference to the full text of the form of Transition Services Agreement, which will be filed as an exhibit to such Registration Statement on Form 10.
Tax Matters Agreement
In connection with the Spin-Off, Honeywell and Solstice Advanced Materials will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.
The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event the Share Distribution or certain related transactions fail to qualify as a transaction that is tax-free for U.S. federal income tax purposes (other than any cash that Honeywell shareowners receive in lieu of fractional shares). Under the Tax Matters Agreement, Solstice Advanced Materials will generally agree to indemnify Honeywell and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and certain related transactions, to the extent caused by any representation by Solstice Advanced Materials being incorrect or an acquisition of Solstice Advanced Materials’ stock or assets or by any other action undertaken or failure to act by Solstice Advanced Materials. This indemnification will apply even if Honeywell has permitted Solstice Advanced Materials to take an action that would otherwise have been prohibited under the tax-related covenants described below.
Pursuant to the Tax Matters Agreement, Solstice Advanced Materials will agree to certain covenants that contain restrictions intended to preserve the tax-free status of the Distribution and certain related transactions. Solstice Advanced Materials may take certain actions prohibited by these covenants only if Solstice Advanced Materials obtains prior written consent of Honeywell, in its sole discretion, waiving such requirement. Solstice Advanced Materials will be barred from taking any action, or failing to take any action, including any action or failure to take any action that would be inconsistent with the Tax Opinions, where such action or failure to take any action adversely affects the tax-free status of these transactions. In addition, during the period ending two years after the date of the distribution, these covenants will include specific restrictions on Solstice Advanced Materials’: (i) discontinuing the active conduct of Solstice Advanced Materials’ trade or business; (ii) issuance or sale of stock or other securities (including securities convertible into Solstice Advanced Materials stock, but excluding certain compensatory arrangements); (iii) liquidating, merging or consolidating with any other person; (iv) amending Solstice Advanced Materials’ charter (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of Solstice Advanced Materials common stock; (v) sale of a significant portion of its assets; and (vi) entering into any other corporate transaction which would cause Solstice Advanced Materials to undergo a 40% or greater change in its stock ownership or otherwise be expected to result in the failure to preserve the tax-free treatment of these transactions.
We have not yet finalized all of the terms of the Tax Matters Agreement, and we intend to include additional details on the terms of the Tax Matters Agreement in an amendment to the Registration Statement on Form 10, of which this Inforamtion Statement forms a part. This summary of the Tax Matters Agreement is qualified in its entirety by

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
reference to the full text of the form of Tax Matters Agreement, which will be filed as an exhibit to such Registration Statement on Form 10.
Employee Matters Agreement
In connection with the Spin-Off, Honeywell and Solstice Advanced Materials will enter into an Employee Matters Agreement (the “Employee Matters Agreement”) that will address employment and employee compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off. Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment and employee compensation and benefits-related liabilities relating to our employees, former employees and other service providers. In particular, we will assume certain assets and liabilities with respect to our current and former employees under certain of Honeywell’s U.S. and non-U.S. (i) defined benefit pension plans (with assets and liabilities generally allocated based on formulas specified in the Employee Matters Agreement for each pension plan) and (ii) life insurance programs and nonqualified deferred compensation plans. Generally, except as may be provided in the Transition Services Agreement, each of our employees will cease active participation in Honeywell compensation and benefit plans as of the Spin-Off. The Employee Matters Agreement also provides that we will establish certain compensation and benefit plans for the benefit of our employees following the Spin-Off, including a 401(k) savings plan for U.S. employees, which will accept direct rollovers of account balances from the Honeywell 401(k) savings plan for any of our employees who elect to do so. Generally, following the Spin-Off, we will assume and be responsible for any annual bonus payments, including with respect to the year in which the Spin-Off occurs, and any other cash-based incentive or retention awards to our current and former employees. Honeywell long-term incentive compensation awards held by Solstice Advanced Materials employees will be treated as described in “Compensation Discussion and Analysis—Treatment of Long-Term Incentive Compensation in Connection with the Spin-Off.” The Employee Matters Agreement will incorporate the indemnification provisions contained in the Separation Agreement and described above. In addition, the Employee Matters Agreement will provide that we will indemnify Honeywell for certain employee-related liabilities associated with the Transition Services Agreement.
We have not yet finalized all of the terms of the Employee Matters Agreement, and we intend to include additional details on the terms of the Employee Matters Agreement in an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part. This summary of the Employee Matters Agreement is qualified in its entirety by reference to the full text of the form of Employee Matters Agreement, which will be filed as an exhibit to such Registration Statement on Form 10.
Agreements Governing Intellectual Property
In connection with the Spin-Off, Honeywell and Solstice Advanced Materials will enter into an intellectual property cross-license agreement (the “Intellectual Property Cross-License Agreement”) and a trademark license agreement (the “Trademark License Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to certain intellectual property allocated to each of Honeywell and Solstice Advanced Materials under the Separation Agreement that is related to the other party’s businesses.
Intellectual Property Cross-License Agreement
Pursuant to the Intellectual Property Cross-License Agreement, each of Solstice Advanced Materials and Honeywell, and their respective affiliates, will grant and receive            licenses to and from each other in respect of certain patents, know-how (including trade secrets) and copyrights allocated under the Separation Agreement to use in their respective businesses and           . The Intellectual Property Cross-License Agreement will expire on a licensed patent-by-licensed patent and licensed copyright-by-licensed copyright basis upon expiration of the relevant intellectual property and will be perpetual with respect to all other intellectual property licensed by each of us and Honeywell, and will otherwise be non-terminable except           . In addition, the agreement will be assignable in whole or in relevant part to           , but will not otherwise be assignable without consent.
We have not yet finalized all of the terms of the Intellectual Property Cross-License Agreement, and we intend to include additional details on the terms of the Intellectual Property Cross-License Agreement in an amendment to the

Confidential Treatment Requested by Solstice Advanced Materials, LLC
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Registration Statement on Form 10, of which this Information Statement forms a part. This summary of the Intellectual Property Cross-License Agreement is qualified in its entirety by reference to the full text of the form of Intellectual Property Cross-License Agreement, which will be filed as an exhibit to such Registration Statement on Form 10.
Trademark License Agreement
The Trademark License Agreement will provide Solstice Advanced Materials with a transitional period of time to phase out our use of certain names, trademarks and brands owned by or allocated to Honeywell under the Separation Agreement. Under the Trademark License Agreement, Honeywell and its affiliates will license to us            for use in connection with           . The trademark license will be           . Such license will be transitional in nature and will last for up to            years from the Distribution Date and will not be terminable by Honeywell other than in connection with           .
We have not yet finalized all of the terms of the Trademark License Agreement, and we intend to include additional details on the terms of the Trademark License Agreement in an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part. This summary of the Trademark License Agreement is qualified in its entirety by reference to the full text of the form of Trademark License Agreement, which will be filed as an exhibit to such Registration Statement on Form 10.
Other Agreements
In certain limited cases, we (or our applicable subsidiary) will enter into certain sub-leases with Honeywell (or its applicable subsidiary) pursuant to which a portion of certain sites currently leased from third parties under operating leases will be sub-leased to us, Honeywell or one of our or Honeywell’s applicable subsidiaries until the end of the term of the primary lease.
In addition, we or certain of our subsidiaries also intend to enter into certain other commercial services and supply agreements with Honeywell or certain of its subsidiaries, the terms and conditions and costs of which will be specified in each such agreement, which are intended to be on an arm’s length basis and on market terms.
Policy and Procedures Governing Related Party Transactions
Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons. We anticipate that this policy will provide that our Nominating and Governance Committee review each of Solstice Advanced Materials’ transactions involving an amount exceeding $120,000 and in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Nominating and Governance Committee will approve or ratify only those transactions that are fair and reasonable to Solstice Advanced Materials and in our and our stockholders’ best interests.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF OUR CAPITAL STOCK
General
Prior to the Spin-Off and following our conversion into a Delaware corporation, Honeywell, as our sole shareowner, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-Laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-Laws and certain provisions of Delaware law and is qualified in its entirety by reference to these documents. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws in their entirety, which will be filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.
Distribution of Securities
During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.
Authorized Capital Stock
Immediately following the Spin-Off, our authorized capital stock will consist of                 shares of common stock, par value $0.01 per share, and                     shares of preferred stock                 .
Common Stock
Shares Outstanding
Immediately following the Distribution, we estimate that approximately            shares of our common stock will be issued and outstanding, based on shares of Honeywell common stock outstanding as of           2025. The actual number of shares of our common stock outstanding immediately following the Distribution will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date and will reflect any issuance of new shares or exercise of outstanding options pursuant to Honeywell’s equity plans and any repurchases of Honeywell shares by Honeywell pursuant to its common stock repurchase program, in each case on or prior to the Record Date.
Dividends
Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”
Voting Rights
Each holder of a share of our common stock will be entitled to one vote for each such share held in his or her name on the stock record of Solstice Advanced Materials upon all questions presented to our shareowners (other than those reserved to the holders of our preferred stock pursuant to applicable law or the provision of the certificate of designations creating that series) and our common stock will have the exclusive right to vote for the election of directors (other than those directors, if any, elected by the holders of our preferred stock pursuant to applicable law or the provision of the certificate of designations creating that series) and for all other purposes. All corporate actions, other than the removal of directors until the 2028 annual meeting of shareowners and the amendment of certain provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
until the 2028 annual meeting of shareowners, are decided by a majority vote of shares present in person or represented by proxy and entitled to vote on the subject matter.
Quorum
The holders of a majority of the shares of our capital stock entitled to vote at a shareowners’ meeting constitute a quorum at such meeting. In the absence of a quorum, the chair of the meeting or a majority in interest of those present in person or represented by proxy and entitled to vote at the meeting may adjourn the meeting from time to time until a quorum shall be present.
Election of Directors
Directors are generally elected by a majority of the votes cast by holders of our common stock at a meeting for the election of directors where there is a quorum. However, directors are elected by a plurality of the votes cast by holders of our common stock at a meeting for the election of directors where there is a quorum if, as of the record date for such meeting, the number of nominees exceeds the number of directors to be elected. A majority of the votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (excluding abstentions).
Other Rights
Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our shareowners.
Fully Paid
The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.
The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock or rights to redeem or convert their shares of common stock.
Preferred Stock
Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without shareowner approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.
Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws
Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws
Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareowner might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareowners. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.
•Classified Board. Our Amended and Restated Certificate of Incorporation will provide that, until the annual shareowner meeting in 2028, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the annual meeting of shareowners in 2026. The directors designated as Class II

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
directors will have terms expiring at the following year’s annual meeting in 2027, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting in 2028. Commencing with the annual meeting in 2026, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2028 annual meeting. Beginning at the 2028 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will therefore no longer be divided into three classes. Before our Board is declassified, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.
•Removal. Our Amended and Restated Certificate of Incorporation will provide that (i) prior to the 2028 annual meeting of shareowners, our shareowners may remove directors only for cause and only by the affirmative vote of the holders of at least 66 2/3% of our voting stock and (ii) at or following the 2028 annual meeting of shareowners, our shareowners may remove directors, with or without cause, only by the affirmative vote of holders of at least a majority of our voting stock.
•Size of our Board. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws will provide that, until the 2028 annual meeting of shareowners, the number of directors on our Board may be determined from time to time only by the vote of a majority of the then authorized number of directors. At or following the 2028 annual meeting of shareowners, the authorized number of directors may be determined from time to time either by a vote of a majority of the then authorized number of directors or by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.
•Vacancies. Delaware law provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the shareowners having the right to vote as a single class may be filled by a majority of the directors then in office, unless the governing documents of a corporation provide otherwise. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws provide that vacancies occurring in our Board resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of our Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office until the annual meeting of shareowners at which the full term of office of the class to which such director has been elected expires and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation, disqualification or removal.
•No Shareowner Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our shareowners to act by written consent. Shareowner action must take place at an annual meeting or at a special meeting of our shareowners.
•Special Shareowner Meetings. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws will provide that, prior to the 2028 annual meeting of shareowners, only our Chief Executive Officer, Chairman of the Board, or a majority of our Board will be able to call a special meeting of shareowners. From and including the 2028 annual meeting of shareowners, a special meeting of shareowners may be called by the Secretary upon the written request of holders owning not less than 15% of our common stock as of the date of the request.
•Requirements for Advance Notification of Shareowner Nominations and Proposals. Our Amended and Restated By-Laws will establish advance notice procedures with respect to shareowner proposals and nomination of candidates for election as directors. Generally, such proposal will be made not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting. For purposes of the first annual meeting, proposals must be made not later than the close of business on           , nor earlier than the close of business on                . These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareowner proposals if the proper procedures are not followed and of discouraging or deterring a third party

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareowners.
•Cumulative Voting. The DGCL provides that shareowners are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation will not provide for cumulative voting.
•Amendments to Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation will provide that the provisions of our Amended and Restated Certificate of Incorporation may only be amended in the manner prescribed by the DGCL, except that until the 2028 annual meeting of shareowners, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of our capital stock entitled to vote on such amendment will be required to amend certain provisions relating to: (i) the classification, size, term, election, removal, nomination and filling of vacancies with respect to our Board; (ii) the ability to call special meetings of shareowners; (iii) the amendment of certain provisions of the By-Laws (as further described below); and (iv) any provision relating to the amendment of such provisions.
•Amendments to By-Laws. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws will provide that the provisions of our Amended and Restated By-Laws may only be amended by our Board or by the affirmative vote of the holders of a majority of all of the shares of our capital stock then entitled to vote thereon, voting together as a single class, except that until the 2028 annual meeting of shareowners, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of our capital stock entitled to vote on such amendment will be required to amend certain provisions relating to: (i) the ability to call special meetings of shareowners; (ii) the size, removal and filling of vacancies with respect to our Board; and (iii) any provision relating to the amendment of such provisions.
•Issuance of Preferred Stock. Our Amended and Restated Certificate of Incorporation will provide that our Board will have the authority to issue preferred stock through the adoption of resolutions and without requiring shareowner approval.
Delaware Takeover Statute
We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested shareowner for a period of three years following the date that such shareowner became an interested shareowner.
Limitation on Liability of Directors and Indemnification of Directors and Officers
Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareowners for monetary damages for certain breaches of directors’ fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation will include such an exculpation provision. Our Amended and Restated Certificate of Incorporation will include provisions that require us to indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors and officers for monetary damages for actions taken as a director, officer or agent of ours, or for serving at our request as a director, officer or agent at another corporation or enterprise, as the case may be. Our Amended and Restated Certificate of Incorporation will also provide that we must indemnify and advance reasonable expenses to our directors and officers subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated Certificate of Incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect Solstice Advanced Materials and its directors, officers and agents for certain liabilities.
The limitation of liability and indemnification provisions that will be included in our Amended and Restated Certificate of Incorporation may discourage shareowners from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareowners. However, these provisions will not limit or eliminate our rights, or those of any shareowner, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that in a class action, derivative or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.
Exclusive Forum
Our Amended and Restated By-Laws will provide, in all cases to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Solstice Advanced Materials, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Solstice Advanced Materials to Solstice Advanced Materials or Solstice Advanced Materials’ shareowners, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S., shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting solely a cause of action arising under the Securities Act.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be                .
Listing
We intend to apply to list our common stock on Nasdaq, under the ticker symbol “      .”

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Honeywell shareowners will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part and such references are intended to be inactive textual references only.
As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.
You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:
Investor Relations
Solstice Advanced Materials, LLC
115 Tabor Road
Morris Plains, NJ 07950
We also intend to maintain a website at                , at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our investor relations website provides notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs.
We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with GAAP and audited and reported on by an independent registered public accounting firm.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)
Combined Financial Statements
As of December 31, 2024 and 2023 and for the Years Ended December 31, 2024, 2023, and 2022

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and Board of Directors of Honeywell International Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of Solstice Advanced Materials (A Business of Honeywell International Inc.) (the "Company") as of December 31, 2024 and 2023, and the related combined statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of a Matter
As described in Note 1 to the financial statements, the accompanying combined financial statements have been derived from the historical accounting records maintained by Honeywell International Inc. (“Honeywell”) as if the operations of the Company had been conducted independently from Honeywell and were prepared on a stand-alone basis in accordance with accounting principles generally accepted in the United States of America. These financial statements may not be indicative of what they would have been had the Company operated as an independent, stand-alone entity.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Completeness of Carve-Out Adjustments – Refer to Note 1 to the financial statements
Critical Audit Matter Description
The Company recorded an allocation of expenses related to certain Honeywell corporate functions based on a proportion of net sales and includes certain assets and liabilities held by Honeywell that are specifically identifiable or otherwise attributable to the Company (the “carve-out adjustments”). The identification of these expenses, assets, and liabilities requires significant judgement by the Company’s management.
Given the complexity in identifying certain of these expenses, assets, and liabilities and judgements necessary to estimate them, auditing the carve-out adjustments required both extensive audit effort due to the volume and complexity of the adjustments and a high degree of auditor judgement when performing audit procedures and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the completeness of certain carve out related adjustments included the following, among others:
•We assessed the completeness of carve-out adjustments by developing an expectation based on adjustments recorded in prior carve-out financial statements prepared by Honeywell.
•We assessed the reasonableness of management’s process for identifying assets, liabilities, and expenses attributable to the Company.
•We assessed the reasonableness of management’s methods and assumptions for allocating expenses related to certain Honeywell corporate functions.
•We performed detail transaction testing over carve-out adjustments recorded, including:
oEvaluating the completeness of the carve-out adjustments recorded.
oFor certain of the carve-out adjustments, with the assistance of our internal specialists, testing the source information underlying the determination of the allocation.
/s/ DELOITTE & TOUCHE LLP
Morristown, New Jersey
May 1, 2025
We have served as the Company’s auditor since 2024.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)
COMBINED STATEMENTS OF OPERATIONS
(Dollars in millions)

	Years Ended December 31,
	2024	2023	2022
Product sales[1]	$3,453	$3,424	$3,439
Service sales[2]	317	225	148
Net sales	3,770	3,649	3,587
Costs, expenses and other
Cost of products sold[3]	2,214	2,149	2,099
Cost of services sold	250	217	85
Total cost of products and services sold	2,464	2,366	2,184
Research and development expenses	83	81	79
Selling, general and administrative expenses	398	378	357
Other expense (income)	15	(6)	3
Interest and other financial charges	13	16	21
Total costs, expenses and other	2,973	2,835	2,644
Income before taxes	797	814	943
Income tax expense	192	195	211
Net income	605	619	732
Less: Net income (loss) attributable to noncontrolling interest	11	(2)	14
Net income attributable to Solstice Advanced Materials	$594	$621	$718
__________________
1.Product sales include related party product sales of $95 million, $111 million, and $107 million, for periods ending December 31, 2024, 2023, and 2022, respectively.
2.Service sales include related party service sales of $30 million, $0 million, and $0 million, for periods ending December 31, 2024, 2023, and 2022, respectively.
3.Cost of products sold include related party cost of products sold of $15 million, $21 million, and $34 million, for periods ending December 31, 2024, 2023, and 2022, respectively.
The Notes to the Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)

	Years Ended December 31,
	2024	2023	2022
Net income	$605	$619	$732
Other comprehensive (loss) income, net of tax
Foreign exchange translation adjustment	(62)	7	(60)
Pension and other postretirement benefit adjustments	(4)	(2)	2
Cash flow hedges recognized in other comprehensive income	20	10	22
Less: Reclassification adjustment for gains included in net income	(9)	(2)	(24)
Changes in fair value of cash flow hedges	11	8	(2)
Total other comprehensive (loss) income, net of tax	(55)	13	(60)
Comprehensive income	$550	$632	$672
The Notes to the Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)
COMBINED BALANCE SHEETS
(Dollars in millions)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$661	$606
Accounts receivable, less allowances of $7 and $11, respectively[1]	569	620
Inventories	558	552
Other current assets	73	92
Total current assets	1,861	1,870
Property, plant and equipment – net	1,746	1,638
Goodwill	806	814
Other intangible assets – net	35	41
Deferred income taxes	3	2
Product loans receivable[2]	264	—
Other assets[3]	289	292
Total assets	$5,004	$4,657
LIABILITIES
Current liabilities:
Accounts payable[4]	$778	$772
Accrued liabilities[5]	305	353
Total current liabilities	1,083	1,125
Deferred income taxes	179	184
Product loans payable	293	32
Other liabilities	267	288
Total liabilities	1,822	1,629
EQUITY
Net Parent investment	3,471	3,269
Accumulated other comprehensive loss	(213)	(158)
Total Net Parent investment	3,258	3,111
Noncontrolling interest	(76)	(83)
Total equity	3,182	3,028
Total liabilities and equity	$5,004	$4,657
__________________
1.Accounts receivable include related party receivables of $40 million and $44 million, as of December 31, 2024 and 2023, respectively.
2.Product loans receivable include related party loans receivables of $156 million and $0 million as of December 31, 2024 and 2023, respectively.
3.Other assets include related party long-term receivables of $7 million and $0 million as of December 31, 2024 and 2023, respectively.
4.Accounts payable include related party accounts payables of $3 million and $7 million as of December 31, 2024 and 2023, respectively.
5.Accrued liabilities include related party payables of $60 million and $53 million as of December 31, 2024 and 2023, respectively.
The Notes to the Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)
COMBINED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$605	$619	$732
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	175	170	146
Amortization	42	51	7
Equity income of affiliated companies	(19)	(17)	(21)
Gain on sale of fixed assets	—	(9)	—
Stock compensation expense	17	18	17
Deferred income taxes	(6)	(36)	6
Other	—	11	2
Changes in assets and liabilities
Accounts receivable[1]	40	(134)	(54)
Inventories	(16)	(78)	(120)
Other current assets	(3)	(14)	(14)
Accounts payable[2]	12	78	54
Deferred income and customer advances	(20)	53	(3)
Accrued liabilities[3]	44	19	(18)
Other[4]	(29)	29	25
Net cash provided by operating activities	842	760	759
Cash flows from investing activities:
Capital expenditures	(296)	(299)	(254)
Cash paid for long-life catalysts and deferred maintenance	(1)	(33)	(50)
Proceeds from disposals of property, plant, and equipment	—	11	—
Other	(1)	(3)	(1)
Net cash used for investing activities	(298)	(324)	(305)
Cash flows from financing activities:
Net transfers to Parent	(414)	(345)	(307)
Finance lease payments	(39)	(33)	(24)
Net cash used for financing activities	(453)	(378)	(331)
Effect of foreign exchange rate changes on cash and cash equivalents	(36)	(1)	(37)
Net increase in cash and cash equivalents	55	57	86
Cash and cash equivalents at beginning of period	606	549	463
Cash and cash equivalents at end of period	$661	$606	$549

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83

	Years Ended December 31,
	2024	2023	2022
Supplemental cash flow information:
Income taxes paid, net of refunds	22	24	11
Interest paid on finance leases	10	17	20
Purchases of property, plant, and equipment included in accounts payable	39	54	79
_________________
1.Includes decrease/(increase) in related party receivables of $4 million, $(10) million, and $(17) million for periods ending December 31, 2024, 2023, and 2022, respectively.
2.Includes (decrease)/increase in related party accounts payables of $(4) million, $(6) million, and $9 million for periods ending December 31, 2024, 2023, and 2022, respectively.
3.Includes increase in related party accrued liabilities of $7 million, $6 million, and $5 million for periods ending December 31, 2024, 2023, and 2022, respectively.
4.Includes (increase) in related party long-term receivable of $(7) million for period ending December 31, 2024.
The Notes to the Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

COMBINED STATEMENTS OF EQUITY
(Dollars in millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
Balance as of January 1, 2022	$2,542	$(111)	$(95)	$2,336
Net income	718	—	14	732
Foreign exchange translation adjustment	—	(60)	—	(60)
Pension and other postretirement benefit adjustments	—	2	—	2
Changes in fair value of cash flow hedges	—	(2)	—	(2)
Net transfers to Parent	(287)	—	(3)	(290)
Balance as of December 31, 2022	$2,973	$(171)	$(84)	$2,718
Net income	621	—	(2)	619
Foreign exchange translation adjustment	—	7	—	7
Pension and other postretirement benefit adjustments	—	(2)	—	(2)
Changes in fair value of cash flow hedges	—	8	—	8
Net transfers to Parent	(325)	—	3	(322)
Balance as of December 31, 2023	$3,269	$(158)	$(83)	$3,028
Net income	594	—	11	605
Foreign exchange translation adjustment	—	(62)	—	(62)
Pension and other postretirement benefit adjustments	—	(4)	—	(4)
Changes in fair value of cash flow hedges	—	11	—	11
Net transfers to Parent	(392)	—	(4)	(396)
Balance as of December 31, 2024	$3,471	$(213)	$(76)	$3,182
The Notes to the Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
SOLSTICE ADVANCED MATERIALS
(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Dollars in millions, unless otherwise noted)
Note 1. Business Overview and Basis of Presentation
The accompanying Combined Financial Statements and notes present the combined results of operations, financial position and cash flows of the Solstice Advanced Materials business (“Solstice Advanced Materials,” the “Business” or the “Company”) of Honeywell International Inc. (“Honeywell” or “Parent”). The Company is a global specialty chemicals and advanced materials company with positions in refrigerants, semiconductor materials, protective fibers, and healthcare packaging. The Company manages and reports its operating results through its two reportable segments: (i) Refrigerants & Applied Solutions and (ii) Electronic & Specialty Materials, in accordance with Accounting Standards Codification (“ASC”) 280, Segment Reporting. The remainder of the Business’ operations are presented in Corporate and All Other, which is not a reportable business segment.
On October 8, 2024, Honeywell announced its plan to spin-off its Advanced Materials business into an independent, U.S. publicly traded company. The spin-off is expected to be completed through a tax-free pro rata distribution of all of the outstanding shares of common stock of Honeywell to Honeywell stockholders.
For the years presented in these Combined Financial Statements, the Business historically operated as part of Honeywell’s Energy and Sustainability Solutions reportable business segment; consequently, separate financial statements have not historically been prepared for the Business. The Combined Financial Statements have been derived from Honeywell’s historical accounting records as if the operations of the Business had been conducted independently from Honeywell and were prepared on a stand-alone basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The Combined Financial Statements include all revenues and costs directly attributable to the Business and an allocation of expenses related to certain Honeywell corporate functions (refer to Note 3 – Related Party Transactions). These expenses are allocated to the Business based on a proportion of net sales. The Business and Honeywell consider these allocations to be a reasonable reflection of the utilization of services or the benefits received. However, the allocations may not be indicative of the actual expenses that would have been incurred had the Business operated as an independent, stand-alone entity, nor are they indicative of future expenses of the Business.
The Combined Financial Statements include assets and liabilities specifically attributable to the Business and certain assets and liabilities held by Honeywell that are specifically identifiable or otherwise attributable to the Business. Honeywell uses a centralized approach to cash management and financing of its operations. Accordingly, a substantial portion of the Business’ cash accounts are regularly cleared to the Parent at Honeywell’s discretion and Honeywell funds the Business’s operating and investing activities as needed. Transfers of cash between Honeywell and the Business are included within Net transfers to Parent on the Combined Statements of Cash Flows and the Combined Statements of Equity. Cash and cash equivalents in the Combined Financial Statements represent cash and cash equivalents held by, or amounts otherwise attributable to, the Business. Honeywell’s long-term debt and related interest expense are not attributed to the Business for any of the periods presented as the Business is not the legal obligor of such borrowings and Honeywell’s borrowings are not directly attributable to the Business. This arrangement is not reflective of the debt costs the Business would have incurred had it been a stand-alone business separate from Honeywell during the periods presented.
The historical results of operations, financial position and cash flows of the Business presented in these Combined Financial Statements may not be indicative of what they would have been had the Business been an independent stand-alone entity, nor are they necessarily indicative of the Business’ future combined results of operations, financial position, and cash flows.
All intercompany transactions and balances within the Business have been eliminated. Transactions between the Business and Honeywell are deemed to have been settled immediately through Net Parent investment. The net effect

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to Parent within financing activities and in the Combined Balance Sheets as Net Parent investment.
Note 2. Summary of Significant Accounting Policies
Principles of Combination
The Combined Financial Statements include the accounts of Solstice Advanced Materials, as well as entities in which a controlling interest is maintained. For those entities in which the Company controls and its ownership is less than 100%, the outside shareowners’ interests are shown as Noncontrolling interest on the Combined Balance Sheets. Investments in companies in which the Company, directly or indirectly, owns a 20% to 50% interest, or has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. As a result, Solstice Advanced Materials’ share of the earnings or losses of such equity affiliates is included within Other expense (income) in the Combined Statements of Operations, and the Company’s investment is reflected within Other assets in the Combined Balance Sheets. Refer to Note 18 – Investments for further details.
The Company assesses the requirements related to variable interest entities (“VIE”), including a qualitative assessment of power and economics that considers which entity has the power to direct the activities that most significantly impact the VIEs economic performance, and has the right to receive any benefits or the obligation to absorb any losses of the VIE. The Company consolidates all VIEs where the Company is the primary beneficiary. Refer to Note 18 – Investments for further details.
Recent Accounting Pronouncements
The Company considers the applicability and impact of all Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Company’s Combined Statements of Operations, Combined Balance Sheets and Combined Statements of Cash Flows.
In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires companies to disclose additional information about the types of expenses in commonly presented expense captions. The new standard requires tabular disclosure of specified natural expenses in certain expense captions, a qualitative description of amounts that are not separately disaggregated, and disclosure of the Company's definition and total amount of selling expenses. The ASU should be applied prospectively for annual reporting periods beginning after December 15, 2026, with retrospective application and early adoption permitted. The Company is currently evaluating the impacts of this guidance on the Company’s Combined Financial Statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, this ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is currently evaluating the impacts of this guidance on the Company’s Combined Financial Statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to enhance the disclosures about segment expenses. The new standard requires the disclosure of the Company’s Chief Operating Decision Maker (“CODM”), expanded incremental line-item disclosures of significant segment expenses used by the CODM for decision-making, and the inclusion of previous annual only segment disclosure requirements on a quarterly basis. This ASU should be applied retrospectively for fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company adopted this guidance on January 1, 2024 and provided the required disclosure for the years ended December 31, 2024, 2023 and 2022. Refer to Note 20 – Segment Financial Data.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations, which requires joint ventures (“JVs”) to initially measure its assets and liabilities at fair value on the formation date. The guidance will be effective prospectively to all JVs formed on or after January 1, 2025, with early adoption permitted. The Company will adopt the guidance and apply the provisions of ASU 2023-05 to JVs formed on or after January 1, 2025.
In September 2022, the FASB issued ASU 2022-04, Liabilities – Supplier Finance Programs (Topic 405): Disclosure of Supplier Finance Program Obligations, to enhance the transparency of supplier finance programs. The new standard requires annual disclosure of the key terms of the program, a description of where in the financial statements amounts outstanding under the program are presented, a rollforward of such amounts, and interim disclosure of amounts outstanding as of the end of each period. The guidance does not affect recognition, measurement, or financial statement presentation of supplier finance programs. The ASU is effective on January 1, 2023, except for the rollforward, which is effective on January 1, 2024. The Company adopted this guidance on January 1, 2023. The adoption of this standard does not have a material impact on the Company’s Combined Financial Statements.
Use of Estimates
The Company prepares its Combined Financial Statements in conformity with GAAP. In doing so, the Company is required to make estimates and assumptions that affect the amounts reported in the Combined Financial Statements and accompanying notes. The Company bases these estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The Company’s actual results may differ materially from these estimates. Significant estimates inherent in the preparation of these Combined Financial Statements include, but are not limited to, accounting for allocation of expenses related to certain Honeywell corporate functions, evaluation of goodwill and other intangible assets for impairment, environmental liabilities, asset retirement obligations (“ARO”), pensions and income taxes.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. The Company participates in Honeywell’s cash management and financing programs. The cash reflected on the Combined Balance Sheets represents cash on hand at certain foreign and domestic locations which do not participate in Honeywell’s centralized cash management program and are specifically identifiable to the Business.
Inventories
Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. Carrying value adjustments for inventory obsolescence are equal to the difference between cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost, less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 50 years for buildings and improvements and three to 16 years for machinery and equipment. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset’s useful life.
Repair and Maintenance
Repair and maintenance costs, other than major maintenance costs, are expensed as incurred and included within Cost of products and services sold.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
The Company accounts for planned major maintenance activities in accordance with ASC 360, Property, Plant, and Equipment, and has selected the deferral method to account for its planned major maintenance activities. Under the deferral method, major maintenance costs are capitalized and amortized over a period of one year on a straight-line basis, which is generally the time of the next scheduled major maintenance. Major maintenance costs are capitalized as part of Other current assets in the Combined Balance Sheets when incurred.
Goodwill and Indefinite-Lived Intangible Assets
The Company recognizes goodwill and indefinite-lived intangible asset balances in conjunction with business combinations, with amounts being recorded at their respective fair values upon the closing of a transaction. Subsequent to the closing of a business combination, the Company evaluates and books adjustments, as applicable, to the preliminary amounts recorded over the relevant measurement period, which is not to exceed one year from the acquisition date.
Goodwill and indefinite-lived intangible assets are subject to impairment testing annually as of the first day of the fourth quarter, or if a triggering event occurs or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. The Company completed its annual goodwill and indefinite-lived intangible assets impairment tests for the years ended December 31, 2024, 2023, and 2022 and determined that there was no impairment as of each of those dates.
Definite-Lived Intangible Assets
The Company recognizes definite-lived intangible asset balances in conjunction with business combinations, with amounts being recorded at their respective fair values upon the closing of a transaction. Subsequent to the closing of a business combination, the Company evaluates and books adjustments, as applicable, to the preliminary amounts recorded over the relevant measurement period, which is not to exceed one year from the acquisition date.
Other intangible assets with definite lives consist of customer lists, technology and patents, and other intangibles and are amortized over their estimated useful lives, ranging from two to 20 years.
Product Loans
The Company enters into both lending and borrowing arrangements for quantities of uranium ore as part of its ongoing operations. During 2024, the Company entered into separate agreements to lend quantities of uranium ore, which are reflected as product loans receivable, and to borrow quantities of uranium ore, which are reflected as product loans payable. These agreements settle on December 31, 2026. As both the loans receivable and loans payable may be settled in cash, they are both separately measured at fair value on a quarterly basis. As of December 31, 2024, uranium ore product loans receivable and product loans payable reflected in the Combined Balance Sheets were $264 million, respectively.
Under the terms of the agreements, the Company is entitled to loan fees from the borrower which are billed over the term of the contract and recognized at inception of the loan as service sales. The Company records trade accounts receivables and unbilled receivables for the invoiced and non-invoiced balances, respectively.
The Company enters into agreements to borrow quantities of uranium hexafluoride to fulfil customer orders for committed contracts. As of December 31, 2024 and December 31, 2023, uranium hexafluoride product loans payable reflected in the Combined Balance Sheets were $29 million and $52 million, respectively.
Foreign Currency Translation
Assets and liabilities of operations outside of the United States (“U.S.”) with a functional currency other than the U.S. dollar are translated into U.S. dollars using year-end exchange rates. Sales, costs, and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Leases
At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. This assessment evaluates (i) whether the contract involves the use of a distinct identified asset, (ii) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (iii) whether the Company has the right to direct the use of the asset.
All significant lease arrangements are recognized at lease commencement. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at commencement. An ROU asset and corresponding lease liability are not recorded for leases with an initial term of 12 months or less (short-term leases), and the Company recognizes lease expense for these leases as incurred over the lease term.
ROU assets represent the Company’s right to use an underlying asset during the reasonably certain lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.
Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in determining the lease liability. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. Lease expense is recognized on a straight-line basis over the lease term. The Company’s lease agreements with lease and non-lease components are accounted for separately.
The Company evaluates leases to determine if they are operating leases or finance leases, which, in turn, determines the appropriate accounting processes. Operating lease ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term. The operating lease ROU asset includes any lease payments related to initial direct cost and prepayments and excludes lease incentives. Finance leases are recorded as a finance lease liability and property, plant and equipment – net, based on the present value of lease payments. The asset is depreciated, and the liability is amortized with interest expense incurred over the life of the lease. The Company continually evaluates any change in classification from finance leases to operating leases.
The Company primarily uses its incremental borrowing rate in determining the present value of the lease payments. In determining the borrowing rate, the Company considers the lease term, secured incremental borrowing rate, and for leases denominated in a currency different than the U.S. dollar, the collateralized borrowing rate in the foreign currency using the U.S. dollar and foreign currency swap spread, when available.
Defined Benefit Plans
Honeywell-sponsored defined benefit plans
Many of the Company’s employees participate in defined benefit pension plans administered and sponsored by Honeywell. The Company does not record assets or liabilities to recognize the funded status of these plans because the Company is not the legal sponsor of these plans. The Combined Financial Statements reflect the cost for these plans as if they were multi-employer plans. Costs are allocated to the Company on a pro rata basis of net sales, utilizing the Business’ proportion of total Honeywell net sales in each respective year. These allocated costs reflect the Company’s employees’ proportionate share of total costs in the Honeywell plans in which they participate, as well as an allocation of Honeywell’s corporate costs for these plans.
Solstice Advanced Materials-sponsored defined benefit plans
Certain employees of the Company participate in unfunded defined benefit plans administered and sponsored by Solstice Advanced Materials. These plans cover non-U.S. employees and retirees in certain jurisdictions, principally in Germany. The related liabilities of these plans are included in Accrued liabilities and Other liabilities on the Combined Balance Sheets (refer to Note 17 – Postretirement Benefit Plans). The Company records the service cost component in Cost of products and services sold, Research and development expenses and Selling, general and administrative expenses in the Combined Statements of Operations.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Supply Chain Financing
Honeywell maintains agreements with third-party financial institutions that offer voluntary supply chain financing (“SCF”) programs to suppliers of the Company. The SCF programs enable suppliers, at their sole discretion, to sell their receivables to third-party financial institutions in order to receive payment on receivables earlier than the negotiated commercial terms between suppliers and the Company. Supplier sale of receivables to third-party financial institutions is on terms negotiated between the supplier and the respective third-party financial institution. The Company agrees on commercial terms for the goods and services procured from suppliers, including prices, quantities, and payment terms, which normally range between 60 to 120 days, regardless of whether the supplier elects to participate in the SCF programs. A suppliers’ voluntary participation in the SCF programs has no bearing on the Company's payment terms and the Company has no economic interest in a supplier’s decision to participate in the SCF programs. The Company agrees to pay participating third-party financial institutions the stated amounts of confirmed invoices from suppliers on the original maturity dates of the invoices.
Amounts outstanding related to SCF programs are included in Accounts payable in the Combined Balance Sheets. The following table summarizes the Company's outstanding obligations confirmed as valid related to the SCF programs for the years ended December 31, 2024, and 2023:

	Years Ended December 31,
	2024	2023
Confirmed obligations outstanding at the beginning of the year	$72	$81
Invoices confirmed during the year	198	185
Less: Confirmed invoices paid during the year	174	194
Confirmed obligations outstanding at the end of the year	$96	$72
Sales Recognition
Product and services sales are recognized when, or as, the Company transfers control of the promised products or services to its customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. The Company recognizes contract assets for goods exchanged under a contract that are not yet billable to the customer due to consignment inventory or specific shipping terms. These assets are later reclassified as trade receivables when invoiced, usually timed with the customer's use of the product. In most circumstances, the Company recognizes revenue for products and services at the point in time in which the underlying products or services transfer to the customer.
Service sales are primarily derived from the Company’s uranium conversion services. Revenue is measured based on the consideration specified in a contract with a customer. In a toll conversion arrangement, the Company is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The Company provides the converted uranium, based on the terms of the sales contract, at which point the specified quantity of converted uranium is transferred to the customer. At this point, the customer obtains control and revenue is recognized for the toll conversion services.
Revenues include estimates of variable consideration. The Company measures variable consideration at the most likely amount the Company will receive from customers. The terms of a contract or the historical business practice can give rise to variable consideration due to, but not limited to, cash-based incentives, rebates, performance awards, or credits. The Company estimates variable consideration using forecasts of Company performance and other information (historical, current and forecasted) reasonably available to the Company. Customers do not have the right to return products, except in limited circumstances.
Research and Development
Research and development costs for projects are expensed as incurred and included in Research and development expenses in the Combined Statements of Operations.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Income Taxes
Income taxes, as presented in the Combined Financial Statements attribute current and deferred income taxes of Honeywell to the Company’s stand-alone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by ASC 740, Income Taxes (“ASC 740”). Accordingly, the Company’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group members were separate taxpayers. As a result, actual transactions included in the consolidated financial statements of Honeywell may not be included in the separate Combined Financial Statements of the Company. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of the Company may not be reflected in the consolidated financial statements and tax returns of Honeywell. Therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in Honeywell’s consolidated financial statements. As such, the income taxes of the Company as presented in the Combined Financial Statements may not be indicative of the income taxes that the Company will generate in the future.
The Company’s deferred tax assets and liabilities represent differences between the tax bases of assets and liabilities and their reported amounts in the Combined Financial Statements, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company reduces deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized.
Since the Company’s results are included in the Parent’s consolidated tax returns, payments to certain tax authorities are made by the Parent and not by the Company. For tax jurisdictions where the Company is included with the Parent in a consolidated tax filing, the Company does not maintain taxes payable to or from the Parent. The payments are deemed to be settled immediately with the legal entities paying the tax in the respective tax jurisdictions and are reflected in the Combined Statements of Cash Flows as Net transfers to Parent within financing activities and in the Combined Balance Sheets as Net Parent investment.
The Company uses significant judgment to evaluate tax positions. The Company establishes reserves for income taxes when, despite the belief that tax positions are fully supportable, certain positions remain that do not meet the minimum recognition threshold. The Company establishes uncertain tax positions when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various federal, state, and foreign tax authorities. The Company assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of the provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability, and deferred taxes in the period in which the facts that give rise to a change in estimate become known.
Litigation
Company accrues for litigation matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. When a material loss contingency is reasonably possible, but not probable, the Company does not record a liability, but instead discloses the nature of the matter and an estimate of the loss or range of loss, to the extent such estimate can be made. Legal costs, such as outside counsel fees and expenses, are charged to expense in the period that services are rendered.
Environmental
The Company accrues costs related to environmental matters when it is probable that it has incurred a liability related to a contaminated site and the amount can be reasonably estimated. See Note 19 Commitments and Contingencies for additional information.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 3. Related Party Transactions
Corporate Allocations
The Combined Financial Statements reflect allocations of certain expenses from Honeywell including, but not limited to, legal, accounting, information technology (“IT”), human resources and other infrastructure support. The allocation methods used is a pro rata basis of net sales, utilizing the Company’s proportion of total Honeywell revenue in each respective year, relative to the Honeywell expense cost pool. Allocations for management costs and corporate support services provided to the Company totaled $205 million, $201 million and $195 million for the years ended December 31, 2024, 2023 and 2022, respectively, and such amounts are included within Selling, general and administrative expenses in the Combined Statements of Operations. These corporate allocations include stock-based compensation expense allocated to the Company for corporate and shared employees of $12 million, $13 million and $11 million and U.S. pension service costs of $3 million, $3 million and $9 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Related Party Sales and Purchases
Product sales to affiliates
Product and service sales in the Combined Statements of Operations include sales to Honeywell or its affiliates of $125 million, $111 million and $107 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Certain of these product sales are cash-settled and reflected on the Combined Balance Sheets. Accounts receivable – net includes $40 million and $44 million of these transactions as of December 31, 2024, and 2023, respectively.
Purchases from affiliates
Purchases made by the Company from Honeywell or its affiliates were $22 million, $26 million and $41 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Accounts payable includes $3 million and $7 million as of December 31, 2024 and 2023, respectively, related to such transactions.
In addition to normal recurring purchases, the Company holds accrued liabilities to its ConverDyn JV partner of $60 million and $53 million as of December 31, 2024 and 2023, respectively.
Product loans
During 2024 the Company executed an agreement with an affiliate of its ConverDyn JV partner to provide quantities of uranium ore as a loan until December 31, 2026. Under the terms of the agreements the Company is entitled to a fixed fee, billed annually, over the term of the contract. Service net sales within the Combined Statements of Operations includes $30 million for the year ended December 31, 2024, related to this arrangement. As of December 31, 2024, the Combined Balance Sheets includes short-term and long-term unbilled Accounts receivable of $18 million and Product loans receivable of $156 million related to the loan fees receivable and the uranium ore Product loans receivable, respectively.
Cash Management and Net Parent Investment
Honeywell uses a centralized approach for the purpose of cash management and financing of its operations. The Company’s excess cash is transferred to Honeywell daily, and Honeywell funds the Company’s operating and investing activities as needed. The Company operates a centralized non-interest-bearing cash pool in the U.S. and regional interest-bearing cash pools outside of the U.S. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net Parent investment.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Parent Company Credit Support
Honeywell provides the Company with parent credit support in certain jurisdictions. To support the Company in selling products and services globally, Honeywell enters into contracts on behalf of the Company or issues Parent guarantees. Honeywell provides similar credit support for some non-customer related activities of the Company, including Parent guarantees for the decommissioning of nuclear facilities required by the Nuclear Regulatory Commission as well as environmental remediation of certain sites (refer to Note 19 Commitments and Contingencies for further details). There are no instances under the Company’s existing customer contracts requiring payments or performance under parent company guarantees. As such, the Company recorded no amounts related to parent company guarantees in the Combined Financial Statements as of or for the years ended December 31, 2024, 2023 and 2022.
Note 4. Revenue Recognition and Contracts with Customers
The Company has a comprehensive offering of products and services sold to a variety of customers in multiple end markets. See the following disaggregated revenue table and related discussions by reportable business segment for details:

	Years Ended December 31,
	2024	2023	2022
Refrigerants & Applied Solutions
Refrigerants	$1,302	$1,372	$1,285
Building Solutions and Intermediates	738	718	733
Alternative Energy Services	446	308	177
Healthcare Packaging	235	231	183
Net Refrigerants & Applied Solutions	2,721	2,629	2,378
Electronic & Specialty Materials
Research and Performance Chemicals	482	464	600
Electronic Materials	381	407	480
Safety and Defense Solutions	186	149	129
Net Electronic & Specialty Materials	1,049	1,020	1,209
Net Sales	$3,770	$3,649	$3,587
Contract Balances
The Company tracks progress on satisfying performance obligations under contracts with customers and records the related billings and cash collections on the Combined Balance Sheets in Accounts receivable – net and Other assets (unbilled receivables (contract assets)) and Accrued liabilities and Other liabilities (customer advances and deferred revenue (contract liabilities)). Unbilled receivables (contract assets) arise when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the terms of the contract. Contract assets are recognized when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the terms of the contract. Contract liabilities are recorded when customers remit contractual cash payments in advance of the Company satisfying performance obligations under contractual arrangements. Contract liabilities are derecognized when revenue is recorded.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. The following table summarizes the Company’s contract assets and liabilities balances:

	December 31,
	2024	2023
Contract assets - January 1	$26	$18
Contract assets - December 31	51	26
Change in Contract assets - increase	25	8
Contract liabilities - January 1	(59)	(6)
Contract liabilities - December 31	(39)	(59)
Change in Contract liabilities - decrease (increase)	20	(53)
Net change	$45	$(45)
For the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $45 million, $3 million and $3 million, respectively, that was previously included in the beginning balance of contract liabilities.
When contracts are modified to account for changes in contract specifications and requirements, the Company considers whether the modification either creates new or changes the existing enforceable rights and obligations. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. When the modifications include additional performance obligations that are distinct and at stand-alone selling price, they are accounted for as a new contract and performance obligations, which are recognized prospectively.
Performance Obligations
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is defined as the unit of account. The Company allocates a contract’s transaction price to each distinct performance obligation and recognizes revenue when, or as, the performance obligation is satisfied. When contracts with customers require highly complex integration or manufacturing services not separately identifiable from other promises in the contracts and, therefore, not distinct, then the entire contract is accounted for as a single performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation based on the estimated relative stand-alone selling price of each distinct good or service in the contract. For product sales, each product sold to a customer typically represents a distinct performance obligation. In such cases, the observable stand-alone sales are used to determine the stand-alone selling price.
Performance obligations are satisfied as of a point in time or over time. Performance obligations are supported by contracts with customers, providing a framework for the nature of the distinct goods, services or bundle of goods and services. The timing of satisfying the performance obligation is typically indicated by the terms of the contract. Substantially all of the Company’s revenue relates to transfer of control of products at a point in time.
As of December 31, 2024, the Company’s remaining performance obligations (“RPO”), which is the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied was approximately $2,496 million. RPO as of December 31, 2024 will be satisfied over the course of future periods. The Company’s disclosure of the timing for satisfying the performance obligation is based on the requirements of contracts with customers. The timing of satisfaction of the Company’s performance obligations does not significantly vary from the typical timing of payment. However, from time to time, these contracts may be subject to modifications, impacting the timing of satisfying the performance obligations. Performance obligations expected to be satisfied within one year and greater than one year are 32% and 68%, respectively.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 5. Other Expense (Income)
Other expense (income) consists of the following:

	Years Ended December 31,
	2024	2023	2022
Separation costs	$21	$—	$—
Foreign exchange loss – net	11	10	—
Equity income of affiliated companies	(19)	(17)	(21)
Environmental expenses	—	9	24
Other – net	2	(8)	—
Total Other expense (income)	$15	$(6)	$3
Note 6. Income Taxes
Income Before Taxes
The sources of income from continuing operations before income taxes are as follows:

	Years Ended December 31,
	2024	2023	2022
U.S.	$553	$569	$688
Non-U.S.	244	245	255
Total	$797	$814	$943
Tax Expense
Tax expense consists of the following:

	Years Ended December 31,
	2024	2023	2022
Current:
U.S. Federal	$97	$131	$97
U.S. State	36	40	52
Non-U.S.	65	60	56
Total current tax expense	198	231	205
Deferred:
U.S. Federal	(3)	(31)	10
U.S. State	(2)	(6)	(5)
Non-U.S.	(1)	1	1
Total deferred tax (benefit) expense	(6)	(36)	6
Total tax expense	$192	$195	$211

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
The U.S. federal statutory income tax rate is reconciled to the effective income tax rate as follows:

	Years Ended December 31,
	2024	2023	2022
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
Taxes on non-U.S. earnings[1]	2.9	2.3	1.5
Foreign-derived intangible income benefit	(1.4)	(1.8)	(2.9)
U.S. state income taxes	3.3	3.2	3.8
Research and development credits	(1.1)	(1.1)	(0.7)
Other	(0.6)	0.4	(0.3)
Effective income tax rate	24.1%	24.0%	22.4%
__________________
1.Includes U.S. taxes on non-U.S. earnings, net of foreign tax credits.
Deferred Tax Assets (Liabilities)
The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows:

	December 31,
	2024	2023
Deferred tax assets
Pension	$7	$7
Other accruals and reserves	29	24
Environmental reserves	14	14
Lease liabilities	38	51
Capitalized research & development	48	36
Other	11	11
Gross deferred tax assets	147	143
Valuation allowance	—	—
Total deferred tax assets	147	143
Deferred tax liabilities
Right-of-use assets	(47)	(56)
Outside basis difference	(9)	(12)
Intangible assets	(26)	(28)
Unremitted earnings of foreign subsidiaries	(44)	(37)
Property, plant and equipment	(197)	(192)
Total deferred tax liabilities	(323)	(325)
Net deferred tax liability	$(176)	$(182)
As of December 31, 2024, the Company recorded a $44 million deferred tax liability on all unremitted foreign earnings based on estimated earnings and profits of approximately $1.3 billion as of the combined balance sheet date. As of December 31, 2023, the Company recorded a $37 million deferred tax liability on all unremitted foreign earnings based on estimated earnings and profits of approximately $1.2 billion as of the combined balance sheet date.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Unrecognized Tax Benefits

	December 31,
	2024	2023	2022
Change in unrecognized tax benefits
Balance at beginning of year	$8	$8	$9
Gross increases related to current period tax positions	1	1	1
Gross increases related to prior period tax positions	—	—	—
Expiration of the statute of limitations for the assessment of taxes	—	—	—
Foreign currency translation	—	—	(1)
Settled with Parent through Net Parent investment	(1)	(1)	(1)
Balance at end of year	$8	$8	$8
As of December 31, 2024, 2023 and 2022, there were $8 million, $8 million and $8 million, respectively, of unrecognized tax benefits that if recognized would affect the effective tax rate.
The following table summarizes tax years that remain subject to examination by major tax jurisdictions as of December 31, 2024:

Open Tax Years
Jurisdiction	Examination in progress	Examination not yet initiated
U.S. Federal	2017-2021	2022-2024
U.S. State	2013-2022	2023-2024
China	2013-2024	N/A
Germany	2013-2020	2021-2024
Based on the outcome of these examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that certain unrecognized tax benefits for tax positions taken on previously filed tax returns will materially change from those recorded as liabilities in the Company's financial statements. It is not reasonably possible to estimate the increase or decrease in unrecognized tax benefits within the next 12 months.
Estimated interest and penalties related to the underpayment of income taxes are classified as a component of Income tax expense in the Combined Statement of Operations and totaled less than $1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Accrued interest and penalties were $1 million, $1 million, and less than $1 million as of December 31, 2024, 2023 and 2022, respectively.
The Company’s unrecognized tax positions are recorded within Other liabilities in the Combined Balance Sheets.
Note 7. Inventories

	December 31,
	2024	2023
Raw materials	$67	$105
Work in process	193	199
Finished products	298	248
Total Inventories	$558	$552

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 8. Property, Plant and Equipment – Net

	December 31,
	2024	2023
Land and improvements	$24	$26
Machinery and equipment	3,218	3,040
Buildings and improvements	623	612
Construction in progress	285	254
Total Property, plant and equipment	4,150	3,932
Less – Accumulated depreciation	(2,404)	(2,294)
Total Property, plant and equipment – net	$1,746	$1,638
The company recorded depreciation expense for property, plant, and equipment, of $175 million, $170 million and $146 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Note 9. Goodwill and Other Intangible Assets – Net
The below table summarizes the change in goodwill for the years ended December 31, 2024 and December 31, 2023, by segment:

	December 31, 2022	Currency Translation Adjustment	December 31, 2023	Currency Translation Adjustment	December 31, 2024
Refrigerants & Applied Solutions	$617	$2	$619	$(6)	$613
Electronic & Specialty Materials	194	1	195	(2)	193
Total Goodwill	$811	$3	$814	$(8)	$806
Other intangible assets are comprised of the following:

	December 31, 2024			December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-life intangibles
Customer relationships	$34	$(27)	$7	$34	$(25)	$9
Patents and technology	6	(4)	2	7	(4)	3
Other intangible assets	3	(2)	1	4	(2)	2
Total definite-life intangibles – net	43	(33)	10	45	(31)	14
Indefinite-life intangibles
Trademarks	25	—	25	27	—	27
Total Other intangible assets – net	$68	$(33)	$35	$72	$(31)	$41
Amortization expense related to intangible assets was $3 million for each of the years ended December 31, 2024, 2023 and 2022.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Estimated intangible asset amortization expense for each of the next five years are as follows:

Amount
2025	$3
2026	1
2027	1
2028	1
2029	1
Note 10. Other Assets

	December 31,
	2024	2023
Equity method investments	$146	$130
Right-of-use assets	90	108
Long-life catalysts – net	25	26
Long-term accounts receivable	15	1
Deferred maintenance – net	7	20
Capitalized software – net	6	6
Other	—	1
Total Other assets	$289	$292
The Company recorded amortization expense related to Deferred maintenance and Long-life catalysts of $37 million, $46 million, and $3 million for the years ended December 31, 2024, 2023, and 2022, respectively, recorded within Cost of products and services sold. Deferred maintenance primarily related to capitalized restart costs incurred for the Alternative Energy Services Facility (“AES Facility”). These items are amortized over their expected replacement period ranging from two to six years. Amortization expense for capitalized software was $2 million, $2 million, and $1 million for the years ended December 31, 2024, 2023, and 2022, respectively, recorded within Selling, general and administrative expenses.
Note 11. Leases
The Company’s operating lease portfolio includes corporate offices, Research and development facilities, manufacturing sites, IT equipment, rail cars, automobiles and certain other equipment. The majority of the Company’s leases have remaining lease terms of one year to 20 years, some of which include options to extend the leases for five years or more. Operating lease ROU assets are included in Other assets on the Combined Balance Sheets. The Company includes the current portion of operating lease liabilities in Accrued liabilities, and the non-current portion of operating lease liabilities in Other liabilities on the Combined Balance Sheets.
The Company’s finance leases relate to supplier arrangements where plants were constructed by two suppliers exclusively to fulfill the Company’s long-term purchases. The Company continually evaluates changes in classification from finance leases to operating leases. Finance lease assets are included in Property, plant, and equipment on the Combined Balance Sheets. The current portion of finance lease liabilities are included in Accrued liabilities, and the non-current portion of finance lease liabilities are included in Other liabilities on the Combined Balance Sheets.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
A portion of the Company’s real estate leases is subject to annual changes in the Consumer Price Index (“CPI”). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

	December 31,
	2024	2023	2022
Operating lease cost	$36	$24	$21
Short-term lease cost	—	2	7
Finance lease cost:
Amortization of right-of-use assets	18	20	17
Interest on lease liability	10	17	20
Total finance lease cost	28	37	37
Total lease cost	$64	$63	$65
Supplemental cash flow information related to leases was as follows:

	December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$34	$23	$21
Operating cash flows for finance leases	10	17	20
Financing cash flows for finance leases	39	33	24
Right-of-use assets obtained in exchange for lease obligations
Operating leases	20	47	2
Finance leases	—	1	67

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Supplemental combined balance sheet information related to leases was as follows:

	December 31,
	2024	2023
Operating leases:
Operating lease right-of-use assets	$90	$108

Accrued liabilities	$24	$25
Other liabilities	64	81
Total operating lease liabilities	$88	$106
Finance leases:
Property, plant and equipment	$196	$196
Accumulated depreciation	(102)	(85)
Property, plant and equipment – net	$94	$111
Accrued liabilities	$22	$39
Other liabilities	37	57
Total finance lease liabilities	$59	$96
Weighted-average remaining lease term (in years):
Operating leases	6	6
Finance leases	4	4
Weighted-average discount rate:
Operating leases	3.0%	2.8%
Finance leases	8.4%	12.7%
As of December 31, 2024, maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
2025	$26	$26
2026	18	12
2027	15	11
2028	10	11
2029	7	6
Thereafter	19	—
Total lease payments	95	66
Less: Interest	(7)	(7)
Total maturities of lease liabilities	$88	$59
Note 12. Fair Value Measurements
The accounting guidance for fair value measurements and disclosures establishes a three-level fair value hierarchy:
•Level 1 - Inputs are based on quoted prices in active markets for identical assets and liabilities.
•Level 2 - Inputs are based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities.
•Level 3 - One or more inputs are unobservable and significant.
Financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
The following table sets forth the Company’s financial assets and liabilities accounted for at fair value on a recurring basis:

	December 31, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Product loans receivable	$—	$264	$—	$—	$—	$—
Foreign currency exchange contracts	—	16	—	—	6	—
Total Assets	$—	$280	$—	$—	$6	$—
Liabilities
Product loans payable	$—	$264	$—	$—	$—	$—
Foreign currency exchange contracts	—	—	—	—	2	—
Commodity contracts	—	—	—	—	1	—
Total Liabilities	$—	$264	$—	$—	$3	$—
The Company values foreign currency exchange contracts and commodity contracts using broker quotations, or market transactions in either the listed or over-the-counter markets. As such, these derivative instruments are classified within level 2.
During 2024, the Company entered into separate agreements to lend quantities of uranium ore, which are reflected as product loans receivable, and to borrow quantities of uranium ore, which are reflected as product loans payable. As both the loans receivable and loans payable may be settled in cash, they are both separately measured on a quarterly basis at fair value which is derived using underlying uranium ore published industry average prices. As such, these instruments are classified within level 2.
The Company uses foreign currency exchange contracts to hedge foreign currency exposure. The foreign currency exchange contracts can be designated as cash flow hedges or not designated in qualifying hedging relationships under qualifying hedging activities. For the contracts designated as cash flow hedges, the Company records changes in fair value of the derivatives in Accumulated other comprehensive loss and subsequently recognized in earnings when the hedged items impact earnings. For contracts not designated as hedges, the Company records the changes in fair value in the Combined Statements of Operations based on the nature of the derivative contract and the underlying item. All derivatives instruments are presented within Accrued liabilities on the Combined Balance Sheets. As of December 31, 2024, and 2023, the Company held contracts with notional amounts of $741 million and $776 million, respectively, to exchange foreign currencies.
In addition, the Company entered into contracts to mitigate ethylene commodity price volatility and elected to apply hedge accounting to these contracts. The carrying value of cash and cash equivalents, trade accounts receivables and trade payables contained in the Combined Balance Sheets approximates fair value.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 13. Accrued Liabilities

	December 31,
	2024	2023
Customer rebates	$60	$53
ConverDyn JV partner payable	60	53
Income taxes	44	31
Compensation, benefits and other employee related	38	35
Operating lease liabilities	24	25
Finance lease liabilities	22	39
Separation costs	21	—
Environmental costs	6	2
Customer advances and deferred income	6	46
Product loans payable - current	—	20
Other	24	49
Total Accrued liabilities	$305	$353
Note 14. Other Liabilities

	December 31,
	2024	2023
Operating lease liabilities	$64	$81
Pension and other employee related	57	58
Environmental costs	47	52
Finance lease liabilities	37	57
Deferred income	33	13
Asset retirement obligation	17	16
Income taxes	9	10
Other	3	1
Total other liabilities	$267	$288
Note 15. Stock-Based Compensation Plans
Honeywell maintains stock-based compensation plans under which it grants stock options and restricted stock units to certain management level employees. Since the Company operated together with other Honeywell businesses, the Combined Statements of Operations reflects an allocation of these expenses on a specific identification basis for employees who exclusively supported the Company or, when specific identification is not practicable, a proportional cost allocation method primarily based on revenue or directly identifiable actual costs, depending on the nature of the services. The amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that the Company would have incurred as an independent company for the periods presented.
For the years ended December 31, 2024, 2023 and 2022, $17 million, $18 million and $17 million of stock-based compensation cost was recognized in Selling, general and administrative expenses in the Combined Statements of Operations, respectively, of which $5 million, $5 million and $6 million related to compensation costs for direct employees of the Business, respectively, and $12 million, $13 million and $11 million related to compensation costs allocated from Honeywell, respectively. Refer to Note 3 – Related Party Transactions – Corporate Allocations for further details.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 16. Accumulated Other Comprehensive Loss
The changes in Accumulated other comprehensive loss are provided in the table below.

	Pretax	Tax	After Tax
Year Ended December 31, 2022
Foreign exchange translation adjustment	$(60)	$—	$(60)
Pension adjustments	3	(1)	2
Changes in fair value of effective cash flow hedges	(4)	2	(2)
Total net current period other comprehensive loss	$(61)	$1	$(60)
Year Ended December 31, 2023
Foreign exchange translation adjustment	$7	$—	$7
Pension adjustments	(3)	1	(2)
Changes in fair value of effective cash flow hedges	9	(1)	8
Total net current period other comprehensive income	$13	$—	$13
Year Ended December 31, 2024
Foreign exchange translation adjustment	$(62)	$—	$(62)
Pension adjustments	(6)	2	(4)
Changes in fair value of effective cash flow hedges	13	(2)	11
Total net current period other comprehensive loss	$(55)	$—	$(55)
Components of Accumulated Other Comprehensive Loss

	December 31,
	2024	2023
Cumulative foreign exchange translation adjustment	$(218)	$(156)
Pension and other postretirement benefit adjustments	(5)	(1)
Fair value adjustments of cash flow hedges	10	(1)
Total Accumulated other comprehensive loss	$(213)	$(158)

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Changes in Accumulated Other Comprehensive Loss by Component

	Foreign Exchange Translation Adjustment	Pension Adjustments	Changes in Fair Value of Cash Flow Hedges	Total
Balance as of January 1, 2022	$(103)	$(1)	$(7)	$(111)
Other comprehensive loss before reclassifications	(60)	2	22	(36)
Amounts reclassified from accumulated other comprehensive loss	—	—	(24)	(24)
Net current period other comprehensive loss	(60)	2	(2)	(60)
Balance as of December 31, 2022	$(163)	$1	$(9)	$(171)
Other comprehensive income before reclassifications	7	(2)	10	15
Amounts reclassified from accumulated other comprehensive loss	—	—	(2)	(2)
Net current period other comprehensive income	7	(2)	8	13
Balance as of December 31, 2023	$(156)	$(1)	$(1)	$(158)
Other comprehensive loss before reclassifications	(62)	(4)	20	(46)
Amounts reclassified from accumulated other comprehensive loss	—	—	(9)	(9)
Net current period other comprehensive loss	(62)	(4)	11	(55)
Balance as of December 31, 2024	$(218)	$(5)	$10	$(213)
Amounts reclassified out of Accumulated other comprehensive loss related to pension adjustments are included within Other expense (income) in the Combined Statements of Operations. Amounts reclassified out of Accumulated other comprehensive loss related to cash flow hedges are included within Net sales or Cost of products and services sold in the Combined Statements of Operations, depending on the nature of the underlying transaction being hedged.
Note 17. Postretirement Benefit Plans
Honeywell Sponsored Pension Plans
Certain employees of the Solstice Advanced Materials Business participate in U.S. pension plans sponsored by Honeywell. For the purposes of the Combined Financial Statements, the Company accounts for these plans as multiemployer plans as they are not sponsored by the Business. Therefore, the related assets and liabilities are not reflected in the Combined Balance Sheets. The Combined Statements of Operations reflect a proportionate allocation of $3 million, $3 million, and $9 million for the year ended December 31, 2024, 2023 and 2022, respectively, related to service costs for the multiemployer plans associated with the Solstice Advanced Materials Business’ employees.
Solstice Advanced Materials Sponsored Pension and Postretirement Benefit Plans
The Company sponsors a number of unfunded non-U.S. defined benefit pension plans. The largest plans are closed to new participants. The plans use a December 31 measurement date consistent with the Business’ fiscal year.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
The following tables summarize the combined balance sheet impact, including the benefit obligations, assets, and funded status associated with the Company’s significant pension plans:

	December 31,
	2024	2023
Change in Benefit obligation
Benefit obligation at beginning of year	$62	$55
Interest cost	2	2
Changes in financial assumptions (gain) loss	(1)	3
Actuarial loss	4	3
Benefits paid	(3)	(3)
Other, including currency impact	(3)	2
Benefit obligation at end of year	61	62
Amounts recognized in the Combined Balance Sheets consist of
Accrued liabilities	4	4
Other liabilities	57	58
Net amount recognized	61	62
Amounts recognized in Accumulated Other Comprehensive Loss:
Net actuarial gain	6	3
Net amount recognized	$6	$3
Information for pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets:

	December 31,
	2024	2023
Projected benefit obligation	$61	$62
Accumulated benefit obligation	61	62
Fair value of plan assets	—	—
Net periodic pension expense (benefit) for the years ended December 31, 2024, 2023 and 2022 was not significant. Other changes in benefit obligations recognized in Other comprehensive (loss) income are as follows:

	Years Ended December 31,
	2024	2023	2022
Net actuarial loss (gain) arising the during period	$6	$3	$(3)
Amortization of prior actuarial (gains) losses	—	—	—
Total recognized in other comprehensive loss (income)	6	3	(3)
Net recognized in net periodic pension expense (benefit) and other comprehensive loss	$8	$5	$(2)

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Major actuarial assumptions used in determining the benefit obligation and net periodic pension expense (benefit) for pension plans are presented in the following table as weighted averages:

	Benefit Obligation			Net Periodic Pension Costs
	2024	2023	2022	2024	2023	2022
Discount rate
Projected benefit obligation	3.4%	3.3%	3.8%	3.3%	3.3%	3.7%
Salary scale	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
The weighted-average discount rates used to measure pension benefit obligations and net costs are set by reference to specific analyses using each plan’s specific cash flows and high-quality bond indices to assess reasonableness. For significant plans, the Company utilizes a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows.
The Company did not make any significant cash contributions to its defined benefit pension plans during the years ended December 31, 2024, 2023 and 2022 and does not expect to make any significant contributions in 2025. Contributions do not reflect benefits to be paid directly from the plan assets. Benefits paid in the years ended December 31, 2024, 2023 and 2022 were approximately $3 million for each of the periods. Benefit payments expected to be paid as follows:

Amount
2025	$4
2026	4
2027	4
2028	4
2029	4
2030-2034	18
Note 18. Investments
Equity method investments
The total balance of the Company’s equity method investments recorded within Other assets in the Combined Balance Sheets as of December 31, 2024 and 2023 was $146 million and $130 million, respectively. These equity method investments are not considered significant for disclosure of summarized financial information on either an individual or aggregated basis.
The Company’s principal equity method investments as of December 31, 2024, 2023 and 2022 are as follows:
Asahi-Schwebel JV
Asahi-Schwebel (Taiwan) Co., Ltd. is a JV between the Company and Asahi Kasei EMD Corporation which manufactures woven glass fabrics in China and sells licensed products worldwide. The JV supplies raw materials and semi-finished products to the Company. The Company holds a 49% ownership interest in this JV. The Company does not maintain a controlling interest and therefore, the investment is presented as an equity method investment in the Combined Balance Sheets. The Company's investment in this JV was $29 million and $27 million as of December 31, 2024 and 2023, respectively, classified as Other assets in the Combined Balance Sheets.
Quimobásicos JV
Quimobásicos, S.A. de C.V. is a JV between the Company and Celulosa y Derivados, S.A. in Mexico which specializes in manufacturing refrigerant gases for sale primarily in Central America, South America and the

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Caribbean. The Company holds a 49% ownership interest in this JV. The Company does not maintain a controlling interest and therefore, the investment is presented as an equity method investment in the Combined Balance Sheets. The Company's investment in this JV was $26 million and $20 million as of December 31, 2024 and 2023, respectively, classified as Other assets in the Combined Balance Sheets.
Variable Interest Entities
Entities identified as Variable interest entities (“VIEs”) have been evaluated to determine whether the Company is the primary beneficiary. The Company consolidates VIEs for which it is the primary beneficiary, and if the Company is not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity method of accounting. Investments identified as VIEs are discussed below under consolidated VIE and unconsolidated VIE.
Consolidated VIE
ConverDyn JV
ConverDyn is a JV between the Company and General Atomics, Inc. (“General Atomics”) that provides uranium conversion and related services to utilities operating nuclear power plants. The JV is the sole marketing agent of processed uranium hexafluoride produced at the Company’s AES Facility. The Company and General Atomics each hold a 50% interest in the JV. ConverDyn's classification as a VIE is due to the Company’s responsibility for the investee's obligations and its anticipated financial support. The Company’s variable interest in this JV is related to its operations of the AES Facility and cost recovery allowing a minimum return as allowed by the JV agreement which makes the Company the primary beneficiary.
The following summarizes the assets and liabilities of the ConverDyn JV included in the Company’s Combined Financial Statements (including noncontrolling interests):

	December 31, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
ConverDyn JV	$360	$436	$88	$229
As of December 31, 2024, the current assets and current liabilities related to the ConverDyn JV were $80 million and $109 million, respectively. Of the current liabilities, $60 million is related to the JV partner payable. The Company additionally recorded product loans receivable and product loans payable reflected in the Combined Balance Sheets which amounted to $264 million and $293 million, respectively.
Unconsolidated VIE
SinoChem JV
SinoChem is a JV between the Company and Sinochem Lantian New Materials Co., Ltd in China that manufactures and sells foam blowing agents for energy efficient foam insulation in Asia. The Company’s variable interest in this JV is primarily related to third party borrowings of the JV which are guaranteed by the Company. This JV is accounted for as an equity method investment as the Company does not maintain a controlling interest. The Company's investment in this JV was $91 million and $83 million as of December 31, 2024 and 2023, respectively, classified as Other assets in the Combined Balance Sheets.
The entity is exposed to a maximum loss equal to the sum of i) the current carrying value of the investment, assuming no future capital funding requirements and ii) its share of principal and interest payable related to third party debt owed by the JV and guaranteed by the Company. As of December 31, 2024, the Company’s total

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
maximum exposure to loss was $95 million. The carrying values of assets and liabilities of the VIE are summarized below:

	December 31, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
SinoChem JV	$178	$28	$159	$27
Note 19. Commitments and Contingencies
Environmental Matters
The Company records liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on the Company’s best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory, or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology, and information related to individual sites, the Company does not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of the Company’s recorded liabilities. Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued. The following table summarizes information concerning the Company’s recorded liabilities for environmental costs:

	December 31,
	2024	2023	2022
Beginning of year	$54	$46	$36
Accruals for environmental matters deemed probable and reasonably estimable	—	9	24
Environmental liability payments	(1)	(1)	(14)
End of year	$53	$54	$46

	December 31,
	2024	2023
Accrued liabilities	$6	$2
Other liabilities	47	52
Total environmental liabilities	$53	$54
The following table sets forth the Company’s environmental remediation liabilities at December 31, 2024 and 2023 for the two sites that are deemed the most significant during the periods presented, together with the aggregate liabilities for all other sites.

	December 31,
	2024	2023
Delaware Valley Works Facility[1]	$38	$38
Amherstburg - Ontario, Canada	5	6
All other sites[2]	10	10
Total environmental liabilities	$53	$54
_________________
1.The Environmental reserve liability at Delaware Valley Works Facility is associated with a repositioning project, which started remediating in 2024.
2.Comprising 16 other sites, inclusive of Buffalo River, New York and Seelze, Germany sites which started remediating in 2022.
The Company does not currently possess sufficient information to reasonably estimate the amounts of environmental liabilities to be recorded upon future completion of studies, litigation, or settlements, and neither the timing nor the

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
amount of the ultimate costs associated with environmental matters can be determined, although they could be material to the Company’s combined results of operations and operating cash flows in the periods recognized or paid. However, considering the Company’s past experience and existing reserves, the Company does not expect that environmental matters will have a material adverse effect on its combined financial position.
Asset Retirement Obligations
Asset retirement obligations result from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company depreciates the amount added to property, plant and equipment on a straight-line basis, and recognizes accretion expense in connection with the discounted liability over the remaining useful life of the asset.
The Company recognized as a liability the present value of the estimated future costs to decommission its uranium conversion facility. The estimated liability is based on the estimated useful lives of the underlying asset, third-party estimates of the cost to decommission the asset in the future, and federal and state regulatory requirements, adjusted for inflation and discounted using the Company’s credit-adjusted risk-free rate that range from 6.5% to 6.6%. Revisions to the liability could occur due to changes in the Company’s estimated useful lives of the underlying assets, estimated dates of decommissioning and timing of related cash outflows, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. The Company recognizes changes due to revised estimates by adjusting the carrying amount of the liability and the related long-lived asset if the asset is still in service or charged to expense in the period if the asset is no longer in service.
Other Matters
AES Facility matters
Since 2018, the Company has been involved in various legal proceedings in the United States District Court for the Southern District of Illinois related to its AES Facility, including eight separate lawsuits alleging cancer caused by radiation exposures that were settled in 2024. The Company remains involved in additional legal proceedings (i) related to alleged radiation contamination of properties around the plant by the city of Metropolis, Illinois, and the county of Massac, Illinois, and (ii) a class action lawsuit alleging property damage by a group of plaintiffs on behalf of all property owners within a three-mile radius of the facility. The Company is currently awaiting rulings on a motion for summary judgment related to the city and county cases, with rulings expected in the quarters ended June 30 or September 30, 2025. For the alleged class action, the parties completed briefing on the plaintiffs’ motion for class certification and a ruling is expected in the quarter ended June 30 or September 30, 2025. All plaintiffs in these matters are seeking compensatory damages and, in certain cases, punitive damages, medical monitoring, declaratory and/or injunctive relief. The Company is also actively pursuing claims for indemnification from the Department of Energy under the Price Anderson Act, to which it believes it is entitled under the law, as well as claims under Honeywell’s nuclear liability policies with American Nuclear Insurers. While we cannot predict the outcome of these matters, based on the facts currently known to us, we do not anticipate that these matters will have a material adverse effect on our financial condition, results of operations, or cash flows.
Other matters
The Company is subject to a number of other lawsuits, investigations, and disputes (some of which involve substantial amounts claimed) arising out of the conduct of the Company's business, including matters relating to commercial transactions, intellectual property, and environmental, health, and safety matters. The Company recognizes liabilities for any contingency that is probable of occurrence and reasonably estimable. The Company continually assesses the likelihood of adverse judgments or outcomes in such matters, as well as potential ranges of probable losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Given the uncertainty inherent in litigation and investigations, the Company cannot predict when or how these matters will be resolved and does not believe it is possible to develop estimates of reasonably possible loss (or a range of possible loss) in excess of current accruals for commitment and contingency matters. Considering the Company's past experience and existing accruals, the Company does not expect the outcome of such matters, either individually or in the aggregate, to have a material adverse effect on the Company's Combined financial position. Because most contingencies are resolved over long periods of time, potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause the Company to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on the Company's Combined results of operations or operating cash flows in the periods recognized or paid.
Note 20. Segment Financial Data
The Company globally manages its business operations through two reportable business segments. Segment information is consistent with how the President and Chief Executive Officer of the Solstice Advanced Materials business, who is the Chief Operating Decision Maker (“CODM”), and management reviews the businesses, makes investing and resource allocation decisions, and assesses operating performance.
Refrigerants & Applied Solutions – A global provider of specialty solutions across the value chain of refrigerant and blowing agent materials for various end markets, such as cooling, air conditioning and refrigeration, automotive, energy, building and appliance insulation, and healthcare. Refrigeration & Applied Solution offerings include (i) Refrigerants, (ii) Building Solutions and Intermediates, (iii) Alternative Energy Services, and (iv) Healthcare Packaging. Refrigerants includes refrigerants for both stationary and automotive applications. The Building Solutions and Intermediates supplies low global warming potential blowing agents for foam and appliance insulation, cleaning solvents, and lower emissions medical aerosols. Alternative Energy Services provides low carbon energy services in the form of uranium hexafluoride conversion and related services and products to utilities operating nuclear power plants. Healthcare Packaging includes specialty packaging materials characterized by a high moisture barrier and high clarity.
Electronic & Specialty Materials – A global provider of electronic materials, industrial-grade fibers, and laboratory life science materials for a diverse set of end markets, such as semiconductors, defense, pharmaceutical, and construction. The Electronic & Specialty Materials offerings include (i) Research and Performance Chemicals, (ii) Electronic Materials, and (iii) Safety and Defense Solutions business units. The Research and Performance Chemicals includes research chemicals, fine chemicals, and specialty additives. Electronic Materials is a provider of sputtering targets, electronic polymers, thermal solutions, and high purity etchants and wash solvents used in semiconductor manufacturing. Safety and Defense Solutions provides ultra-high molecular weight polyethylene materials which are specialty fibers primarily for armor as well as medical and industrial applications.
The CODM evaluates segment performance based on segment adjusted EBITDA, by comparing budget-to-actual and period-over-period results. Each segment’s adjusted EBITDA excludes depreciation, amortization, general corporate unallocated expense, interest and other financial charges, stock compensation expense, pension and other

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
postretirement income (expense), repositioning charges, accretion expense, transaction costs and other items within Other expense (income) which are collectively included within income before taxes.
The below table summarizes information about significant segment expenses and other segment items, for each historical period:

	Years Ended December 31,
	2024		2023		2022
	Refrigerants & Applied Solutions	Electronic & Specialty Materials	Refrigerants & Applied Solutions	Electronic & Specialty Materials	Refrigerants & Applied Solutions	Electronic & Specialty Materials
Net sales
Products	$2,404	$1,049	$2,404	$1,020	$2,230	$1,209
Services	317	—	225	—	148	—
Total Net sales	2,721	1,049	2,629	1,020	2,378	1,209
Less
Cost of products and services sold[1]	1,678	784	1,591	773	1,363	842
Selling, general and administrative expenses[2]	124	77	126	77	103	79
Other segment items[3]	36	26	36	27	31	27
Add
Depreciation	137	37	116	49	104	39
Amortization	38	2	47	3	4	2
Segment Adjusted EBITDA	$1,058	$201	$1,039	$195	$989	$302
__________________
1.Amounts exclude ARO accretion, repositioning charges, and other non-recurring items.
2.Amounts exclude stock compensation expense, transaction costs, pension and other postretirement income (expense), repositioning charges, and other non-recurring items.
3.For each reportable segment, the other segment items category includes Research and development expenses and equity income of affiliated companies.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
A reconciliation of segment adjusted EBITDA to net income is as follows:

	December 31,
	2024	2023	2022
Refrigerants & Applied Solutions	$1,058	$1,039	$989
Electronic & Specialty Materials	201	195	302
Segment Adjusted EBITDA	$1,259	$1,234	$1,291
Corporate and All Other EBITDA	(161)	(144)	(148)
Depreciation[1]	(175)	(170)	(146)
Amortization[2]	(42)	(51)	(7)
Interest and other financial charges	(13)	(16)	(21)
Other expense[3]	(34)	(11)	(24)
Stock compensation expense[4]	(17)	(18)	(17)
Other non-recurring items[2]	(10)	(1)	23
ARO accretion[5]	(2)	(1)	(2)
Transaction Costs[4]	(4)	(1)	(3)
Pension and other postretirement expense[4]	(2)	(2)	(1)
Repositioning charges[2]	(2)	(5)	(2)
Income tax expense	(192)	(195)	(211)
Net Income	$605	$619	$732
__________________
1.Amounts included in Cost of products and services sold, Selling, general and administrative expenses, and Research and development expenses.
2.Amounts included in Cost of products and services sold and Selling, general and administrative expenses.
3.Amounts included in Other expense (income), excluding equity income of affiliated companies.
4.Amounts included in Selling, general and administrative expenses.
5.Amounts included in Cost of products and services sold.

	December 31,
	2024	2023
Total Assets Reconciliation
Refrigerants & Applied Solutions	$3,157	$2,894
Electronic & Specialty Materials	1,192	1,157
Corporate and All Other	655	606
Total assets	$5,004	$4,657

	December 31,
	2024	2023	2022
Capital expenditures
Refrigerants & Applied Solutions	$228	$234	$163
Electronic & Specialty Materials	63	61	91
Corporate and All Other	5	4	—
Total	$296	$299	$254

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Note 21. Geographic Areas and Customers

	Net Sales[1]			Long-lived Assets[2]
	Years Ended December 31,			Years Ended December 31,
	2024	2023	2022	2024	2023	2022
United States	2,285	2,205	2,194	1,564	1,454	1,323
Europe, Middle East and Africa	886	859	815	118	117	107
Other International	599	585	578	64	67	68
Total	$3,770	$3,649	$3,587	$1,746	$1,638	$1,498
__________________
1.Sales between geographic areas approximate market value and are not significant. Net sales are classified according to their country of origin. Included in United States Net sales are export sales of $720 million, $576 million, and $562 million for the years ended December 31, 2024, 2023, and 2022, respectively
2.Long-lived assets are comprised of Property, plant and equipment – net.
Note 22. Subsequent Events
The Company evaluated subsequent events for recognition or disclosure through May 1, 2025, the date the Combined Financial Statements were available to be issued.
On January 6, 2025, the Company entered into definitive agreements to form two joint ventures with the purpose of engaging in the production, operation and sale of products such as liquid lithium hexafluorophosphate and electrolyte. The closing of agreements is subject to the customary closing conditions, adjustments, and required regulatory approvals. These joint venture agreements, if closed, could have a material impact on our future financial results and strategic direction.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Solstice Advanced Materials, LLC